Exhibit 99.1

Sundance Energy

Australia Limited

Annual Report

31 December 2017

Table of Contents

Forward-looking Statements	1	Competent Persons Statement
Abbreviations & Definitions	1
Chairman’s Letter	2

This report contains information based on reserve reports prepared by Ryder Scott Company, L.P. for Sundance Energy as of 31 December 2017.  Such information has been reviewed by Stephen E. Gardner, a Professional Engineer employed by Ryder Scott who practices under State of Colorado license number 44720.  Mr. Gardner has consented to the inclusion of this information in the form and context in which it appears.

Abbreviations & Definitions

Adjusted EBITDAX – earnings before interest, income taxes, depreciation, depletion, amortisation and exploration expenses, adjusted for other non-cash items of income/expense

Bbl – one barrel of oil

BOE - a barrel of oil equivalent, using the ratio of six Mcf of natural gas to one Bbl of crude oil

BOEPD – barrels of oil equivalent per day

EBITDAX Margin – Adjusted EBITDAX as a percentage of oil and natural gas revenue

MBOE - a thousand barrels of oil equivalent

MBbl - a thousand barrels of crude oil

Mcf – one thousand cubic feet of natural gas

MMcf – one million cubic feet of natural gas

Net Acres – gross acres multiplied by the Company’s working interest

Net Wells - gross wells multiplied by the Company’s working interest

PDP - proved developed producing reserves

PUD – proved undeveloped reserves

PV10 - discounted cash flows of the Company’s reserves using a 10% discount factor

One barrel of oil is the energy equivalent of six Mcf of natural gas.

All oil and gas quantity and revenue amounts presented in this report are net of royalties and transportation.

All currency amounts presented in this report are shown in US dollars except per share amounts which are presented in Australian dollars or unless otherwise noted by “A$”, which represents Australian dollars.

CEO’s Report	3
Directors’ Report	5
Remuneration Report	19
Auditor’s Independence Declaration	34
Corporate Governance	35
Financial Information	46
Directors’ Declaration	92
Auditor’s Report	93
Additional Information	101
Corporate Information	103

Forward-Looking Statements

This Annual Report includes forward-looking statements. These statements relate to Sundance’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

The forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this presentation and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward-looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this report sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CHAIRMAN’S LETTER

Dear Fellow Shareholders,

I am pleased to present Sundance Energy Australia Limited’s Annual Report for the year ended 31 December 2017.  During 2017, we achieved significant progress toward our goal of becoming a pure-play Eagle Ford operator and positioned the Company to execute on the transformational transaction announced earlier this month.

As compared to the prior year, we achieved increases in production, revenue, Adjusted EBITDAX and reserves.  On a barrels of oil equivalent (Boe) basis, production increased 22.4 percent to 7,471 Boe/d.  Increased production coupled with improved commodity prices resulted in revenue of $104.4 million, an increase of 56.7 percent over the prior year. Adjusted EBITDAX for the year increased to $57.2 million as compared to $47.9 million in 2016.  Adjusted EBITDAX was impacted by higher general and administrative and lease operating expenses per Boe.  The increase in general and administrative expense was primarily attributable to non-recurring costs, such as those associated with the transaction noted above.  The planned increase in lease operating costs was primarily due to catching up on maintenance deferred in 2016.

During 2017, we brought 14 gross (13.8 net) wells into production on our Eagle Ford acreage in south Texas.  Proved reserves at yearend increased 46 percent to 47.1 Mboe and PV10 value of $423.5 million. This does not include any impact resulting from the acquisition.  The development program was funded primarily with cash generated from operations and proceeds from the sale of the Company’s Oklahoma assets.

We continue to focus on developing and operating our properties in an environmentally responsible manner and we are committed to ensuring the health and safety of our workforce.  I am pleased to be able to report that no significant environmental, health or safety issues occurred during the year.

In addition to the achievements noted above, during 2017 the Board, management and staff of Sundance devoted significant efforts that resulted in the recent announcement of a transformational acquisition of additional assets in the Eagle Ford. I thank everyone for the very significant efforts made in this respect as well as efficiently managing the business throughout the year. The acquisition includes 21,900 net acres and 1,700 Boe/d of production (based on December 2017) and adds 282 gross (255 net) high-quality drilling locations.  Completion of the acquisition requires Shareholder approval of issuance of a portion of the shares to fund the purchase price of $221.5 million and development of the assets.  The Directors unanimously recommend that Shareholders approve the associated resolutions at the Extraordinary General Meeting to be held 19 April 2018.

Finally, on behalf of the other Directors and the management and staff of Sundance, I would like to thank you for your ongoing support.  We look forward to the upcoming year and the opportunity to deliver growth and increased value to our Shareholders.

Yours sincerely,

Mike Hannell

Chairman

CEO’S REPORT

Dear Fellow Shareholders,

This is an exciting time in the oil patch and for our shareholders.  With strong growth in the worldwide economy, oil demand is rapidly increasing at a time when new supply is coming from unreliable sources and new technologies have continued to under deliver on promises to materially change consumption profiles.

New production from non-OPEC, non-US shale production is set to drop materially.  These large scale, long lead time projects have continued to bring new barrels online during the downturn as they were sanctioned prior to prices plummeting.  After over 3 years of underinvestment, this component of oil supply will take years of new investment to recover, meaning supply must be found elsewhere.

A high proportion of supply growth must therefore come from US shale and OPEC.  OPEC is plagued by geopolitical risk reducing its effective spare capacity.  US shale has seen labor leave the industry during the downturn, survivors have developed significant portions of their best acreage, and shale is plagued by high declines, requiring continuing investment to generate consistent supply and the risk of over investment to generate supply growth.

These trends setup a strong fundamental case for stable or higher prices to incentivize new supply.

During the downturn, less than 10 percent of the companies in our US shale peer group have generated positive shareholder returns and nearly 40 percent have sought bankruptcy protection.  These poor shareholder returns, coupled with low prices have changed the dynamics of the industry.

First, scale matters, and in particular the scale required to contract a substantially dedicated frac crew.  Scale drives lower costs because it allows for improved predictability and therefore more efficiency in operations and logistics.  These savings are manifested in reduced mobilization and demobilization costs, reduced cycle times, discounts from bulk purchasing materials and services, and ability to de-bundle and self-source certain key materials.

Second, the days of growth at all costs are coming to an end.  Debt markets are more selective as the era of cheap money is slowly coming to an end and equity markets are pushing companies to have a clear plan to generate free cash flow.

Finally, low prices have reduced exploratory and appraisal spending with companies focusing on the development of core assets.  In the US, capital has cycled away from the Eagle Ford and towards the stacked pay potential of the Permian.

This is causing large public companies with lower cost of capital to exit the Eagle Ford with their assets being bought by smaller public and private companies with higher cost of capital.  This is resulting in attractive full cycle economics for those deploying capital into the acquisition and development of assets in the Eagle Ford.

Our recently announced acquisition positions us to capitalize on these trends to grow shareholder value.  It improves the quality of our remaining inventory which boosts our capital efficiency.  It gives us the scale, both in balance sheet and drilling inventory, to reduce capital costs.  And, finally, it positions us to produce 21,000-22,000 Boe/d in 2019 which, at a $56 per barrel West Texas Intermediate oil price, generates approximately US$250 million in EBITDA.  This acquisition and resulting strategic position transforms Sundance’s ability to create shareholder value.

During 2017 we, along with many of our peers in the Eagle Ford, suffered on the wrong side of some of these industry trends.  This manifested itself in Eagle Ford stocks underperforming most of the other US onshore basins.  So far in 2018 that trend has begun to reverse, and as good Eagle Ford acreage is sold to companies that will develop it, the trend should continue.

From an operational standpoint we performed well in certain areas in 2017 and not as well in others.  We grew production per 1,000 shares by 21 percent to 2.3 Boe, EBITDA per 1,000 shares by 19 percent to $45.63, and we grew our Proved PV10 less Net Debt by 32 percent to $219.0 million.  Over time these metrics should translate to increased shareholder value.

On the flip side, we had challenges in controlling drilling and completion costs per well in an inflationary environment seeing increases of 24 percent to $5.0 million per well (normalized to 6000 feet).  While some of these cost increases were driven by market forces, in retrospect we should have sought to make the strategic changes necessary to reduce their impact sooner.  We are laser focused on capturing efficiencies from the bigger development plan post-acquisition to drive down capital costs per well and enhance the value of our entire asset base for our shareholders.

Despite significant challenges during 2017 the Sundance team has worked extremely hard during the last year to achieve capital efficient growth and put the company in a position to close the pending acquisition.  Thank you to all of the associates and board members of Sundance for that hard work during a difficult year, we need to be focused on capturing the significant opportunities that lie ahead.

Yours Sincerely,

Eric McCrady

Managing Director/ Chief Executive Officer

DIRECTORS’ REPORT

Your Directors present this report on the Company and its consolidated entities (“Group,” the “Company” or “Consolidated Group”) for the financial year ended 31 December 2017.

Directors

The names of Directors in office at any time during or since the end of the year are:

•Michael D Hannell

•Damien A Hannes

•H Weldon Holcombe

•Neville W Martin

•Eric P McCrady

These Directors have been in office since the start of the financial period to the date of this report.

Company Secretary

At the end of the financial period, Mr Damien Connor held the position of Company Secretary and has served as Company Secretary since August 2013. Mr. Connor has been a member of the Chartered Accountants of Australia & New Zealand since 2002 and is a member of the Governance Institute of Australia and a graduate of the Australian Institute of Company Directors.  He is also Chief Financial Officer and Company Secretary of ASX-listed UraniumSA Limited and Archer Exploration Limited.

Principal Activities

The principal activities of the Group during the financial year were:

•the exploration for and development and production of oil and natural gas in the United States of America; and,

•the continued expansion of its portfolio of oil and gas leases in the United States of America.

No significant changes in the nature of the activities of the Group occurred during the year.

Highlights and Significant Changes in State of Affairs

Following is a summary of highlights and significant changes in the state of affairs of the Group during the year ended 31 December 2017:

•Increased NYMEX Strip Pricing Case Proved reserves by 46% to 47.1 MMboe primarily through extensions, discoveries and bolt-on lease acquisitions (exclusive of 2016 Oklahoma reserves);

•Increased NYMEX proved undeveloped reserves increased 53% to 31.3 MMboe, reflecting successful co-development tests of the upper lower Eagle Ford in McMullen County, leases additions in McMullen County and improved productivity from wells drilled in Dimmit County in 2017;

•Reserve replacement ratio (total extensions, discoveries, acquisitions and revisions divided by production) was 7.08x, which included 11.3 MMboe of acquisitions of proved reserves in-place (obtained primarily through mineral leases);

•Executed on the Company’s long-term strategy to become a pure-play Eagle Ford aggregator by disposing of its Oklahoma assets during the year;

•Revenue increased 57% to $104.4 million, compared to $66.6 million in 2016;

•Production in 2017 was 7,861 Boe/d, which included 390 Boe/d of flared gas, a 21.5% increase compared to prior year;

•Brought 14 gross (13.8 net) wells into production during the year;

•Development program of $115.1 million was substantially self-funded with net cash provided by operating activities of $74.8 million, proceeds from the Oklahoma assets disposal of $15.3 million and net borrowings of $18.2 million on the Company’s production prepayment from its oil purchaser; and

•Increased EBITDAX by $9.3 million (19.5%) to $57.2 million compared to $47.9 million in 2016

There were no other material changes in the state of affairs of the Company.

Revenues and Production.  The following table provides the components of our revenues for the year ended 31 December 2017 and 2016, as well as each year’s respective sales volumes:

	Year ended 31 December		Change in	Change as
	2017	2016	$	%
Revenue (US$'000)
Oil Sales	89,136	57,296	31,840	55.6
Natural gas sales	8,743	4,937	3,806	77.1
Natural gas liquids (NGL) sales	6,520	4,376	2,144	49.0
Product revenue	104,399	66,609	37,790	56.7

	Year ended 31 December		Change in	Change as
	2017	2016	Volume	%
Net sales volumes:
Oil (Bbls)	1,799,752	1,412,475	387,277	27.4
Natural gas (Mcf)	3,621,289	2,940,715	680,574	23.1
NGL (Bbls)	323,669	331,622	(7,953)	(2.4)
Oil equivalent (Boe)	2,726,969	2,234,216	492,753	22.1
Average daily sales production (Boe/d)	7,471	6,104	1,367	22.4

Barrel of oil equivalent (Boe) and average net daily production (Boe/d).  Sales volume increased by 492,753 Boe (22%) to 2,726,969 Boe (7,471 Boe/d) for the year ended 31 December 2017 compared to 2,234,216 Boe (6,104 Boe/d) for the prior year primarily due to the Company’s back-loaded 2016 development program and mid-year 2017 completions.  All of the Company’s 2016 completions were in the second half of the year, resulting in less than a full year of production in 2016 and a full year of production in 2017 on those wells.  The Company’s 2017 development program was not as back-loaded as its 2016 development program, resulting in a more even distribution of production from new wells during the year.

The Eagle Ford contributed 7,257 Boe/d (97%) of total sales volume during the year ended 31 December 2017 compared to 5,389 Boe/d (88%) during the prior year. The Company disposed of its Oklahoma assets in May 2017.  Our sales volume is oil‑weighted, with oil representing 66% and 63% of total sales volume for the years ended 31 December 2017 and 2016, respectively.

Oil sales.  Oil sales increased by $31.8 million (56%) to $89.1 million for the year ended 31 December 2017 from $57.3 million for the prior year. The increase in oil revenues was the result of the increase in product pricing ($16.1 million), coupled with an increase in oil production ($15.7 million).  The average price we realised on the sale of our oil increased by 22% to $49.53 per Bbl for the year ended 31 December 2017 from $40.56 per Bbl for the prior year.  Oil production volumes increased 27% to 1,799,752 Bbls for the year ended 31 December 2017 compared to 1,412,475 Bbls for the prior year.

Natural gas sales.  Natural gas sales increased by $3.8 million (77%) to $8.7 million for the year ended 31 December 2017 from $4.9 million for the prior year. The increase in natural gas revenues was primarily the result of higher product pricing ($2.7 million) with increased production volumes further contributing to the increase in revenue ($1.1 million).  Natural gas production volumes increased 680,574 Mcf (23%) to 3,621,289 Mcf for the year ended 31 December 2017 compared to 2,940,715 Mcf for the prior year due to slightly higher gas-oil ratios on wells completed during the year. The average price we realised on the sale of our natural gas increased by 44% to $2.41 per Mcf (net of transportation and marketing) for the year ended 31 December 2017 from $1.68 per Mcf for the prior year.

Natural gas liquids sales (“NGL”).  NGL sales increased by $2.1 million (49%) to $6.5 million for the year ended 31 December 2017 from $4.4 million for the prior year. The increase in NGL revenues was the result of better product pricing ($2.2 million) partially offset by lower production volumes ($0.1 million). The average price we realised on the sale of our natural gas liquids increased by 53% to $20.14 per Bbl for the year ended 31 December 2017 from $13.20 per Bbl for the prior year.  NGL production volumes decreased 7,953 Bbls (2%) to 323,669 Bbls for the year ended 31 December 2017 compared to 331,622 Bbls for the prior year.

	Year ended 31 December		Change in	Change as
Selected per Boe metrics (US$)	2017	2016	$	%
Total oil, natural gas, NGL revenue	38.28	29.81	8.47	28.4
Lease operating expense	(8.22)	(5.79)	(2.43)	42.0
Production tax expense	(2.43)	(1.88)	(0.55)	29.0
Depreciation and amortisation expense	(21.40)	(21.55)	0.15	(0.7)
General and administrative expense	(6.73)	(5.42)	(1.31)	24.2

Lease operating expenses.  Our lease operating expenses (“LOE”) increased by $9.5 million (73%) to $22.4 million for the year ended 31 December 2017 from $12.9 million in the prior year, and increased $2.43 per Boe to $8.22 per Boe from $5.79 per Boe.  The Company had minimal workover expenses of $0.75 per Boe in 2016, which increased to $1.94 per Boe in 2017.  In addition, recurring LOE increased from $5.04 per Boe in 2016 to $6.28 per Boe in 2017, partially driven by field service cost inflation.

Production taxes.  Our production taxes increased by $2.4 million (57%) to $6.6 million for the year ended 31 December 2017 from $4.2 million for the prior year but stayed relatively flat as a percent of revenue.

Depreciation and amortisation expense, including depletion.  Our depreciation and amortisation expense increased by $10.2 million (21%) to $58.4 million for the year ended 31 December 2017 from $48.1 million for the prior year but remained relatively consistent on a per Boe basis; 2017 DD&A was $21.40 per Boe compared to $21.55 per Boe in 2016.

General and administrative expenses.  General and administrative expenses increased by $6.2 million (52%) to $18.3 million for the year ended 31 December 2017 as compared to $12.1 million for the prior year. The increase in general and administrative expenses is primarily due non-recurring legal costs related to litigation and professional fees related to the proposed transaction (see Matters Subsequent to the End of the Financial Year).  Cash general and administrative expenses (which excludes non cash share-based compensation expense) per Boe increased by 42% to $5.97 for the year ended 31 December 2017 as compared to $4.19 per Boe for the prior year.

Impairment expense.  The Company recorded an impairment expense of $5.6 million for the year ended 31 December 2017 on the Company’s oil and gas assets which includes reducing the carrying value of its Dimmit County assets by $5.4 million to the estimated fair value, less costs to sell the assets.  These assets were reclassified as “Assets Held for Sale” on the Company’s balance sheet as of 30 June 2017.  Under the applicable IFRS accounting rules, recording of amortisation expense ceases at the time the assets are reclassified, which resulted in impairment expense as the assets depleted over time. Impairment expense also recorded additional impairment of its Cooper Basin exploration and evaluation asset of $0.2 million.  The Company had impairment expense of $10.2 million in the year ended December 31, 2016.

Finance costs, net of amounts capitalised.  Finance costs, net of amounts capitalised to exploration and development, increased by $1.3 million to $13.5 million for the year ended 31 December 2017 as compared to $12.2 million in the prior year. The increase primarily relates to additional interest incurred on the Company’s production prepayment that it entered into during 2017.

Loss on derivative financial instruments.  The Company had a loss on derivative financial instruments of $2.9 million for the year ended 31 December 2017 as compared to $12.8 million loss in the prior year.  The loss on commodity hedging consisted of $1.2 million of unrealised losses on commodity derivative contracts and $1.6 million of realised losses on commodity derivative contracts for the year ended 31 December 2017.  The prior year loss on commodity hedging consisted of $21.4 million of unrealised losses on commodity derivative contracts, offset by $8.7 million of realised gains on commodity derivative contracts.

Loss on sale of non-current assets.  The Company recognized a $1.3 million loss on the sale of its Oklahoma assets and $0.1 million loss on the disposal of other property and equipment during 2017.  There were no gains or losses on the sale of non-current assets recongised in 2016.

Following is a summary of the Company’s open oil and natural gas derivative contracts at 31 December 2017:

Oil Derivatives (WTI/LLS)		Weighted Average (1)
Year	Units (Bbls)	Floor	Ceiling
2018	891,000	$50.40	$56.86
2019	828,000	$50.56	$53.49
2020	108,000	$47.05	$52.50
Total	1,827,000	$50.28	$55.07

Gas Derivatives (HH/HSC)		Weighted Average (1)
Year	Units (Mcf)	Floor	Ceiling
2018	2,106,000	$2.92	$3.24
2019	1,212,000	$2.78	$3.47
2020	216,000	$2.54	$2.93
Total	3,534,000	$2.85	$3.30

(1)The Company’s outstanding derivative positions include swaps totaling 1,089,000 Bbls and 1,350,000 Mcf, which are included in both the weighted average floor and ceiling value.

Income taxes.  The components of our provision for income taxes are as follows:

	Year ended 31 December
(In US$'000s)	2017	2016

Current tax expense/(benefit)	(4,688)	1,563
Deferred tax expense	2,815	142
Total income tax expense/(benefit)	(1,873)	1,705
Combined Federal and state effective tax rate	(7.71%)	3.91%

Our combined Federal and state effective tax rates differ from the Group’s statutory tax rate of 30% primarily due to an increase in unrecognised tax losses, offset by US federal and state tax rates. See Note 7 in the Notes to the Consolidated Financial Statements of this report for further information regarding our income taxes.

Adjusted EBITDAX.  The Company uses both IFRS and certain non‐IFRS measures to assess its performance. Management believes these non‐IFRS measures provide useful supplemental information to investors in order that they may evaluate the Company’s financial performance using the same measures as management. Management believes that, as a result, the investor is afforded greater transparency in assessing the financial performance of the Company. These non‐IFRS financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with IFRS.

Adjusted EBITDAX is defined as earnings before interest expense, income taxes, depreciation, depletion and amortisation, property impairments, gain/(loss) on sale of non-current assets, exploration expense, share-based compensation, restructuring charges, gains and losses on commodity hedging, net of settlements of commodity hedging and certain other non-cash or non-recurring income/expense items.

For the year ended 31 December 2017, adjusted EBITDAX was $57.2 million, or 55% of revenue, compared to $47.9 million, or 72% of revenue, from the prior year.

The following table presents a reconciliation of the profit (loss) attributable to owners of Sundance to Adjusted EBITDAX:

	Year ended 31 December
(In US$'000s)	2017	2016

Reconciliation to Adjusted EBITDAX
Loss attributed to members	(22,436)	(45,694)
Income tax (benefit)/expenses	(1,873)	1,705
Finance costs, net of amounts capitalised and interest received	13,491	12,219
Loss on derivative financial instruments	2,894	12,761
Settlement of derivative financial instruments	(1,670)	8,672
Depreciation and amortisation expense	58,361	48,147
Impairment of non-current assets	5,583	10,203
Exploration expense	-	30
Share-based compensation, value of services	2,076	2,524
Loss on sale of non-current assets	1,461	-
Other net income (1)	(697)	(2,704)
Adjusted EBITDAX	57,190	47,863
Adjusted EBITDAX Margin (as a percent of revenue)	55%	72%

(1)In 2017, other net income included an escrow settlement of $1.0 million, net litigation settlements $(0.7) million and other non cash items of $0.4 million.  In 2016, other net income included proceeds from an insurance settlement of $2.4 million and a litigation settlement of $1.2 million, offset by restructuring charges of $(0.8) million and other $(0.1) million.

Exploration and Development

The Company’s exploration and development activities were focused in the Eagle Ford in 2017. Exploration and development expenditures for the Eagle Ford during the year ended 31 December 2017 totalled $115 million.  This investment resulted in the addition of 14 gross (13.8 net) producing wells.  The Company also completed infrastructure which allows the Company to market a portion of its non-operated production in the Eagle Ford, which has resulted in better product pricing for this production and quicker collection of receivables due to the Company.  In addition, the Company had approximately $8 million of E&E additions which increased its net acreage by approximately 3,200 acres.

Acquisitions

There were no significant acquisitions in 2017.

Dispositions

In May 2017, the Company divested its Oklahoma assets.  The Company’s Oklahoma assets accounted for 78,199 Boe of production and revenue, net of production taxes and operating expenses, of approximately $1.4 million in 2017; therefore the disposition will not have a material impact on the on-going operations of the Company.  Subsequent to the disposition, the Company was a pure-play Eagle Ford operator.

Reserves

The Company’s reserves at 1 January 2018 were announced in March 2018. The Company’s Total Proved Reserves volumes increased 46% as compared to reserves at 1 January 2017 (exclusive of Oklahoma reserves).

The Company’s reserve estimates were calculated by Ryder Scott Company, L.P. (“Ryder Scott”) as at 1 January 2018.  The reports were prepared utilizing two pricing scenarios.  In the U.S. Securities and Exchange Commission (“SEC”) report, pricing is based on the average of the first-day-of-the-month prices for the trailing twelve-months, held constant over the life of the reserves.  This pricing is prescribed by the SEC and is required to be used in reports filed with the SEC.  All else being equal, the second scenario utilized NYMEX strip pricing as of 31 December 2017.

The reserve estimates are based on, and fairly represent, information, supporting documentation prepared by, or under supervision of, Mr. Stephen E. Gardner. Mr. Gardner is a Licensed Professional Engineer in the States of Colorado and Texas (Colorado No. 44720) with over 12 years of practical experience in estimation and evaluation of petroleum reserves.  Mr. Gardner meets or exceeds the education, training and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.  We believe that he is proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines. Mr. Gardner consents to the inclusion in this report of the information and context in which it appears.

Summary reserve information presented in Ryder Scott’s NYMEX strip and SEC pricing evaluations are provided below.

NYMEX Strip Pricing	Oil (Mbbls)	NGL (Mbbls)	Gas (Mmcf)(1)	Mboe	PV10 ($'000)
Proved Developed Producing	8,996	3,248	21,102	15,761	226,610
Proved Undeveloped	19,006	5,948	38,344	31,345	196,868
Total Proved Reserves	28,002	9,196	59,446	47,106	423,478

SEC Pricing	Oil (Mbbls)	NGL (Mbbls)	Gas (Mmcf)(1)	Mboe	PV10 ($'000)
Proved Developed Producing	8,987	3,244	21,078	15,744	207,762
Proved Undeveloped	19,000	5,946	38,331	31,335	173,477
Total Proved Reserves	27,987	9,190	59,409	47,079	381,239

(1)One barrel of oil is the energy equivalent of six Mcf of natural gas.

Financial Position

Throughout 2017, the Company maintained its borrowings of $192 million ($125 million term loan and $67 million outstanding on the reserve based revolver).  The Company was fully drawn on its term loan and reserve based revolver.  As at 31 December 2017, the Company was in compliance with all of its covenants and expects to remain compliant for the remainder of 2018. The Company ended 2017 with cash of $5.8 million.

During 2017, the Company entered into an agreement with Vitol Inc. (“Vitol”), the Company’s oil purchaser, to provide a revenue advance to the Company of $30 million, which is repaid through delivery of the Company’s oil production.  The Company began repaying the advance in October 2017 at a rate of $20 per gross barrel produced by Sundance operated wells through 31 December 2017.  The balance outstanding under the agreement as of 31 December 2017 was $18.2 million.  The rate of repayment increased to $25 per gross barrel beginning 1 January 2018.  The Company expects to repay the outstanding balance in full in April 2018 (see Matters Subsequent to End of Financial Year).

Cash Flow

Cash provided by operating activities for the year ended 31 December 2017 was $74.8 million, an increase of $32.1 million compared to the prior year ($42.7 million).  This increase was primarily due to receipts from sales increasing $47.8 million, to $112.5 million resulting from higher product pricing and increased production volumes, partially offset by higher lease operating expense and general and administrative expenses.  In addition, the Company increased its operating cash flow through quicker collection of production revenue receivables and due to the timing of payments of accounts payable and accrued expenses.

Cash used in investing activities for the year ended 31 December 2017 increased to $92.5 as compared to $80.0 million in prior year.  This planned increase in capital expenditures was due to the Company’s expected higher operating cash flow and proceeds from the sale of its Oklahoma assets.

Cash provided by financing activities for the year ended 31 December 2017 decreased to $6.1 million.  This decrease is a result of not having a capital raise in 2017, compared to a $64.2 million capital raise in 2016.  There were no additional draws on the Company’s credit facilities in 2017; however, the Company had net proceeds of $18.2 million in 2017 related to the Company revenue advance from Vitol.

Matters Subsequent to the End of the Financial Year

On 9 March 2018, the Company’s wholly owned subsidiary Sundance Energy, Inc. entered into a Purchase and Sale Agreement with Pioneer Natural Resources USA, Inc., Reliance Industries and Newpek, LLC (collectively the “Sellers”) to acquire approximately 21,900 net acres in the Eagle Ford oil, volatile oil, and condensate windows in McMullen, Live Oak, Atascosa and La Salle Counties, Texas for a purchase price of $221.5 million.  In March 2018, the Company paid a non-refundable $48.0 million deposit and is required to pay a second non-refundable deposit of $25.0 million by 12 April 2018, with the balance due at the target closing date of 23 April 2018.

To finance the acquisition, the Company launched a $260.0 million capital raise comprised of a fully underwritten Entitlement Offer of $58.0 million and a committed two-tranche placement of $202.0 million, including a $184.8 million Conditional Placement that is subject to shareholder approval at an Extraordinary General Meeting scheduled for 19 April 2018.  The Company believes it is highly probable that the eligible voting shareholders will approve the Conditional Placement.  The remaining Entitlement Offer proceeds are expected to be used to fund the second deposit, with the balance of the capital raise used to close the acquisition and fund development of the properties.  In March 2018, the Company issued 1,044.9 million ordinary shares as part of the equity raise.  The Company expects an additional 4,569.5 million ordinary shares to be issued in April 2018.

Contemporaneous with the acquisition closing, the Company expects to refinance its Credit Facilities.  The Company has signed term sheets with Morgan Stanley and Natixis to refinance its debt facilities with a $250 million syndicated second lien term loan and a syndicated revolver with initial availability expected to be $87.5 million (with a $250.0 million face), respectively.  The proceeds of the refinanced debt facilities will be used to retire the Company’s existing Credit Facilities of $192.0 million and the remaining outstanding production prepayment, which as at the date of this report was $11.8 million.

The acquired properties had varying interests in 132 producing wells that averaged approximately 1,700 net Boe/d of production during the month of December 2017.  The acquired properties are highly contiguous with the Company’s existing McMullen area assets and provide significant drilling locations.  The Company expects the acquisition will give better economies of scale, which may result in lower capital and operating costs on a per well and per unit of production basis.  Pro forma for the acquisition, capital raise and refinancing, the Company expects to have a lower debt to equity ratio and stronger liquidity to fund its 2018 and 2019 development program and meet its working capital needs.

 Future Developments, Prospects and Business Strategies

The Group’s business strategies and prospects for growth in future financial years are presently concentrated on growing the value of the Group’s current Eagle Ford Shale position through direct leasing from mineral owners, acquisitions of producing properties and non-producing assets and development of those assets.

The Group is committed to the environmentally sustainable development of its operations and, while the Group’s operations are subject to significant environmental regulation under the laws of the states in which we operate and the United States of America, no notice of any material breach has been received and the Directors believe no material breach of any environment regulations has occurred.  The Company maintains strict internal performance and reporting guidelines to capture all spills and emissions.  Additionally, a third party firm is used to conduct environmental inspections to ensure the company is meeting both internal and external standards.

The Company is likely to be subject to increasing regulations and costs associated with Federal, state and local government regulation of climate change and management of emissions of greenhouse gases.  The Company continues to monitor the strategic and operations risks associated with climate change regulation and will take actions to minimize or mitigate the impacts on its objectives and activities.

Health and Safety

The Company is committed to providing a best in class health and safety environment for its employees, contractors and communities with a zero-defect target.  The Company tracks both company and company plus contractor incident rates. During 2017, the Company had an Occupational Safety and Health Administration (“OSHA”) Recordable Incident Rate (“ORIR”) of 2.32 per 200,000 man hours.

The Company maintains a comprehensive safety program that includes training of employees and regular monitoring of employee and contractor safety certifications.  The Company uses a third party expert to conduct random safety audits of its key operational activities and implements any changes identified by these audits.

The Company uses subcontractors and vendors (“Contractors”) for execution of a significant portion of its operating activities.  Prior to utilising the Contractors, the Company investigates the historical safety ratings of the Contractor utilizing the Contractor’s Workers Compensation Experience Modification Ratio (“EMR”).  Only contractors with EMRs below 1.0 are utilized unless executive exception is granted. The Company investigates the safety certifications and experience of key Contractor employees expected to work on the Company’s assets.  As part of the Company’s policy all Contractors must provide written confirmation that they will comply with the Company’s comprehensive written Health, Safety and Environmental Plan.

The Company actively encourages its employees to participate in a variety of health and wellness programs, either self-directed or those sponsored by the Company.  As a result, many employees utilize the Company’s dedicated wellness centre to assist in achievement of their individual health and wellness goals.

Market Volatility

Continued depressed commodity prices have significantly reduced the revenue and profitability of oil and gas companies, including Sundance.  Although we are unable to control fluctuations in commodity prices, we have been and will continue to focus on cost reductions and improving efficiency throughout our operations.

Dividends

No dividends were declared or paid during the financial year. No recommendation for payment of dividends has been made.

Information on Directors

Michael Damer Hannell

Chairman, BSc Eng (Hons), FIEAust

Experience

Mike has been a Director of Sundance since March 2006 and chairman of our board of directors since December 2008. Mr. Hannell has wide experience in the oil and gas industry, spanning over 50 years, initially in the downstream sector and subsequently in the upstream sector. His extensive experience has been in a wide range of design and construction, engineering, operations, exploration and development, marketing and commercial, financial and corporate areas in the United States, United Kingdom, continental Europe and Australia at the senior executive level with Mobil Oil (now Exxon) and Santos Ltd.  Mr. Hannell has previously held a number of board appointments the most recent being the chairman of Rees Operations Pty Ltd (doing business as Milford Industries Pty Ltd), an Australian automotive components and transportation container manufacturer and supplier; and  the chairman of Sydac Pty Ltd, a designer and producer of simulation training products for industry.  Mr. Hannell has also served on a number of not‑for‑profit boards, with appointments as president of the Adelaide‑based Chamber of Mines and Energy, president of Business SA (formerly the South Australian Chamber of Commerce and Industry), chairman of the Investigator Science and Technology Centre, chairman of the Adelaide Graduate School of Business, and a member of the South Australian Legal Practitioners Conduct Board. Mr. Hannell holds a Bachelor of Science degree in Mechanical Engineering (with Honours) from the University of London (Battersea College of Technology) and is a Fellow of Engineers Australia.

Interest in Shares:

1,148,500 ordinary shares in Sundance Energy Australia Limited

Special Responsibilities:

-Chairman of the Board of Directors

-Chairman of the Remuneration and Nominations Committee

-Member of the Audit and Risk Management Committee

-Member of the Reserves Committee

Other Directorships:

Hannell Pty Ltd.

Eric P McCrady

Director, BS in Business Administration

Experience

Eric has been our Chief Executive Officer since April 2011 and Managing Director of our board of directors since November 2011. He also served as our Chief Financial Officer from June 2010 until becoming Chief Executive Officer in 2011. Mr. McCrady has served in numerous positions in the energy, private investment and retail industries. From 2004 to 2010, Mr. McCrady was employed by The Broe Group, a private investment firm, in various financial and executive management positions across a variety of industry investment platforms, including energy, transportation and real estate. From 1997 to 2003, Mr. McCrady was employed by American Coin Merchandising, Inc. in various corporate finance roles. Mr. McCrady holds a degree in Business Administration from the University of Colorado, Boulder.

Interest in Shares and Restricted Share Units:

3,927,922 Ordinary Shares in Sundance Energy Australia Limited and 10,126,672 Restricted Share Units
(inclusive of 463,534 Restricted Share Units that were forfeited in 2018 upon the final measurement of the 2014 LTI plan)

Special Responsibilities:

Managing Director and Chief Executive Officer of the Company

Other Directorships:

Nil

Damien Ashley Hannes
Director, BBs

Experience

Damien has been a Director since August 2009. Mr. Hannes has over 25 years of finance, operations, sales and management experience. He has most recently served over 15 years as a managing director and a member of the operating committee, among other senior management positions, for Credit Suisse’s listed derivatives business in equities, commodities and fixed income in its Asia and Pacific region. From 1986 to 1993, Damien was a director for Fay Richwhite Australia, a New Zealand merchant bank. Prior to his tenure with Fay Richwhite, Damien was the director of operations and chief financial officer of Donaldson, Lufkin and Jenrette Futures Ltd, a U.S. investment bank. He has successfully raised capital and developed and managed mining, commodities trading and manufacturing businesses in the global market. He holds a Bachelor of Business degree from the NSW University of Technology in Australia and subsequently completed the Institute of Chartered Accounts Professional Year before being seconded into the commercial sector.

Interest in Shares:

6,247,716 Ordinary Shares in Sundance Energy Australia Limited

Special Responsibilities:

-Chairman of the Audit and Risk Management Committee

-Member of the Remuneration and Nominations Committee

Other Directorships:

-Chairman of the Board of Directors of Australia Gold Corporation Ltd

Neville Wayne Martin

Director, LLB

Experience

Neville has been a Director since January 2012. Prior to his election, he was an alternate director on our board of directors. Mr. Martin has over 40 years of experience as a lawyer specializing in corporate law and mining, oil and gas law. He is currently a consultant to the Australian law firm, Minter Ellison. Mr. Martin has served as a director on the boards of several Australian companies listed on the Australian Securities Exchange, including Stuart Petroleum Ltd from 1999 to 2002, Austin Exploration Ltd. from 2005 to 2008 and Adelaide Energy Ltd from 2005 to 2011. Mr. Martin is the former state president of the Australian Resource and Energy Law Association. Mr. Martin holds a Bachelor of Laws degree from Adelaide University.

Interest in Shares:

695,109 Ordinary Shares in Sundance Energy Australia Limited

Special Responsibilities:

-Member of the Audit and Risk Management Committee

-Member of the Reserves Committee

Other Directorships:

Woomera Exploration Limited

Pawnee Energy Limited

Numedico Technologies Pty. Ltd.

Anglo Russian Energy Pty. Ltd.

Newklar Asset Management Pty. Ltd.

Houmar Nominees Pty. Ltd.

Brite Seeks Pty. Ltd.

Woomera Mining Limited

H Weldon Holcombe
Director, BS in Civil Engineering

Experience

Weldon has been a Director since December 2012. Mr. Holcombe has over 30 years of onshore and offshore U.S. oil and gas industry experience, including technology, reservoir engineering, drilling and completions, production operations, construction, field development and optimization, Health, Safety and Environmental (“HSE”), and management of office, field and contract personnel. Most recently, Mr. Holcombe served as the Executive Vice President, Mid Continental Region, for Petrohawk Energy Corporation from 2006 until its acquisition by BHP Billiton in 2011, after which Mr. Holcombe served as Vice President of New Technology Development for BHP Billiton. In his capacity as Executive Vice President for Petrohawk Energy Corporation, Mr. Holcombe managed development of leading unconventional resource plays, including the Haynesville, Fayetteville and Permian areas. In addition, Mr. Holcombe served as President of Big Hawk LLC, a subsidiary of Petrohawk Energy Corporation, a provider of basic oil and gas construction, logistics and rental services. Mr. Holcombe also served as corporate HSE officer for Petrohawk and joint chairperson of the steering committee that managed construction and operation of a gathering system in Petrohawk’s Haynesville field with one billion cubic feet of natural gas of production per day. Prior to Petrohawk, Mr. Holcombe served in a variety of senior level management, operations and engineering roles for KCS Energy and Exxon. Mr. Holcombe holds a Bachelor of Science degree in civil engineering from the University of Auburn.

Interest in Shares:

746,700 Ordinary Shares in Sundance Energy Australia Limited

Special Responsibilities:

-Chairman of the Reserves Committee

-Member of the Remuneration and Nominations Committee

Other Directorships:

Nil

Meetings of Directors

The table below shows the number of meetings held during each Director’s tenure and the attendance by each Director and respective members of the Committees. In addition to the formal meetings held and noted below, a number of informal meetings were also held.

	Board of Directors		Audit and Risk Management Committee		Remuneration and Nominations Committee		Reserves Committee
	Held	Attended	Held	Attended	Held	Attended	Held	Attended
M. Hannell	8	8	4	4	1	1	1	1
D. Hannes	8	8	4	4	1	1	—	—
N. Martin	8	8	4	4	—	—	1	1
W. Holcombe	8	8	—	—	1	1	1	1
E. McCrady	8	8	—	—	—	—	—	—

The Audit and Risk Management, the Remuneration and Nominations, and the Reserves Committees both have charters approved by the Committees and, subsequently, the Board, which sets out the Committees’ objectives, composition, meeting frequency, access, duties and responsibilities.  Minutes are kept of all meetings and are tabled for adoption at the following Committee meetings. These minutes are subsequently provided to the Board for information and any discussion that may be necessary.  The Audit and Risk Management Committee meets with the external auditor at least twice a year.

Board Committees

Chairmanship and current membership of each of the board committees at the date of this report are as follows:

Committee	Chairman	Members
Audit and Risk Management	D. Hannes	N. Martin, M. Hannell
Remuneration and Nominations	M. Hannell	D. Hannes, H. W. Holcombe
Reserves	H. W. Holcombe	M. Hannell, N. Martin

Indemnifying Officers

The Company has paid premiums to insure each of the directors, officers and consultants against liabilities for costs and expenses incurred by them in defending any legal proceedings arising out of their conduct while acting in the capacity of director or executive of the Company, other than conduct involving a wilful breach of duty in relation to the Company. The policy does not specify the individual premium for each officer covered and the amount paid is confidential.

During or since the end of the reporting period, the Company has given an indemnity or entered into an agreement to indemnify, paid or agreed to pay insurance premiums as follows:

•Michael Hannell

•Eric McCrady

•Neville Martin

•Damien A Hannes

•Weldon Holcombe

•Cathy L. Anderson

•Grace L. Ford

•Damien Connor

The Company has not indemnified its auditors.

Unlisted Options

At the date of this report, no options were outstanding.

No person, or entity entitled to exercise the option had or has any right by virtue of the option to participate in any share issue of any other body corporate.

Unlisted Restricted Share Units

At 31 December 2017, 33,803,361 unlisted restricted share units remain unvested and will be evaluated for vesting over the next three years.  Upon vesting, RSUs will be converted to ordinary shares.

Proceedings on Behalf of Company

No person has applied to the Court for leave to bring proceedings on behalf of the Company or to intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings. The Company was not a party to any such proceedings during the year.

Non-Audit Services

The Board of Directors is satisfied that the provision of non-audit services during the reporting period is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the services disclosed below did not compromise the external auditor’s independence for the following reasons:

•all non-audit services are reviewed and approved by the Board prior to commencement to ensure they do not adversely affect the integrity and objectivity of the auditor; and

•the nature of the services provided do not compromise the general principles relating to auditor independence in accordance with APES 10 : Code of Ethics for Professional Accountants set by the Accounting Professional Ethics Standards Board.

There were not any non-audit services incurred related to services performed by the external auditors during the year ended 31 December 2017.

Rounding of Amounts

The Company is an entity to which ASIC Corporations (Rounding in Financial/Directors' Reports) Instrument 2016/191 applies relating to the rounding off of amounts in the Directors’ Report.  Accordingly, amounts in the Directors’ Report have been rounded to the nearest thousand dollars, unless shown otherwise.

REMUNERATION REPORT
(audited)

The Directors present the Remuneration Report prepared in accordance with Section 30 of the Corporations Act 2001 (Corporations Act) for the consolidated entity for the year ended 31 December 2017.  This Remuneration Report has been audited as required by Section 308(3C) of the Corporations Act and forms part of the Directors’ Report.

This report details the key incentive remuneration activities for the year ended 31 December 2017 and provides remuneration information for the Company’s non-executive Directors (“NED”s), Managing Director and other key management personnel (“KMP”) of the consolidated entity.

All amounts are in USD unless explicitly stated otherwise.

Table of Content

A.Key Fiscal Year 2017 Remuneration and Key Changes for Fiscal Year 2018

B.Executive Summary

C.Directors and Key Management Personnel

D.Remuneration Governance

E.Remuneration Policy and Framework

oFixed Pay and Benefits

oShort Term Incentives (“STI”)

oLong Term Incentives (“LTI”)

F.Company Performance and Shareholder Wealth

G.Non-executive Director Remuneration Policy

H.Voting and Comments Made at Company’s Year Ended 31 December 2016 Annual General Meeting

I.Employment Contracts

J.Details of Remuneration

K.Outstanding KMP Restricted Share Units (“RSUs”)

L.Shareholdings

A.Key Fiscal Year 2017 Remuneration and Key Changes for Fiscal Year 2018

7
Remuneration	2017 Action	2018 Action	Rationale
Fixed Remuneration	CEO’s salary restored to $370,000 per year. The CFO and COO’s salaries restored to $295,000.	No change.

In January 2016, the CEO, CFO and COO voluntarily agreed to reduce their base salaries to help the Company reduce expenses and improve its cash flow during a time of low commodity prices.

In January 2017, salaries were restored to the rate set in April 2014.

Cash Short-Term Incentive (“STI”)	No STI awards paid related to 2016 performance.	No STI awards paid related to 2017 performance.

No STI awarded to the executive team for 2017, but it is intended that the 2018 incentive compensation plan will include STI on the closing of the proposed transaction described in Note 39 in the Notes to the Consolidated Financial Statements.

Equity Long-Term Incentive (“LTI”)

LTI incentives granted to KMPs (earned for 2016 and granted in 2017) comprised of:

- 50% of award value granted in RSUs with vesting tied to Absolute Total Shareholder Return over a three-year period

-50% of award value granted as deferred cash compensation which will be paid out only if specified share price targets are achieved during 2017, 2018 and 2019.

No LTI granted related to 2017 performance.

Annual long-term equity-related awards further align management with shareholder interest.

No incentive compensation awarded to the executive team for 2017, but it is intended that the 2018 incentive compensation plan will include LTI.

Non-executive Director Compensation	Chairman’s base compensation restored to A$132,500. Non-executive Director base compensation restored to A$100,000. Committee fees were also restored to prior levels.	No change.

In January 2016, the NEDs voluntarily resolved to reduce their 2016 compensation by 10% to help the Company reduce expenses and improve its cash flow during a time of low commodity prices.

In January 2017, fees were restored to fiscal 2015 levels.

COMPENSATION (cont’d)

B.Executive Summary

What We Do:	What We Don’t Do:

•     Pay for Performance – STI awards are based on historical Company and individual performance and vesting of LTI awards is aligned with share appreciation.

•     Utilize a Quantitative Process for STI Performance Bonuses – The Remuneration and Nominations Committee establishes Company performance measures and goals at the beginning of the performance year that are assigned individual weightings.

•     Require Share Ownership by Executive Officers – Board-adopted guidelines establish robust minimum share ownership levels for our executive officers to ensure appropriate alignment with shareholders.

•     Provide for Clawback of Compensation - The Committee may require reimbursement or forfeiture of all or a portion of any performance cash bonus or LTI in the event the Company is required to restate financial statements or if the Company relied on materially inaccurate information in making its incentive compensation decisions.

•     Enter into Egregious Employment Contracts – The Company does not enter into contracts containing multi-year guarantees for salary increases, non-performance based bonuses or equity compensation.

•     Pay STI Bonus in Period of Low Commodity Prices – The Company looks to preserve cash resources during periods of low commodity prices.

•     Provide Excessive Severance and/or Change in Control Provisions – No liberal change in control definition in individual contracts or equity plans that could result in payments to executives without an actual change in control or job loss occurring.

•     Provide Tax Gross-Ups – The Company does not include tax gross-up payments for any STI or LTI Plans.

•     Allow Speculation on Our Company’s Ordinary Shares – Company policy prohibits our executives from engaging in short-term or speculative transactions involving our ordinary shares. This policy prohibits trading in our shares on a short-term basis, engaging in short sales, buying and selling puts and calls, and discourages the practice of purchasing the Company’s shares on margin.

•     Permit Abusive Perquisites Practices - Perquisites made available to our executives are strictly limited.

•     Equity Grant Practices - The Company does not backdate or re-price equity awards retroactively.

Remuneration Practices and Policies

Our Board of Directors recognizes that attracting and retaining high-caliber directors and executives with appropriate incentives is critical to generating shareholder value.  We have designed our remuneration program to provide rewards for individual performance and corporate results and to encourage an ownership mentality among our executives and other key employees. We believe a significant portion of our executives’ pay should be at-risk to performance. We have also progressively adapted the design of the program to recognize the business environment in which we operate, emerging practices in the US oil and gas industry, and balancing the interests of shareholders.

Sundance shares and American Depository Receipts (“ADRs”) are traded on the Australian Securities Exchange (“ASX”) and the NASDAQ respectively, and all of our management team and operations are located in the United States. In order to retain our current talent and continue to attract highly skilled talent in the U.S., we have adopted remuneration programs that are competitive with our peers in the U.S. marketplace while also meeting ASX listing requirements.

The objectives of our remuneration program are to:

•Attract and retain highly trained, experienced, and committed executives who have the skills, education, business acumen, and background to lead a mid-tier oil and gas business;

•Motivate and reward executives to drive and achieve our goal of increasing shareholder value;

•Provide balanced incentives for the achievement of near-term and long-term objectives, without motivating executives to take excessive risk; and

•Track and respond to developments such as the tightening in the labor market or changes in competitive pay practices.

The primary components of our executive remuneration program consist of base salary and the opportunity to receive long-term equity incentive awards and an annual performance cash bonus. We have historically targeted each component, as well as the aggregate of the components, to be between approximately the 25th and 50th percentile of market remuneration comparable within a group of similarly-sized ASX and U.S. publicly listed oil and gas exploration and production companies.  Individual remuneration levels may vary from these targets based on performance, expertise, experience, or other factors unique to the individual or the Company. We also provide retirement and other benefits typical for our peer group.

C.Directors and Key Management Personnel

•Michael D Hannell (Chairman)

•Eric P McCrady (Managing Director and Chief Executive Officer)

•Damien A Hannes (Non-executive Director)

•Neville W Martin (Non-executive Director)

•H Weldon Holcombe (Non-executive Director)

•Cathy L Anderson (Chief Financial Officer)

•Grace Ford (Chief Operating Officer)

D.Remuneration Governance

In assessing total remuneration,  our objective is to be competitive with industry remuneration while considering individual and company performance. The majority of each executive's potential remuneration is performance based and "at risk." We believe that equity ownership is an important element of remuneration and that, over time, more of the executives' remuneration should be equity-based rather than cash-based to better align executive remuneration with shareholder returns. For the year ended 31 December 2017, the targeted "at risk" remuneration relating to performance variability with cash bonuses and LTI represents approximately 81% for the Managing Director and approximately 75% for all other KMP’s, as illustrated in the tables below.

Basic Principles

While our shares are traded on the ASX, all of our management team and operations are located in the United States.  As such, we have adopted the following considerations for managing executive remuneration:

•Recognition that Sundance Energy is a publicly listed Australian company, with the majority of our shareholders being Australian;

•Recognition that remuneration must be competitive within the local working environment in order to attract and to retain the necessary people to grow the company according to the Board’s approved strategy;

•The remuneration must achieve the appropriate balance between shareholders’ interests and management motivation and retention;

•Due recognition and observance of the ASX listing rules and the Corporations Act must be made;

•The Committee should be advised by an appropriate independent industry expert;

•The remuneration is to include three basic elements:

oBase salaries (which are reviewed at the end of each fiscal year);

oShort term incentives in the form of annual cash bonuses or fully vested RSUs based on predetermined targets recommended by the Remuneration and Nominations Committee and approved by the Board;

oLong term incentives in the form of equity and/or deferred cash compensation based on predetermined targets recommended by the Remuneration and Nominations Committee and approved by the Board.

•The STI includes a discretionary component, which allows the Remuneration and Nominations Committee to recommend to the Board the awarding of bonuses to executives where the Remuneration and Nominations Committee believes they are warranted based on strong individual performance and meeting predetermined Company objectives.

Share Ownership Guidelines

Ownership of our shares by our executives aligns their interests with the interests of our shareholders. Accordingly, the Board of Directors maintains share ownership guidelines for certain key management personnel. An executive’s failure to meet the share ownership guidelines may influence an executive’s future mix of cash and non-cash compensation awarded by the Committee. The Remuneration and Nominations Committee did not make any changes to the guidelines in 2017.

Executives are not permitted to invest in derivatives involving Company shares.

Claw Back Provisions

The Board, in its sole discretion, shall reserve the right to claw back any incentive awards issued if any of the following conditions apply:

•The Company’s financial statements are required to be restated due to material non-compliance with any financial reporting requirements under the federal securities laws (other than a restatement due to a change in accounting rules); and

oAs a result of such restatement, a performance measure which was a material factor in determining the award is restated, and

oIn the discretion of the Board, a lower payment would have been made to the executive officer based upon the restated financial results;

•Should it subsequently be found that the information or assumptions originally used to calculate the incentive awards are materially erroneous;

•In the event that there is evidence of fraud by any employee resulting in material adverse change in the Company’s financial statements.

E.Remuneration Policy and Framework

The Remuneration and Nominations Committee

The Remuneration and Nominations Committee makes recommendations to our Board of Directors in relation to total remuneration of Directors and executives and reviews their remuneration annually. The Committee members are all independent Directors, and independent external advice is sought when required.

Remuneration Consultant

Given the unique structure of being traded on the ASX but having a U.S.-based management team and operations, the Remuneration and Nominations Committee has, from time to time, used a compensation consultant to provide executive remuneration consulting services to the Committee, including executive market analysis, peer bench marking and LTI market advice.  The Board did not use a compensation consultant in 2017.

Elements of Remuneration

	Component	Description
Cash Based Remuneration	Base Salary (Fixed)	Competitive pay to attract and retain talented executives.
	Short-Term Incentives* (Performance Based)	Annual incentive plan designed to provide executives with an opportunity to earn an annual cash or fully vested RSU incentive based on individual and Company financial and operational performance.
Equity Bonus Remuneration	Long-Term Incentives (Performance Based)**

Restricted share awards intended to motivate and to promote the retention of management with outcomes reflecting Company performance over the three-year vesting period. Equity awards further align the interests of our executives with those of our shareholders.

Deferred Cash Bonus Remuneration	Long-Term Incentives (Performance Based)

Deferred cash awards intended to motivate and to promote the retention of management with outcomes reflecting Company performance over a one to three-year period. Deferred cash awards align the interests of our executives with those of our shareholders.

Other Benefits	Health and Welfare Benefit Plans (Other)	Executives are eligible to participate in health and welfare benefit plans generally available to other employees.

*No grants related to 2017 or 2016 fiscal years.

**No grant related to 2017 fiscal years.

Base Salary

Base salaries for executives recognize their qualifications, experience and responsibilities as well as their unique value and historical and expected contributions to the Company. In addition to being important to attracting and retaining executives, setting base salaries at appropriate levels motivates employees to aspire to and accept enlarged opportunities. We do not consider base salaries to be part of performance-based remuneration.  In setting the amount, the individuals' performance is considered as well as the length of time in their current position without a salary increase.

In January 2016, the MD, CFO and COO voluntarily agreed to a 10% decrease in their base salaries to help the Company reduce expenses and improve its cash flow during this time of relatively low commodity prices.  Base salaries were restored to the rates established in April 2014.

Incentive Remuneration

Our incentive remuneration program is designed to incentivize and to motivate management and senior employees to achieve short and long-term goals to improve shareholder value. This plan represents the performance-based, at-risk component of each executive's total remuneration. The incentive remuneration program is designed to: 1) align management and shareholder interests, and 2) attract and retain management and senior employees to execute strategic business plans to grow the Company as approved by our Board of Directors.  It is the practice of the Remuneration and Nominations Committee to carefully monitor the incentive remuneration program to ensure its ongoing effectiveness.

The incentive remuneration program has provisions for an annual bonus of cash and/or equity in addition to the base salary levels. The STI annual bonus is established to reward short-term performance towards the Company’s goal of increasing shareholder value. The equity and deferred cash components of the LTI annual bonuses are intended to reward progress towards our long-term goals and to motivate and retain management to make decisions benefiting long-term value creation.

On an annual basis, targets are established and agreed by the Remuneration and Nominations Committee, subject to approval by the Board of Directors. The targets are used to determine the bonus pool, but both the STI and LTI bonuses for the Key Management Personnel require approval by the Remuneration and Nominations Committee and are fully discretionary. Bonuses earned under the STI, if any, are normally paid in cash, but may be paid by means of awarding fully vested RSUs.  Bonuses under the LTI are generally awarded with RSUs, but at the Board’s discretion may include other features such as the deferred cash awards that were made in 2017 relative to 2016 performance.

The bonus pool is determined by an assessment of the overall management team and Company performance achievement relative to financial metrics, and is calculated based on a percentage of each employee’s annual base salary.  The Managing Director recommends to the Remuneration and Nominations Committee the allocation of such awards for Key Management Personnel other than himself.  The Remuneration and Nominations Committee determines the allocation of the Managing Director’s individual performance bonus, along with any adjustments (either positive or negative) to the recommendations made by the Managing Director for other Key Management Personnel.  The grant of RSUs to the Managing Director (as a Director) is subject to shareholder approval at the Annual General Meeting (“AGM”), in accordance with the ASX Listing Rules.

Short Term Incentives

The Board determined there would be no STI payout for the 2017 and 2016 performance years, but the intention is for it to be restored in 2018 on the closing of the proposed transaction described in Note 39 in the Notes to the Consolidated Financial Statements.

Long-Term Incentives

The Company has an LTI Plan which provides for the issuance of Sundance Energy Australia Limited RSUs only to our U.S. employees (the "RSU Plan").

The LTI Plan is administered by the Board. RSUs may be granted to eligible employees from a bonus pool established at the sole discretion of our Board. The bonus pool is subject to Board and/or management review of both the Company and the individual employee's performance over a measured period determined by the Remuneration and Nominations Committee and the Board. The RSUs may be settled in cash or shares at the discretion of the Board.  We may amend, suspend or terminate the LTI Plan or any portion thereof at any time. Certain amendments to the LTI Plan may require approval of the holders of the RSUs who will be affected by the amendment.

No LTI awards were granted to the KMP’s for 2017 performance, but the intention is for it to be restored in 2018.

Details of Other LTI Awards in Effect during the Year

	2013, 2014 Time-based Vesting awards	2014 LTI – Relative Total Shareholder Return (“R-TSR”)	2015 LTI – A-TSR
Grant Date	Award Date 2013: 30 May 2014 (CEO) 15 April 2014 (CFO, COO) 2014: 28 May 2015 (CEO) 24 June 2015 (CFO, COO)	28 May 2015 (CEO) 24 June 2015 (CFO, COO)	15 March 2016 (CFO, COO) 27 May 2016 (CEO)
Summary of Vesting Conditions	Vest annually in three equal tranches

Company’s total shareholder return as compared to designated peer group over 3-year period(2)

R-TSR Percentile Rank    Payout %

90th or Above                    200%

50th                                    100%

30th                                    50%

Below 30th                         0%

Payout as a percent of target will be on a pro-rata basis.

If TSR is negative, but percentile rank is above 75 percentile, payout is capped at the target.

Company’s A-TSR over 3-year period as compared to 20-day volume weighted average share price (“VWAP”) at 31 December 2015 (US$0.1384625).

A-TSR Goal               Payout %

1.95x                          133%

1.52x                          100%

1.26x                          50%

Below 1.26x              0%

No proration applied.

Performance Period	n/a	31 December 2014 to 31 December 2017	31 December 2015 to 31 December 2018
Date of Award Payout (if any)	Annually, based on award vesting	January 2018	January 2019
Range of Payout (1)

Award                Original Award*

2013*:  671,988 (CEO)

             385,456 (CFO)

             394,473 COO)

2014**: 1,545,113 (CEO)

              852,864 each (CFO, COO)

* Award fully vested at 31 December 2017

**Awards partially vested as at 31 December 2017

		0-200% of Target Target CEO: 1,545,113 RSUs CFO/COO: each 852,864 RSUs	0-133% of Target Target CEO: 4,342,331 RSUs CFO/COO: each 2,396,858 RSUs

(1)See section “LTI awards Evaluated for Vesting at 31 December 2017” for discussion of measurement at end of reporting period.

(2)The original peer group included the following Australian (designated by *) and US headquartered companies: Abraxas Petroleum Corp/NV, Approach Resources Inc., Austex Oil Ltd*, Beach Energy Ltd*, Bonanza Creek Energy Inc., Callon Petroleum CO/DE, Carrizo Oil & Gas Inc, Contango Oil & Gas Co, Diamondback Energy Ltd, Drillsearch Energy Ltd*, Emerald Oil Inc, Goodrich Petroleum Corp, Lonestar Resources Ltd*, Matador Resources Co, Midstates Petroleum Co Inc, Panhandle Oil & Gas Inc, Red Fork Energy Ltd (known now as Brookside Energy)*, Rex Energy Corp, Sanchez Energy Corp, Senex Energy Ltd*, Synergy Resources Corp and Triangle Petroleum Corp.  The LTI provided criteria for substitution in the event of merger, acquisition and/or bankruptcy.

Details of Other LTI Awards in Effect during the Year (cont.)

	2015 LTI – Deferred Cash Award	2016 LTI – A-TSR	2016 LTI – Deferred Cash Award
Grant Date	15 March 2016 (CFO, COO) 27 May 2016 (CEO)	17 February 2017 (CFO, COO) 25 May 2017 (CEO)	17 February 2017
Summary of Vesting Conditions

Deferred cash earned through appreciation of the price of Sundance ordinary shares.

Target paid out if VWAP equates 25% preferred return over performance period.

Up to 300% of target may be earned for preferred return between 25% and 75% (will be pro-rated).

Company’s A-TSR over 3-year period as compared to 20-day VWAP at 31 December 2016 (US$0.1453). A-TSR Goal Payout % 1.95x 150% 1.52x 100% 1.26x 50% Below 1.26x 0% No proration applied.

Deferred cash earned through appreciation of the price of Sundance ordinary shares.

Target paid out if VWAP equates 15% preferred return over performance period.

Up to 300% of target may be earned for preferred return between 25% and 75% (will be pro-rated).

Performance Period	Tranche 1: 31 December 2015- 31 December 2017 Tranche 2: 31 December 2015- 31 December 2018	31 December 2016 to 31 December 2019	Tranche 1: 31 December 2016- 31 December 2017 Tranche 2: 31 December 2016- 31 December 2018 Tranche 3: 31 December 2016- 31 December 2019
Date of Award Payout (if any)	Tranche 1: January 2018 Tranche 2: January 2019	January 2020	Tranche 1: January 2018 Tranche 2: January 2019 Tranche 3: January 2020
Range of Payout (1)	Each Tranche: CEO: $0 - $901,875 COO/CFO: $0 - $497,811	0-150% of Target Target CEO: 3,724,191 RSUs CFO/COO: each 2,055,661 RSUs	Each Tranche: CEO: $0 - $541,125 COO/CFO: $0 - $298,689

(1)See section”LTI awards evaluated for Vesting at 31 December 2017” for discussion of measurement at end of reporting period.

LTI Awards Evaluated for Vesting at 31 December 2017

The 2014 LTI – R-TSR plan was measured for vesting as at 31 December 2017.  The Company’s total shareholder return for the period 31 December 2014 to 31 December 2017 ranked in the 38th percentile amongst the peers noted in the notes to the table above.  As a result, 70% of the R-TSR shares granted to each of the KMP vested in January 2018.  The remaining shares were forfeited.

The first tranches of the 2015 – LTI Deferred Cash Award and the 2016 – LTI Deferred Cash Award were measured for vesting as at 31 December 2017.  The preferred return on the Company’s ordinary shares for the performance period was less than 8%; therefore no deferred cash awards vested. The deferred cash award forfeited by the CEO was $300,625 and $180,375 for the 2015 – LTI Deferred Cash Award and 2016 – LTI Deferred Cash Award, respectively.  The CFO and COO each forfeited $165,937 and $99,563 for the 2015 – LTI Deferred Cash Award and 2016 – LTI Deferred Cash Award, respectively.

This reflects the alignment of the Company’s LTI program with the interests and long-term returns of shareholders.

Retirement and Other Benefits

Executive management participates in the same benefit plans and on the same basis as other employees.  Those plans include health, dental and vision insurance (for which a premium contribution is required by the participant) and a 401(k) retirement plan under which the Company makes an annual contribution equal to 3 percent of the participant’s eligible compensation.

Post-Termination and Change In Control Benefits

The Chief Executive Officer’s employment contract provides for payment of his base salary through the end of the contract term in the event he is terminated as a result of a change in control event.  Additionally, in the event of a corporate take-over or change in control (as defined in the LTI Plan), our Board, in its sole discretion, may cause all unvested RSUs to vest and be satisfied by the issuance of one share per RSU or provide for the cancellation of outstanding RSUs and make a cash payment equal to the then-fair market value of the RSUs.

F.Company Performance and Shareholder Wealth

The following table shows the Company’s performance during the years ended 31 December 2017, 2016, 2015, 2014 and 2013 in respect to several key financial indicators (in US thousands, except where otherwise stated).  No STI incentives were awarded for the previous or current year.

	Year ended December 31,
Metric	2017	2016	2015	2014	2013
Revenue (US$'000)	104,399	66,609	92,191	159,793	85,345
Proved Reserves (MBOE)(1)	47,079	29,490	25,473	25,981	20,747
Production (BOEPD)	7,471	6,104	7,267	6,147	2,956
Net profit (loss) after tax (US$'000)	(22,435)	(45,694)	(263,835)	15,321	15,942
EBITDAX (US$'000)	57,190	47,863	64,781	126,373	52,594
Earnings (loss) per share (2)	(0.02)	(0.05)	(0.48)	0.03	0.04
Dividends or other returns on capital	Nil	Nil	Nil	Nil	Nil
Period end share price ($A)	0.07	0.22	0.17	0.52	1.00

(1)Prepared using SEC pricing.

(2)Basic and diluted

G.Remuneration of Non-Executive Directors

The non-executive Directors (“NEDs”) receive a basic annual fee for Board membership and annual fees for committee service and chairmanships. For the Australian non-executive Directors this is inclusive of the superannuation guarantee contribution required by the Australian government, which is currently 9.50%.  In accordance with ASX corporate governance principles,  NEDs do not receive any other retirement benefits or any performance-related incentive payments by means of cash or equity.  However, some NEDs have chosen to contribute part of their salary to superannuation for individual tax planning purposes.

In order to align Directors' interests with shareholder interests, the Company has a policy whereby the NEDs are required to hold a certain amount of our ordinary shares over a period of time.  No changes were made to this policy in 2017.

A review of NEDs’ fees performed by Meridian was last commissioned by the Remuneration and Nominations Committee in September 2015.  At that time, the review illustrated that the remuneration per NED is below the 25th percentile of the US peer group and above the 75th percentile of the Australian peer group. The Board has not increased the base fees since 2015, nor has the Board engaged Meridian to review NED compensation since that time.

Summary of Non-Executive Director Pay Elements

Non-executive Directors’ fees are determined within an aggregate Directors’ fee pool limit, which is periodically recommended for approval by shareholders.  The maximum fees paid to NEDs is currently limited to A$950,000 per annum which was approved by shareholders at the Annual General Meeting in 2013. For the year ended 31 December 2017, total fees paid to NEDs was A$596,248.

The Directors’ fees for the 2017 fiscal year were:

Base fees	Amount (1)
Board Service
Chairman	$132,500
Non-executive Director	100,000

Committee Service
Audit and Risk Management Committee Chair	$29,500
Remuneration and Nominations Committee Chair	20,250
Reserves Committee Chair	17,500
Member of the Audit and Risk Management or Remuneration and Nominations Committee	11,000
Member of the Reserves Committee	8,250

(1)The above amounts are paid to the Australian non-executive Directors in Australian dollars. For the US based non-executive Director the same nominal amounts were paid in US dollars.

H.Voting and Comments made at the Company’s Year Ended 31 December 2016 Annual General Meeting

The Company received more than 99% of ‘yes’ votes on its remuneration report for the financial year ended 31 December 2016.  The Committee values feedback from the shareholders and engages in conversations with key shareholders and their advisors on a regular basis.

I.Employment Contracts

During 2017, the Company had an employment contract in place with its Chief Executive Officer.  The details of Mr. McCrady’s contract are as follows:

•Three year term commencing 1 January 2016 with base remuneration of $370,000 per year which is reviewed annually by the Remuneration and Nominations Committee. He is eligible to participate in the incentive compensation program.  The CEO is entitled to the specified remuneration and benefits through the term of the agreement.

•In the instance of a change in control of the Company at the instigation of the Board of Directors, if the CEO’s title and duties are substantially reduced then the CEO, within two months of such reduction in status, may provide two weeks written notice to the Company as being terminated by the Company for other than good cause and he will receive his base salary through the end of the contract term.

The Company currently does not have employment agreements in place with any other Directors or KMPs.

Potential payments Upon Termination of Employment or Change of Control

The following tables show the estimated potential payments and benefits that would be received by the CEO or his estate (in the event of death) if termination of employment was the result of various circumstances discussed within his employment contract and assumes that any termination was effective as at 31 December 2017.  The actual amounts to be paid can only be determined at the time of the CEO’s actual termination.  The other KMP’s were not entitled to any termination benefits as at 31 December 2017.

b
2017	Voluntary Termination	Early Retirement	Normal Retirement	Disability	Death	Involuntary Termination (for cause)	Involuntary Termination (without cause)	Change in Control (3)
								`
Cash severance	$—	$—	$—	$152,055	$—	$—	$370,000		$370,000
RSUs (1)(2)	—	—	—	—	—	—	—		—
Health benefits	—	—	—	8,196	—	—	19,944		19,944
Total	$—	$—	$—	$160,251	$—	$—	$389,944		$389,944

(1)In the event of retirement, disability or death, the awards granted as part of the LTI plans may be prorated at the end of the performance cycle based on actual performance achievement at the discretion of the Board.

(2)In the event of a change in control of the Company, the Board, in its absolute discretion, may elect to vest any and all outstanding awards under the 2014 LTI, or cancel the RSUs and provide a cash payment equal to the fair market value of the RSUs immediately prior to the closing of the change in control transaction.  For awards granted under the 2015 and 2016 LTI, the Board must vest the outstanding award if the acquiring company does not convert or make-up the award.

(3)In the event of a change in control, if the CEO’s responsibilities are reduced, he may elect to terminate the contract and receive the same treatment as involuntary termination (without cause).

J.Details of Remuneration

The table below details Director and KMP remuneration paid in accordance with Accounting Standards for fiscal years ended 31 December 2017 and 2016.

	Fixed Based Remuneration				Share- Based Payments	Performance Based
2017	Cash Salary and Fees	Non-monetary Benefits (1)	Post-employment Benefits	Superannuation	RSU	STI- Bonus		LTI - Share Based (2)	LTI - Deferred Cash Based (3)	Total
Directors
E. McCrady	$369,288	$22,344	$8,100	$—	$—	$		$700,508	$(56,357)	$1,043,883
M. Hannell	121,681	—	—	11,560	—		—	—	—	133,241
D. Hannes	99,397	—	—	9,443	—		—	—	—	108,840
N. Martin	84,363	—	—	8,015	—		—	—	—	92,378
W. Holcombe	127,429	—	—	—	—		—	—	—	127,429
	$802,158	$22,344	$8,100	$29,018	$—		$—	$700,508	$(56,357)	$1,505,771
										—
Key Management Personnel
C. Anderson	294,433	15,623	8,100	—	—			429,940	(37,883)	710,213
G. Ford	294,433	14,983	8,100	—	—			430,132	(37,883)	709,765
	$588,866	$30,606	$16,200	$—	$—		$—	$860,072	$(75,766)	$1,419,978
Total	$1,391,024	$52,950	$24,300	$29,018	$—		$—	$1,560,580	$(132,123)	$2,925,749

	Fixed Based Remuneration				Share- Based Payments	Performance Based
2016	Cash Salary and Fees	Non-monetary Benefits (1)	Post-employment Benefits	Superannuation	RSU	STI- Bonus	LTI - Share Based (2)	LTI - Deferred Cash Based (3)	Total
Directors
E. McCrady	$335,846	$21,144	$7,950	$—	$—	$—	$837,888	$62,032	$1,264,860
M. Hannell	105,121	—	—	9,987	—	—	—	—	115,108
D. Hannes	85,869	—	—	8,158	—	—	—	—	94,027
N. Martin	72,882	—	—	6,924	—	—	—	—	79,806
W. Holcombe	116,721	—	—	—	—	—	—	—	116,721
	$716,439	$21,144	$7,950	$25,069	$—	$—	$837,888	$62,032	$1,670,522

Key Management Personnel
C. Anderson	267,769	14,471	7,950	—	5,492	—	465,600	41,038	802,320
G. Ford	267,769	10,253	7,950	—	13,392	—	466,597	41,038	806,999
	$535,538	$24,724	$15,900	$—	$18,884	$—	$932,197	$82,076	$1,609,319
Total	$1,251,977	$45,868	$23,850	$25,069	$18,884	$—	$1,770,085	$144,108	$3,279,841

(1)Non-monetary benefits includes car parking and payment of healthcare premiums.

(2)The fair value of the services received in return for the LTI share-based awards is based on the allocable portion of aggregate fair value expense recognized under AASB 2 for the year.  The fair value of the services received in return for the time-based RSUs was determined by multiplying the number of shares granted by the closing price of the shares on the grant date.  The fair value of the A-TSR and R-TSR shares has determined using a Monte Carlo simulation model, as further discussed in Note 1 to the Financial Report.  The amount included in remuneration is not related to or indicative of the benefit (if any) the individuals may ultimately realise should the RSUs vest.

(3)The fair value of the services received in return for the LTI deferred cash awards is based on the allocable portion of aggregate fair value expense recognized under AASB 2 for the year.  The fair value of the deferred cash awards has been determined using a Monte Carlo simulation model and is remeasured at the end of each reporting period until the award is settled. The fair value of the deferred cash awarded to KMP decreased in 2017 as compared to 2016, and therefore is presented as negative income in the 2017 remuneration table.  The amount included in remuneration is not related to or indicative of the benefit (if any) the individuals may ultimately realise should the deferred cash vest.

K.Outstanding KMP Restricted Share Units

Number of Restricted Shares Units held by Key Management Personnel

Key Management Personnel	Balance 31.12.2016	Issued as compensation	Forfeited RSUs	RSUs converted in to ordinary shares	Balance 31.12.2017	Market Value of Unvested RSUs 31.12.2017 (1)

E. McCrady (2)	7,085,516	3,724,191	—	(683,035)	10,126,672	$584,877
C. Anderson	3,914,662	2,055,661	—	(380,653)	5,589,670	322,838
G. Ford	3,916,916	2,055,661	—	(382,907)	5,589,670	322,838
Total	14,917,094	7,835,513	—	(1,446,595)	21,306,012	$1,230,553

(1)Market value based on the Company’s closing share price on 31 December 2017 or USD $0.058 based on the foreign currency exchange spot rate published by the Reserve Bank of Australia.

(2)Mr. McCrady’s RSUs were approved by the shareholders at the AGM held on 25 May 2017.

L .    Shareholdings

Number of Shares held by Key Management Personnel

Key Management Personnel	Balance 31.12.2016	RSUs converted to ordinary shares	Value realised upon RSU vesting (1)	Net Other Changes (2)	Balance 31.12.2017

M. Hannell	1,148,500	—	$—	—	1,148,500
D. Hannes	6,247,716	—	—	—	6,247,716
N. Martin	695,109	—	—	—	695,109
W. Holcombe	746,700	—	—	—	746,700
E. McCrady	4,083,134	683,035	34,237	(838,247)	3,927,922
C. Anderson	1,267,452	380,653	19,080	(145,629)	1,502,476
G. Ford	1,061,800	382,907	19,193	(148,771)	1,295,936
Total	15,250,411	1,446,595	$72,510	(1,132,647)	15,564,359

(1)The RSU plan allows for an administrative period between the vesting date and the issuance of ordinary shares.  Amounts above reflect the value received at issuance.

(2)Includes market purchases and sales of shares to cover tax withholding liability related to shares issued on option exercises and vesting of RSUs.    Net Other Changes for E McCrady includes the sale of shares to settle the tax liability related to shares issued in 2016 and 2017.

Auditor’s Independence Declaration

The auditor’s independence declaration for the year ended 31 December 2017 has been received and can be found on page 34 of this report.

Signed in accordance with a resolution of the Board of Directors.

Michael Hannell

Chairman

Adelaide

Dated this 29th day of March 2018

Deloitte Touche Tohmatsu
A.C.N. 74 490 121 060
Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

The Board of Directors

Sundance Energy Australia Limited

Ground Floor

28 Greenhill Road

Wayville, South Australia, 5034

29 March 2018

Dear Board Members,

Sundance Energy Australia Limited

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Sundance Energy Australia Limited.

As lead audit partner for the audit of the financial statements of Sundance Energy Australia Limited for the financial year ended 31 December 2017, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i)the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(ii)any applicable code of professional conduct in relation to the audit.

Yours sincerely,

DELOITTE TOUCHE TOHMATSU

Jason Thorne Partner

Chartered Accountants

Liability limited by a scheme approved under Professional Standards Legislation.

Member of Deloitte Touche Tohmatsu Limited

CORPORATE GOVERNANCE

The Board of Sundance Energy Australia Limited (“Sundance” or “the Company”) is committed to the Principles and Recommendations underpinning best practices in corporate governance as specified by the Australian Securities Exchange (the “ASX”) Corporate Governance Council’s 3rd Edition of Corporate Governance Principles and Recommendations.

This is the Corporate Governance Statement for Sundance for fiscal year 2017.  Sundance’s Board has carefully reviewed the Corporate Governance Principles and Recommendations.  The Board considers that the Company’s corporate governance practices follow the ASX Corporate Governance Principles unless otherwise stated in this Corporate Governance Statement. In a few instances, the Company has adopted hybrid methodologies of compliance, which the Board has deemed appropriate for its size, structure and situation.  In some instances disclosures recommended by the ASX have been made in other areas of the Annual Report, namely the Directors’ Report, and therefore will not be restated under this section.

This Corporate Governance statement is accurate and is up to date as at 29 March 2018 and was approved by the Board on that date.

Principle 1: Lay Solid Foundations for Management and Oversight

The respective roles and responsibilities of the Board and management, including those matters expressly reserved to the Board, are set out in the Board Charter, which is available on the Company’s website at www.sundanceenergy.com.au/governance.cfm.

1.1 Roles and Responsibilities

The Board is responsible for the corporate governance of the Company, including the setting and monitoring of objectives, goals and corporate strategy.  Management is responsible for the implementation of the strategy and running the day to day business of the Company’s affairs.

Responsibilities of the Board include:

•Providing input into and final approval of management’s development of corporate strategy and performance objectives;

•Monitoring senior executives’ performance and implementation of the Company’s strategy;

•Approving and monitoring the business plan, budget and corporate policies;

•Monitoring and the approval of financial and other reporting;

•Ensuring an effective system of internal controls exists and is functioning as required;

•Establishing the Company’s vision, mission, values and ethical standards as reflected in the Code of Conduct;

•Delegating an appropriate level of authority to management and approving change to those delegations;

•Ensuring appropriate resources are available to senior executives;

•Appointment, succession, performance assessment, remuneration and dismissal of the Managing Director;

•Reviewing, ratifying and monitoring systems of risk management and internal control, codes of conduct, and legal compliance; and

•Approving and monitoring the progress of major capital expenditure, capital management, and acquisitions and divestitures.

The Board has delegated responsibility to the Managing Director (“MD”) to manage the day-to-day operations and administration of the Company. In carrying out this delegation, the MD, supported by the senior executive management team, routinely reports to the Board regarding Sundance’s progress on achieving both the short and long-term plans for the Company. The MD is accountable to the Board for the authority that is delegated by the Board.

Responsibilities of the senior executive management team include:

•Implement the corporate strategy set by the Board;

•Achieve the performance targets set by the Board;

•Develop, implement and manage risk and internal control frameworks;

•Develop, implement and update policies and procedures;

•Provide sufficient, relevant and timely information to the Board to enable the Board to effectively perform its responsibilities; and

•Manage human, physical and financial resources to achieve the Company’s objectives – in other words to run the day to day business in an effective way.

1.2 Information in Relation to Board Candidates

Currently, no formal description of the procedure for the selection and appointment of new Directors or the re-election of incumbent Directors exists due to the size of the Company and its Board.  It is considered that this process is effectively managed by the Board. However, the Remuneration and Nomination Committee is responsible for ensuring that appropriate checks are performed for any person that is appointed as a Director, or before a person is put forward to shareholders as a candidate for election as a Director.

The Company ensures that all material information in its possession relevant to a shareholder’s decision whether to elect or re-elect a director, including the information referred to in Recommendation 1.2, is provided to shareholders in the Company’s Notice of Annual General Meeting.

1.3 Written Agreements with Directors and Senior Executives

The Company has signed letters of appointment in place with each non-executive Director. The letters of appointment, cover topics including the term of appointment, remuneration, disclosure requirements and indemnity and insurance arrangements.

The Company has a written employment contract in place with the MD throughout 2017, which expires 2 January 2019.  The MD’s employment contract sets forth a description of job duties and responsibilities, reporting lines, remuneration, and termination rights and payment entitlements and are described in detail in the Company’s Remuneration Report for the year ended 31 December 2017 beginning on page 19.

Currently the Company does not have employment contracts in place with its other senior executives, but the Board believes the spirit of the principle has been met through other means.  The Company’s offer of employment letter to each of the senior executives explains the executive’s remunerations and terms of employment. In addition, the MD communicates regularly with the senior executives to ensure each understands his/her role and responsibilities.  The senior executives have all signed the Code of Conduct and Ethics, as noted in Principle 3.

1.4 Company Secretary

The Company Secretary is Damien Connor. The responsibilities of the Company Secretary include:

•Providing assistance to the Chairman in the development of the agenda in a timely and effective manner;

•In liaison with the Chairman, coordinating, organizing and attending meetings of the Board and shareholders, and ensuring that the correct procedures are followed;

•Assisting in the drafting and the maintaining of the agendas and minutes of the Board, Committees and Company meetings;

•Working with the Chairman, MD and Chief Financial Officer to ensure that governance practices meet all ASX requirements, including all financial and other regular reporting requirements.

The Company Secretary is accountable to the Board through the Chairman and accessible to all Directors. The appointment and removal of the Company Secretary is a matter for decision by the Board as a whole.

1.5 Diversity

Sundance is committed to a workplace culture that promotes the engagement of well qualified, diverse and motivated people across all levels to assist Sundance to meet its business objectives.  Sundance employs people on the basis of the needs of the business, their skills, qualifications, abilities and past track record of their achievements. Within this framework, Sundance believes it is important to maintain a diverse, empowered and inclusive workforce in order to gain valuable input from people of different gender, race, religion, marital status, disability or national origin. The Company’s Diversity Policy is available on the Company’s website at with http://www.sundanceenergy.com.au/governance.cfm.

Key principles of this policy are:

•Recruiting on the basis of skills, qualifications, abilities and track record;

•Encouraging participation of its people in professional development to benefit both the Company and the individual;

•Encouraging personal development to benefit both the Company and the individual;

•Aiming to be an employer of choice and to provide a family friendly work environment; and

•Promoting diversity through awareness.

The Directors are of the view that the Company has already achieved a broad diversity of people across its operations in accordance with the company’s Diversity Policy.  Given the size of the Company and the business environment in which it operates, the directors believe that it is not appropriate at this stage to set measurable diversity objectives.  The Board, at least annually, reviews with management the effectiveness of the Diversity Policy, including gender diversity, and whether any changes need to be implemented.

Historically, the oil and gas industry in the US is a male dominated work force.  Nevertheless, the Board believes that there exists a well-balanced proportion of women and men employed throughout the Company, including senior management and professional/technical positions, as illustrated by the following table:

As at 31 December 2017	Males	Females	Total	Percent Male	Percent Female
Board (1)	5	—	5	100%	—
Senior Management (2)	2	3	5	40%	60%
Professional/Technical	23	12	35	66%	34%
Support and Field	10	1	11	91%	9%
Total	40	16	56	71%	29%

(1)The Board does not currently have female representation, and believes that the existing range of skills and experience of the Directors is well suited to provide the necessary governance and expertise to meet the Company’s current business objectives. Should a requirement arise to appoint a new Director, the Board will review the availability of female candidates within the policy of appointing on skills and merit and applying the Diversity Policy.

(2)The Company defines “Senior Management” as employees who directly report to the MD and have the the authority and responsibility for planning, directing and controlling major activities of the Company and/or its subsidiaries.

1.6 Process for Evaluating Board Performance

The Chairman has the responsibility for reviewing the performance of the Board and Committees with the Directors on a periodic basis, but not less than once per year. The criteria for the review includes an evaluation of the range of skills and expertise that are in place for the Company to meet its current business objectives, and a review of any new requirements as the Company evolves and develops. The assessment is supplemented by input from the Remuneration and Nominations Committee deliberations.

The Chairman has the responsibility for coordinating the review of the individual non-executive Directors performance on a periodic basis, but not less than once per year.  This review is carried out on a one-on-one basis, with feedback provided from the Chairman to each Director, and also from each Director to the Chairman. The last of such reviews occurred in February 2017 regarding 2016 performance.  The Board anticipates that the next performance review will occur following the completion of the Company’s proposed acquisition of Eagle Ford assets and related equity raise (described in Note 39 in the Notes to the Consolidated Financial Statements).

The Board will continue to consider the need to use an external facilitator to conduct its performance reviews; to date the Board has not felt that the additional formality was necessary given the Board size and structure.

1.7 Process for Evaluating Managing Director and Senior Management Performance

The Company’s Chairman, with non-executive Director input, is responsible for providing feedback to the MD on his performance assessed against the responsibilities discussed above. The MD, with Chairman and non-executive Directors input, is responsible for providing feedback to senior management and assessing their performance against the responsibilities discussed in Item 1.1.

An annual performance evaluation of the MD and senior management was completed in connection with the Company’s incentive compensation program in February 2017, regarding 2016 performance.  The Board anticipates that the next performance review will occur following the completion of the Company’s proposed acquisition of Eagle Ford assets and related equity raise (described in Note 39 in the Notes to the Consolidated Financial Statements).  The MD also has periodic one-on-one discussions with each senior executive throughout the year.

Principle 2: Structure the Board to Add Value

2.1 Remuneration and Nomination Committee

The Company has established the Remuneration and Nominations Committee, which must consist of at least three Directors, all of whom must be independent.

The responsibilities of the Committee include recommendations to the Board about:

•Remuneration practices and levels of MD, non-executive Directors and senior management;

•The necessary and desirable competencies of Directors;

•Board succession plans;

•Induction and educational procedures for new Board appointees and key executives;

•Ensuring procedures exist for evaluation of the performance of the Board, its Committees and Directors; and,

•The appointment and re-election of Directors.

The current membership of the Remuneration and Nominations Committee is set out on page 17 of the Directors’ Report.  Details of the number of Committee meetings held during 2017, and attendance by Committee members, is set out on page 16 of the Directors’ Report.

The charter for the Remuneration and Nomination Committee is available on the Company website at http://www.sundanceenergy.com.au/governance.cfm.

2.2 Board Skills Matrix

The Board is committed to achieving a membership that, collectively, has the appropriate level of personal qualities, skills, experience, and time commitment to properly fulfil its responsibilities or have ready access to such skills which are not available.

The composition of skills and experience of the Board (out of 5 Directors) is shown in the table below: The Board’s skill matrix indicates the mix of skills, experience and expertise that are considered necessary at Board level for optimal performance of the Board.

Skills and Experience
Industry experience •Resources including oil & gas/minerals •Infrastructure •Engineering or science qualification •Membership of industry related organisations •Major projects (including mergers & acquisitions)	5
Executive leadership/management •Outside Directorships •Senior management positions	5
Financial acumen •Financial literacy •Accounting or finance qualification	4
Health safety and environment •Experience related to managing HS&E issues in an organisation	2
Governance and regulation •Experience in the governance of organisations •Membership of governance industry bodies or organisations	2
Strategy •Experience to analyse information, think strategically and review and challenge management in order to make informed decisions and assess performance against strategy	5
International experience •Experience in a global organisation •Experience with international assets, business partners, cultures and communities	2
Risk •Experience in risk management and oversight	3

The Directors review the composition and skill sets of the Board on a regular basis, and consider that the current composition, size and skills of the Board to be appropriate.

2.3 Director Independence

The Board assesses the independence of its directors at least annually, using criteria established in its charter and by the Corporate Governance Principles and Recommendations of the Australian Securities Exchange Limited (“ASX”) and the U.S. Securities and Exchange Commission (“SEC”). Under this criteria, Sundance defines an independent director as a non-executive director who is free of any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the independent exercise of their judgement.  In determining independence, the Board considers whether the director:

•Is employed, or has previously been employed in an executive capacity by Sundance in the past three years;

•Has a family member which was employed by the Company in an executive capacity or accepted any material compensation from the Company in any 12-month period during the past three years; and

•Is, or has been in the last three years, in a material business relationship (such as a supplier, customer, or external auditor) with Sundance, or an officer of, or otherwise associated with someone of such relationship

In addition, director disclosures and considerations is a standing items on its Board meeting agendas.  The Board has determined that each of its Non-executive Directors are independent, and were independent during the year ended 31 December 2017.

The composition of the Board at the date of this report and the length of service of each Director as at 31 December 2017 is as follows:

M D Hannell	Chairman, Independent Non-Executive Director	11 years, 9 months
E McCrady	Managing Director and Chief Executive Officer	6 years, 10 months
N Martin	Independent Non-Executive Director	6 years*
D Hannes	Independent Non-Executive Director	8 years, 5 months
W Holcombe	Independent Non-Executive Director	5 years, 1 month

*    In addition, Mr. Martin served as an alternate to the Board for 10 months prior to his appointment as a non-executive Director.

The Board has assessed the capacity of Mr. Hannell who has served more than ten years as a Director to exercise an independent judgment on issues brought before the Board and to act in the best interests of the company and its shareholders. The Board is satisfied that this requirement has been fully met.

2.4 Board Composition

As noted above in relation to Recommendation 2.3, at all times during the year ended 31 December 2017, the majority of the Board was comprised of independent Directors.

2.5 Independence of Board Chairman

Sundance maintains a bright line division of responsibility between the Chairman and the MD as clearly specified in the Board Charter and Role of Management document maintained on the Company’s website at http://www.sundanceenergy.com.au/governance.cfm.

2.6 Director Induction and Professional Development

The Board ensures that new Directors are effectively inducted in a manner they believe is practicable for the size of the Company and financial resources available.  Through meetings with executives and other current Directors, new Directors are sufficiently informed of the Company’s financial, strategic, operational and risk management position; the culture and values of the Company; and the role of the Board’s Committees.

Directors are regularly updated on information about the Company and recent developments in the industry to enhance their skills and knowledge.  In addition, the Directors have diverse experience, previous Board and/or senior management experience and are involved in a variety of outside business and professional activities that add to their knowledge and professional competency.

Principle 3: Promote Ethical and Responsible Decision-Making

3.1 Code of Conduct

The Company has a Code of Conduct and Ethics, which establishes the practices that Directors, senior management and employees must follow in order to comply with the law, meet shareholder expectations, maintain public confidence in the Company’s integrity, and provide a process for reporting and investigating unethical practices.  The Code of Conduct is available on the Company’s website at http://www.sundanceenergy.com.au/governance.cfm.

The Company requires all new employees to sign a formal acknowledgement of the Code of Conduct and Ethics as part of its on-boarding process.

Principle 4: Safeguard Integrity in Corporate Reporting

4.1 Audit and Risk Management Committee

The Company’s Audit and Risk Management Committee must be comprised of at least three Directors, all of whom must be independent.  Currently, D Hannes (chairman), M D Hannell, and N Martin serve on the Committee. The Committee meets at least twice per year and the external auditor, MD and Chief Financial Officer are invited to attend the meetings, as the discretion of the Committee.

The responsibilities of the Audit and Risk Management Committee is to assist the Board in fulfilling its corporate governance and oversight responsibility by monitoring and reviewing:

•the Company’s accounting and financial reporting processes and the integrity of its financial statements;

•the audits of the Company’s financial statements and the appointment, compensation, qualifications, independence, objectivity and performance of the Company’s internal and independent auditors;

•the Company’s compliance with legal and regulatory requirements; and

•the performance of the Company’s internal audit function and internal control over financial reporting.

The Audit and Risk Management Committee also makes recommendations to the Board in fulfilling its responsibilities relating to risk management and compliance practices of the Company.

The Audit and Risk Management Committee’s charter is available on the Company’s website at http://www.sundanceenergy.com.au/governance.cfm.

The specific attributes of the Audit and Risk Management Committee members that are relevant to this committee include financial acumen, technical industry knowledge, experience in risk management and oversight and an understanding of corporate governance. The qualifications of each Audit and Risk Management Committee member can be found in the Director biographies beginning on page 13 of the Director’s Report.

Details of the number of Committee meetings held during 2017, and attendance by Committee members, is set out on page 14 of the Directors’ Report.

In addition, the Board has established a Reserves Committee to assist the Board in monitoring:

•The integrity of the Company’s oil, natural gas, and natural gas liquid reserves reporting (the “Reserves”);

•The independence, qualifications and performance of the Company’s independent reservoir engineers; and

•The compliance by the Company with legal and regulatory requirements.

The current membership of the Reserves Committee is set out on page 17 of the Directors’ Report.  Details of the number of committee meetings held during 2017, and attendance by Committee members, is set out on page 16 of the Directors’ Report.

The Reserves Committee Charter is available on the Company’s website at http://www.sundanceenergy.com.au/governance.cfm.

4.2 Statement from the Chief Executive Officer and the Chief Financial Officer

Prior to giving their Director’s declaration in respect of the half-year and annual financial statements, the Board receives a declaration from the Chief Executive Officer and the Chief Financial Officer in accordance with section 295A of the Corporations Act 2001 that, in their opinion, the financial records of the Company have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the Company, and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

4.3 Auditor Attendance at the Annual General Meeting

The Board requires the external auditor to attend the Company’s Annual General Meeting and be available to answer questions from shareholders about the conduct of the audit and the preparation and content of the audit report.

Principle 5: Make Timely and Balanced Disclosure

The Company has adopted a Market Disclosure Policy to ensure compliance with its continuous disclosure obligations whereby relevant information that could cause a reasonable person to expect a material effect on, or lead to a substantial movement in, the value of the Company’s share price, is immediately made available to shareholders and the public as a release to the ASX.  The Company Secretary has been nominated as the person primarily responsible for communications with the ASX. All material information concerning the Company, including its financial situation, performance, ownership and governance is posted on the Company’s web site to ensure all investors have equal and timely access.  The Market Disclosure Policy is available on the Company’s website at http://www.sundanceenergy.com.au/governance.cfm.

Principle 6: Respect the Rights of Shareholders

6.1 Information on the Company’s Website

The Company provides information about itself and its corporate governance practices to its shareholders via the Company’s website, http://www.sundanceenergy.com.au/

6.2 Investor Relations Program

The Board fully recognises its responsibility to ensure that its shareholders are informed of all major developments affecting the Company. All shareholders, who have elected to do so, receive a copy of the Company’s Annual Report and the Annual, Half Yearly and Quarterly Reports are prepared and posted on the Company’s website in accordance with the ASX Listing Rules. Regular updates on operations are made via ASX releases. All information disclosed to the ASX is posted on the Company’s website as soon as possible after it is disclosed to the ASX. When analysts are briefed on aspects of the Company’s operation, the material used in the presentation is concurrently released to the ASX and posted on the Company’s website.

6.3 Encouraging Shareholder Participation at the Annual General Meeting

The Company does not currently webcast its investor relations activities or the Annual General Meeting, however, the presentation is posted to the Company’s website.

The Company encourages its shareholders to attend its annual general meeting to allow them the opportunity to discuss and question its Board and management.

6.4 Electronic Communications

The Company gives shareholders the option to receive communications from, and to send communications to, the Company electronically.  The Company also periodically sends communications to those shareholders who have provided an email address. The Company encourages shareholders to sign up for email alerts at www.sundanceenergy.com.au/alerts.cfm.  In addition, there is an email link on the Company’s website for shareholders to communicate with the Company electronically.

Principle 7: Recognise and Manage Risk

7.1 Risk Management Committee

The Audit and Risk Management Committee is responsible for approving and monitoring the overall financial and operational business risk profile of the Company, and reporting its findings to the Board.

The Audit and Risk Management Committee consists of three Independent Directors.  The current membership of the Audit and Risk Management Committee is set out on page 17 of the Directors’ Report.  Details of the number of committee meetings held during 2017, and attendance by Committee members, is set out on page 16 of the Directors’ Report.

7.2 Risk Management Framework

Sundance recognises that the effective identification, evaluation, monitoring and management of risk is central to the ongoing success of the Company.  The Company has established a Risk Management Policy, which provides the framework for oversight and management of its business risks.  The Risk Management Policy ensures that:

•Appropriate systems are in place to identify, to the extent that is reasonably practical, all material risks that the Company faces in conducting its business;

•The financial impact of those risks is understood and appropriate controls are in place to limit exposures to them;

•Appropriate responsibilities are delegated to control the risks; and

•Any material changes to the Company’s risk profile are disclosed in accordance with the Company’s continuous Market Disclosure Policy.

The Board requires senior management to design and implement the risk management and internal control system to manage the Company, and to report its effectiveness to the Board.  By the nature of the upstream oil and gas business, the topic of risk management is intrinsically covered during each Board meeting.

7.3 Internal Audit

The Company does not currently have a formal internal audit program in place.  Given the Company’s current size and structure, the Board has determined that the finance department, under the supervision of the Chief Financial Officer and direction of the Audit and Risk Management Committee, can sufficiently manage the Company’s financial risks.  The Company has adopted a formal internal control framework, Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of Treadway Commission (COSO), under which, the Company reviews, on an annual basis, the design and operating effectiveness of its internal controls over key financial processes, the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information.

7.4 Economic, Environmental and Social Sustainability Risks

The Company undertakes oil and gas exploration, development and production activities and as such, faces risks inherent to its business, including economic, environmental and social sustainability risks, which may materially impact the Company’s ability to create or preserve value for shareholders over the short, medium or long term.

The Company has risk exposures related to potential environmental spills or contamination with associated cleanup costs, regulatory compliance and the safety of work practices.

Health, safety and environmental responsibilities are top priorities of the Company.  The Company believes sustainable and responsible business practices are an important long-term driver of performance and shareholder value and is committed to transparency, fair dealing, responsible treatment of employees and partners and positive interaction with the community in which it operates.  The Company mitigates the risk of catastrophic operational failures using appropriate insurance, with coverage for third party liability, well control, day-to-day office and business insurance, and operator’s extra expense. The Company protects its employees and contractors through the application of its health and safety program.  Senior management provides an update on its health, safety and environment programs to the Board on a monthly basis.

Details regarding material economic risks applicable to the Company and its business, including mitigating factors and the actions being taken by the Company to seek to manage its exposure to those risks, are set out in the Director’s Report and Note 34 in the Notes to the Financial Statements.

Principle 8: Remunerate Fairly and Responsibly

8.1 Remuneration and Nominations Committee

The Remuneration and nominations Committee has three members, M D Hannell (chairman), D Hannes and H W Holcombe, all whom are independent non-executive Directors, and reports its recommendations to the Board for approval. The Committee determines remuneration levels of senior management on an individual basis. Advice is sought from an independent consultant based in the U.S.

When nominations matters are discussed, M D Hannell hands over the chairmanship to one of the other Committee members in order to separate his Board and Chairman role.

Details of the number of Committee meetings held during 2017, and attendance by Committee members, is set out on page 16 of the Directors’ Report.

The Remuneration and Nominations Committee Charter is available on the Company’s website at http://www.sundanceenergy.com.au/governance.cfm.

8.2 Remuneration of Non-executive Directors, Executive Directors and Senior Management

The remuneration of non-executive Directors is structured separately from that of the MD and senior management.  The Remuneration Report at pages 19-33 of this Annual Report sets out details of the Company’s policies and practices for remunerating Directors (MD and non-executive) and KMP.

8.3 Use of Derivatives and Similar Transactions

Sundance has a Securities Trading Policy that regulates dealing in its securities by Directors, Senior Management and all other employees (including companies and persons closely related to such persons).  The Policy prohibits Directors and employees from acting on inside information that is not generally available, and if it were generally available, would, or would be likely to, influence persons who commonly invest in securities in deciding whether to acquire or dispose of the relevant securities.

The Securities Trading Policy also:

•Outlines when personnel may and may not deal in shares of the Company,

•Outlines procedures for obtaining prior clearance in exceptional circumstances for trading that would otherwise be contrary to the Securities Trading Policy

•Provides procedures to reduce the risk of inside trading; and

•Prohibits personnel from engaging in in short-term or speculative transactions involving the Company’s shares over those shares and any other financial products of the Company traded on the ASX (Company Securities):

Recommendation 8.3 of the ASX Corporate Governance Principles provides that a listed entity which has an equity-based remuneration scheme should have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme.  Although the Company’s Security Trading Policy does not explicitly meet the requirements of recommendation 8.3, the Board is satisfied that the Company meets the requirements of recommendation 8.3 through company policy which prohibits Directors and Senior Management from trading in Company shares on a short-term basis, engaging in short sales, buying and selling puts and calls, and discourages the practice of purchasing the Company’s shares on margin.

The Securities Trading Policy is available on the Company’s website at http://www.sundanceenergy.com.au/governance.cfm.

FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOS

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

		2017	2016
For the year ended 31 December	Note	US$’000	US$’000

Oil and natural gas revenue	4	$104,399	$66,609
Lease operating expenses	5	(22,416)	(12,937)
Production taxes		(6,613)	(4,200)
General and administrative expense	6	(18,345)	(12,110)
Depreciation and amortisation expense	17, 20	(58,361)	(48,147)
Impairment expense	19	(5,583)	(10,203)
Exploration expense		—	(30)
Finance costs, net of amounts capitalised		(13,491)	(12,219)
Loss on sale of non-current assets	3	(1,461)	—
Loss on derivative financial instruments		(2,894)	(12,761)
Other income, net	8	457	2,009
Loss before income tax		(24,308)	(43,989)
Income tax benefit (expense)	7	1,873	(1,705)
Loss attributable to owners of the Company		(22,435)	(45,694)
Other comprehensive loss
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations (no income tax effect)		708	(532)
Other comprehensive loss		708	(532)
Total comprehensive loss attributable to owners of the Company		$(21,727)	$(46,226)

Loss per share		(cents)	(cents)
Basic earnings	11	(1.8)	(5.2)
Diluted earnings	11	(1.8)	(5.2)

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		2017	2016
For the year ended 31 December	Note	US$’000	US$’000

CURRENT ASSETS
Cash and cash equivalents		$5,761	$17,463
Trade and other receivables	12	3,966	9,786
Derivative financial instruments	13	383	—
Income tax receivable		40	5,204
Other current assets	16	3,472	4,078
Assets held for sale	14	61,064	18,309
TOTAL CURRENT ASSETS		74,686	54,840

NON-CURRENT ASSETS
Development and production assets	17	338,796	338,709
Exploration and evaluation expenditure	18	34,979	34,366
Property and equipment	20	1,246	1,211
Income tax receivable, non-current	7	4,688	—
Derivative financial instruments	13	223	279
Deferred tax assets	26	—	2,683
TOTAL NON-CURRENT ASSETS		379,932	377,248
TOTAL ASSETS		$454,618	$432,088

CURRENT LIABILITIES
Trade and other payables	21	$9,051	$3,579
Accrued expenses	21	39,051	19,995
Production prepayment	22	18,194	—
Derivative financial instruments	13	5,618	4,579
Provisions, current	23	1,158	2,726
Liabilities related to assets held for sale	14	1,064	941
TOTAL CURRENT LIABILITIES		74,136	31,820

NON-CURRENT LIABILITIES
Credit facilities, net of deferred financing fees	24	189,310	188,249
Restoration provision	25	7,567	7,072
Other provisions, non-current	23	2,158	3,299
Derivative financial instruments	13	3,728	3,215
Other non-current liabilities		368	610
TOTAL NON-CURRENT LIABILITIES		203,131	202,445
TOTAL LIABILITIES		$277,267	$234,265
NET ASSETS		$177,351	$197,823

EQUITY
Issued capital	27	372,764	373,585
Share-based payments reserve	28	16,250	14,174
Foreign currency translation reserve	28	(1,134)	(1,842)
Accumulated deficit		(210,529)	(188,094)
TOTAL EQUITY		$177,351	$197,823

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Foreign
		Share-Based	Currency
	Issued	Payments	Translation	Accumulated
	Capital	Reserve	Reserve	Deficit	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 31 December 2015	308,429	11,650	(1,310)	(142,400)	176,369
Loss attributable to owners of the Company	—	—	—	(45,694)	(45,694)
Other comprehensive loss for the year	—	—	(532)	—	(532)
Total comprehensive loss	—	—	(532)	(45,694)	(46,226)
Shares issued in connection with private placement (Note 27)	67,499				67,499
Cost of capital, net of tax (Note 26)	(2,343)	—	—	—	(2,343)
Share based compensation value of services (Note 33)	—	2,524	—	—	2,524
Balance at 31 December 2016	$373,585	$14,174	$(1,842)	$(188,094)	$197,823
Loss attributable to owners of the Company	—	—	—	(22,435)	(22,435)
Other comprehensive loss for the year	—	—	708	—	708
Total comprehensive loss	—	—	708	(22,435)	(21,727)
Derecognition of deferred tax asset (Note 7)	(821)	—	—	—	(821)
Share based compensation value of services (Note 33)	—	2,076	—	—	2,076
Balance at 31 December 2017	372,764	16,250	(1,134)	(210,529)	177,351

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

		2017	2016
For the year ended 31 December	Note	US$’000	US$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from sales		112,534	64,749
Payments to suppliers and employees		(40,000)	(32,634)
Settlements of restoration provision		(132)	(110)
Payments for (receipts from) commodity derivative settlements, net		(1,428)	10,630
Income taxes received, net		3,999	25
Other operating activities		(197)	—
NET CASH PROVIDED BY OPERATING ACTIVITIES	32	74,776	42,660

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for development expenditure		(101,043)	(64,130)
Payments for exploration expenditure		(8,351)	(2,852)
Payments for acquisition of oil and gas properties	2	—	(23,506)
Sale of non-current assets	3	15,348	7,141
Payments for property and equipment		(657)	(295)
Other investing activities		2,200	3,651
NET CASH USED IN INVESTING ACTIVITIES		(92,503)	(79,991)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of shares		—	67,499
Payments for costs of capital raisings		—	(3,330)
Borrowing costs paid, net of capitalised portion		(12,381)	(11,753)
Payments for foreign currency derivatives		—	(390)
Proceeds from borrowings	22, 24	47,199	—
Repayments from borrowings	22, 24	(28,755)	(250)
NET CASH PROVIDED BY FINANCING ACTIVITIES		6,063	51,776

Net increase (decrease) in cash held		(11,664)	14,445

Cash and cash equivalents at beginning of year		17,463	3,468
Effect of exchange rates on cash		(38)	(450)
CASH AND CASH EQUIVALENTS AT END OF YEAR		5,761	17,463

The accompanying notes are an integral part of these consolidated financial statements

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial report of Sundance Energy Australia Limited (“SEAL”) and its wholly owned subsidiaries, (collectively, the “Company”, “Consolidated Group” or “Group”), for the year ended 31 December 2017 was authorised for issuance in accordance with a resolution of the Board of Directors on 29 March 2018. Refer to Note 36 for listing of the Company’s significant subsidiaries.

The Group is a for-profit entity for the purpose of preparing the financial report. The principal activities of the Group during the financial year are the exploration for, development and production of oil and natural gas in the United States of America, and the continued expansion of its mineral acreage portfolio in the United States of America.

Basis of Preparation

The consolidated financial report is a general purpose financial report that has been prepared in accordance with Australian Accounting Standards, Australian Accounting Interpretations, other authoritative pronouncements of the Australian Accounting Standards Board (“AASB”) and the Corporations Act 2001.

These consolidated financial statements comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Material accounting policies adopted in the preparation of this financial report are presented below. They have been consistently applied unless otherwise stated.

The consolidated financial statements are prepared on a historical basis, except for the revaluation of certain non-current assets and financial instruments, as explained in the accounting policies below. The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand (US$’000), except where stated otherwise.

Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities as at December 31 2017 and 2016, and the results for the years then ended, of Sundance Energy Australia Limited (“SEAL”) and the entities it controls. A controlled entity is any entity over which SEAL is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. As at 31 December 2017 and 2016, all of its controlled entities were wholly-owned.

All inter-group balances and transactions between entities in the Group, including any recognised profits or losses, are eliminated on consolidation.

a)    Income Tax

The income tax expense for the period comprises current income tax expense and deferred income tax expense.

Current income tax expense charged to the statement of profit or loss is the tax payable on taxable income calculated using applicable income tax rates enacted, or substantially enacted, as at the reporting date. Current tax liabilities/(assets) are therefore measured at the amounts expected to be paid to/(recovered from) the relevant taxation authority.

Deferred income tax expense reflects movements in deferred tax asset and deferred tax liability balances during the period. Current and deferred income tax expense/(income) is charged or credited directly to equity instead of the statement of profit or loss when the tax relates to items that are credited or charged directly to equity.

Deferred tax assets and liabilities are ascertained based on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets also result where amounts have been fully expensed but future tax deductions are available. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply to the period when the asset recognised or the liability is settled, based on tax rates enacted or substantively enacted at the reporting date. Their measurement also reflects the manner in which management expects to recover or settle the carrying amount of the related asset or liability.

Deferred tax assets relating to temporary differences and unused tax losses are recognised only to the extent that it is probable that future taxable profit will be available against which the benefits of the deferred tax asset can be utilized. Where temporary differences exist in relation to investments in subsidiaries, branches, associates, and joint ventures, deferred tax assets and liabilities are not recognised where the timing of the reversal of the temporary difference can be controlled and it is not probable that the reversal will occur in the foreseeable future.

Current tax assets and liabilities are offset where a legally enforceable right of set-off exists and it is intended that net settlement or simultaneous realisation and settlement of the respective asset and liability will occur. Deferred tax assets and liabilities are offset where a legally enforceable right of set-off exists, the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where it is intended that net settlement or simultaneous realisation and settlement of the respective asset and liability will occur in future periods in which significant amounts of deferred tax assets or liabilities are expected to be recovered or settled.

Tax Consolidation

Sundance Energy Australia Limited and its wholly-owned Australian controlled entities have implemented the income tax consolidation regime, with Sundance Energy Australia Limited being the head company of the consolidated group. Under this regime the group entities are taxed as a single taxpayer.

In addition to its own current and deferred tax amounts, Sundance Energy Australia Limited, as head company, also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

b)    Exploration and Evaluation Expenditure

Exploration and evaluation expenditures incurred are accumulated in respect of each identifiable area of interest. These costs are capitalised to the extent that they are expected to be recouped through the successful development of the area or where activities in the area have not yet reached a stage that permits reasonable assessment of the existence of economically recoverable reserves. Any such estimates and assumptions may change as new information becomes available. If, after the expenditure is capitalised, information becomes available suggesting that the recovery of the expenditure is unlikely, for example a dry hole, the relevant capitalised amount is written off in the consolidated statement of profit or loss and other comprehensive income in the period in which new information becomes available. The costs of assets constructed within the Group includes the leasehold cost, geological and geophysical costs, and an appropriate proportion of fixed and variable overheads directly attributable to the exploration and acquisition of undeveloped oil and gas properties.

When approval of commercial development of a discovered oil or gas field occurs, the accumulated costs for the relevant area of interest are transferred to development and production assets. The costs of developed and producing assets are amortised over the life of the area according to the rate of depletion of the proved and probable developed reserves. The costs associated with the undeveloped acreage are not subject to depletion.

The carrying amounts of the Group’s exploration and evaluation assets are reviewed at each reporting date to determine whether any impairment indicators exist. Impairment indicators could include i) tenure over the licence area has expired during the period or will expire in the near future, and is not expected to be renewed, ii) substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is not budgeted or planned, iii) exploration for and evaluation of resources in the specific area have not led to the discovery of commercially viable quantities of resources, and the Group has decided to discontinue activities in the specific area, or iv) sufficient data exist to indicate that although a development is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or from sale. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made and any resulting impairment loss is recognized in the consolidated statement of profit or loss and other comprehensive income. The estimate of the recoverable amount is made consistent with the methods described under Impairment in (d) below.

c)    Development and Production Assets and Property and Equipment

Development and production assets, and property and equipment are carried at cost less, where applicable, any accumulated depreciation, amortisation and impairment losses. The costs of assets constructed within the Group includes the cost of materials, direct labor, borrowing costs and an appropriate proportion of fixed and variable overheads directly attributable to the acquisition or development of oil and gas properties and facilities necessary for the extraction of resources. Repairs and maintenance are charged to the consolidated statement of profit or loss and comprehensive income during the financial period in which are they are incurred.

Depreciation and Amortisation Expense

Property and equipment are depreciated on a straight-line basis over their useful lives from the time the asset is held and ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful life of the improvement.

The depreciation rates used for each class of depreciable assets are:

Class of Non-Current	Asset Depreciation	Rate Basis of Depreciation
Property and Equipment	5 – 33%	Straight Line

The Group uses the units-of-production method to amortise costs carried forward in relation to its development and production assets. For this approach, the calculation is based upon economically recoverable reserves over the life of an asset or group of assets.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

d)    Impairment

The carrying amount of development and production assets and property and equipment are reviewed at each reporting date to determine whether there is any indication of impairment. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made.

Development and production assets are assessed for impairment on a cash-generating unit basis. A cash-generating unit (“CGU”) is the smallest grouping of assets that generates independent cash inflows. Management has assessed its CGUs as being an individual basin, which is the lowest level for which cash inflows are largely independent of those of other assets. Each of the Group’s development and production asset CGUs include all of its developed producing properties, shared infrastructure supporting its production and undeveloped acreage that the Group considers technically feasible and commercially viable. An impairment loss is recognized in the consolidated statement of profit and loss whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated to reduce the carrying amount of the assets in the unit on a pro-rata basis.

The recoverable amount of an asset is the greater of its fair value less costs to sell (“FVLCS”) or its value-in-use (“VIU”). In assessing VIU, an asset’s estimated future cash flows are discounted to their present value using an appropriate discount rate that reflects current market assessments of the time value of money and the risks specific to the assets/CGUs. The estimated future cash flows for the VIU calculation are based on estimates, the most significant of which are hydrocarbon reserves, future production profiles, commodity prices, operating costs and any future development costs necessary to produce the reserves.

Estimates of future commodity prices are based on the Group’s best estimates of future market prices with reference to bank price surveys, external market analysts’ forecasts, and forward curves. The discount rates applied to the future forecast cash flows are based on a third party participant’s post-tax weighted average cost of capital, adjusted for the risk profile of the asset.

Under a FVLCS calculation, the Group considers market data related to recent transactions for similar assets. In determining the fair value of the Group’s investment in shale properties, the Group considers a variety of valuation metrics from recent comparable transactions in the market. These metrics include price per flowing barrel of oil equivalent and undeveloped land values per net acre held.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably.

An impairment loss is reversed if there has been an increase in the estimated recoverable amount of a previously impaired assets. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or depletion if no impairment loss had been recognized. The Company has not reversed an impairment loss during the years ended 31 December 2017 or 2016.

If an entire CGU is disposed, gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the statement of profit or loss. If a disposition is less than an entire CGU and the property had been previously subjected to amortization or impairment at the CGU level, and there would be no significant impact to the Company’s depletion rate, no gain or loss is recognized and the proceeds of the sale are treated as a cost reduction to the Company’s net book value of the CGU in which the assets were previously included.

e)    Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at date of inception. The arrangement is assessed to determine whether its fulfillment is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership to the entities in the Group. All other leases are classified as operating leases.

Finance leases are capitalised by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Assets under financing leases are depreciated on a straight-line basis over the shorter of their estimated useful lives or the lease term. Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

f)    Financial Instruments

Recognition and Initial Measurement

Financial instruments, incorporating financial assets and financial liabilities, are recognised when the entity becomes a party to the contractual provisions of the instrument. Trade date accounting is adopted for financial assets that are delivered within timeframes established by marketplace convention.

Financial instruments are initially measured at fair value plus transactions costs where the instrument is not classified at fair value through profit or loss. Transaction costs related to instruments classified at fair value through profit or loss are expensed to profit or loss immediately. Financial instruments are classified and measured as set out below.

Derivative Financial Instruments

The Group uses derivative financial instruments to economically hedge its exposure to changes in commodity prices arising in the normal course of business. The principal derivatives that may be used are commodity crude oil or natural gas price swap, option and costless collar contracts. Their use is subject to policies and procedures as approved by the Board of Directors. The Group does not trade in derivative financial instruments for speculative purposes.

Derivative financial instruments, which do not qualify as “own-use”, are initially recognised at fair value and remeasured at each reporting period. The fair value of these derivative financial instruments is the estimated amount that the Group would receive or pay to terminate the contracts at the reporting date, taking into account current market prices and the current creditworthiness of the contract counterparties. The derivatives are valued on a mark to market valuation and the gain or loss on re-measurement to fair value is recognised through the statement of profit or loss and other comprehensive income.

The Company has designated one oil marketing contract that meets the definition of a derivative as own-use, which under IFRS is not accounted for as a derivative. As a result, the revenues associated with such contract are recognized during the period when volumes are physically delivered.

i)Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss when they are acquired principally for the purpose of selling in the near-term. Realised and unrealised gains and losses arising from changes in fair value are included in profit or loss in the period in which they arise.

ii)Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortised cost using the effective interest rate method.

Derecognition

Financial assets are derecognised when the contractual right to receipt of cash flows expires or the asset is transferred to another party whereby the entity no longer has any significant continuing involvement in the risks and benefits associated with the asset. Financial liabilities are derecognised when the related obligations are either discharged, cancelled or expire. The difference between the carrying value of the financial liability extinguished or transferred to another party and the fair value of consideration paid, including the transfer of non-cash assets or liabilities assumed, is recognised in profit or loss.

g) Foreign Currency Transactions and Balances

Functional and Presentation Currency

Both the functional currency and the presentation currency of the Group is US dollars. Some subsidiaries have Australian dollar functional currencies which are translated to the presentation currency. All operations of the Group are incurred at subsidiaries where the functional currency is the US dollar as its core oil and gas properties are located in the United States.

Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the consolidated statement of profit or loss and other comprehensive income.

Group Companies

The financial results and position of foreign subsidiaries whose functional currency is different from the Group’s presentation currency are translated as follows:

•assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;

•revenues and expenses are translated to USD using the exchange rate at the date of transaction; and

•retained profits and issued capital are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the Group’s foreign currency translation reserve. These differences are recognised in the statement of profit or loss and other comprehensive income upon disposal of the foreign operation.

h)    Employee Benefits

Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled.

Equity - Settled Compensation

The Group has an incentive compensation plan where employees may be issued shares and/or options. The fair value of the equity to which employees become entitled is measured at grant date and recognized as an expense over the vesting period with a corresponding increase in equity.

The group has a restricted share unit (“RSU”) plan to motivate management and employees to make decisions benefiting long-term value creation, retain management and employees and reward the achievement of the Group’s long-term goals.  The target RSUs are generally based on goals established by the Remuneration and Nominations Committee and approved by the Board. The fair value of time-based RSUs is determined based on the price of the Company’s ordinary shares on the date of grant and the expense is recognized over the vesting period. Certain of its RSUs vest based on the achievement of metrics related to the Company’s 3‑year absolute shareholder return or total shareholder return as compared to its peer group, as defined. The Company uses a Monte Carlo simulation model to determine the fair value of such RSUs and the expense is recognized over the vesting period. The Monte Carlo model is based on random projections of stock price paths and must be repeated numerous times to achieve a probabilistic assessment. The expected volatility used in the model is based on the historical volatility commensurate with the length of the performance period of the award. The risk-free rate used in the model is based on Australian Treasury bond relevant to the term of the RSU award.

Deferred Cash Compensation

In 2016 and 2017, the Group granted deferred cash compensation awards to certain employees, which may be earned through appreciation in the volume weighted average price of the Company’s ordinary shares over periods of one to three years.  The awards may ultimately be settled in cash or fully vested RSUs at the discretion of the Board.  The Group recognizes general and administrative expense for the deferred cash compensation to the extent to which the employees have rendered services, with a corresponding liability included within other noncurrent liabilities on the consolidated statement of financial position. The fair value of the deferred cash awards are estimated initially and at the end of each reporting period until settled, using a Monte Carlo model that takes into consideration the terms and conditions of the award. The expected volatility used in the model is based on the historical volatility commensurate with the length of the performance period of the award. The risk-free rate used in the model is based on U.S. Treasury bond relevant to the term of the award.

i)    Provisions

Provisions are recognised when the group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured. As of 31 December 2017, the Company had recognized a provisions related to a third-party refracturing agreement ($3.3 million).

j)    Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less.

k)    Revenue

Revenue from the sale of oil and natural gas is recognised upon the delivery of product to the purchaser and title transfers to the purchaser. The Company uses the sales method of accounting for natural gas imbalances in those circumstances where it has under-produced or over-produced its ownership percentage in a property. Under this method, a receivable or payable is recognized only to the extent an imbalance cannot be recouped from the reserves in the underlying properties. The Company had not recognized an imbalance on the consolidated statement of financial position as at 31 December 2017.

All revenue is stated net of royalties and transportation costs.

l)    Borrowing Costs

Borrowing costs, including interest, directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale. Borrowings are recognised initially at fair value, net of transaction costs incurred. Subsequent to initial recognition, borrowings are stated as amortised cost with any difference between cost and redemption being recognised in the consolidated statement of profit or loss and other comprehensive income over the period of the borrowings on an effective interest basis. The Company capitalised eligible borrowing costs of $1.4 million and $1.1 million for the years ended 31 December 2017 and 2016, respectively. All other borrowing costs are recognised in the consolidated statement of profit or loss and other comprehensive income in the period in which they are incurred.

m)    Goods and Services Tax

Expenses and assets are recognised net of the amount of Goods and Service Tax (“GST”), except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST.

Cash flows are presented in the consolidated statement of cash flows on a gross basis except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

n)    Business Combinations

A business combination is a transaction in which an acquirer obtains control of one or more businesses. The acquisition method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. The acquisition method is only applied to a business combination when control over the business is obtained. Subsequent changes in interests in a business where control already exists are accounted for as transactions between owners. The cost of the business combination is measured at fair value of the assets given, shares issued and liabilities incurred or assumed at the date of acquisition. Costs directly attributable to the business combination are expensed as incurred, except those directly and incrementally attributable to equity issuance.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the net identifiable asset acquired, if any, is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in the consolidated statement of profit or loss and other comprehensive income as a gain on bargain purchase. Adjustments to the purchase price and excess on consideration transferred may be made up to one year from the acquisition date.

o)    Assets Held for Sale

The Company classifies property as held for sale when management commits to a plan to sell the property, the plan has appropriate approvals, the sale of the property is highly probable within the next twelve months, and certain other criteria are met. At such time, the respective assets and liabilities are presented separately on the Company’s consolidated statement of financial position and amortisation is no longer recognized. Assets held for sale are reported at the lower of their carrying amount or their estimated fair value, less the costs to sell the assets. The Company recognizes an impairment loss if the current net book value of the property exceeds its fair value, less selling costs. As at 31 December 2017, based upon the Company’s intent and anticipated ability to sell an interest in these properties, the Company had classified its Dimmit County, Texas properties as held for sale. As at 31 December 2016 the Company had its Mississippian/Woodward properties classified as held for sale.

p)    Critical Accounting Estimates and Judgements

The Directors evaluate estimates and judgements incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data obtained both externally and within the Group. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Management has made the following judgements, which have the most significant effect on the amounts recognised in the consolidated financial statements.

Estimates of Reserve Quantities

The estimated quantities of hydrocarbon reserves reported by the Group are integral to the calculation of amortisation (depletion) and to assessments of possible impairment of assets. Estimated reserve quantities are based upon interpretations of geological and geophysical models and assessment of the technical feasibility and commercial viability of producing the reserves. The Company engaged an independent petroleum engineering firm, Ryder Scott Company to prepare its reserve estimates which conform to SEC guidelines. These assessments require assumptions to be made regarding future development and production costs, commodity prices, exchange rates and fiscal regimes. The estimates of reserves may change from period to period as the economic assumptions used to estimate the reserves can change from period to period, and as additional geological and production data are generated during the course of operations.

Impairment of Non-Financial Assets

The Group assesses impairment at each reporting date by evaluating conditions specific to the Group that may lead to impairment of assets. Where an indicator of impairment exists, the recoverable amount of the cash-generating unit to which the assets belong is then estimated based on the present value of future discounted cash flows. For development and production assets, the expected future cash flow estimation is based on a number of factors, variables and assumptions, the most important of which are estimates of reserves, future production profiles, commodity prices and costs. In most cases, the present value of future cash flows is most sensitive to estimates of future oil price and discount rates. A change in the modeled assumptions in isolation could materially change the recoverable amount. However, due to the interrelated nature of the assumptions, movements in any one variable can have an indirect impact on others and individual variables rarely change in isolation. Additionally, management can be expected to respond to some movements, to mitigate downsides and take advantage of upsides, as circumstances allow. Consequently, it is impracticable to estimate the indirect impact that a change in one assumption has on other variables and therefore, on the extent of impairments under different sets of assumptions in subsequent reporting periods. In the event that future circumstances vary from these assumptions, the recoverable amount of the Group’s development and production assets could change materially and result in impairment losses or the reversal of previous impairment losses.

Exploration and Evaluation

The Company’s policy for exploration and evaluation is discussed in Note 1 (b). The application of this policy requires the Company to make certain estimates and assumptions as to future events and circumstances, particularly in relation to the assessment of whether economic quantities of reserves have been found. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised exploration and evaluation expenditure, management concludes that the capitalised expenditure is unlikely to be recovered by future sale or exploitation, then the relevant capitalised amount will be written off through the consolidated statement of profit or loss and other comprehensive income.

Restoration Provision

A provision for rehabilitation and restoration is provided by the Group to meet all future obligations for the restoration and rehabilitation of oil and gas producing areas when oil and gas reserves are exhausted and the oil and gas fields are abandoned. Restoration liabilities are discounted to present value and capitalised as a component part of capitalised development expenditure. The capitalised costs are amortised over the units of production and the provision is revised at each balance sheet date through the consolidated statement of profit or loss and other comprehensive income as the discounting of the liability unwinds.

In most instances, the removal of the assets associated with these oil and gas producing areas will occur many years in the future. The estimate of future removal costs therefore requires management to make significant judgements regarding removal date or well lives, the extent of restoration activities required, discount and inflation rates.

Units of Production Depletion

Development and production assets are depleted using the units of production method over economically recoverable reserves. This results in a depletion or amortisation charge proportional to the depletion of the anticipated remaining production from the area of interest.

The life of each item has regard to both its physical life limitations and present assessments of economically recoverable reserves of the field at which the asset is located. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves and estimates of future capital expenditure. The calculation of the units of production rate of depletion or amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on total economically recoverable reserves, or future capital expenditure estimates change. Changes to economically recoverable reserves could arise due to change in the factors or assumptions used in estimating reserves, including the effect on economically recoverable reserves of differences between actual commodity prices and commodity price assumptions and unforeseen operational issues. Changes in estimates are accounted for prospectively.

Share-based Compensation

The Group’s policy for share-based compensation is discussed in Note 1 (h). The application of this policy requires management to make certain estimates and assumptions as to future events and circumstances. Certain of the Company’s restricted share units vest based on the Company’s ordinary share price appreciation over a 3- year period in absolute terms or as compared to a defined peer group. Share-based compensation related to these awards use estimates for the expected volatility of the Company’s ordinary share price and of its peer’s ordinary share price (total shareholder return shares). The Company’s deferred cash awards also vest upon the Company’s ordinary share price appreciation through 2017, 2018 and 2019. The Company must also estimate expected volatility of the Company’s ordinary share price when valuing these awards.

q)    Rounding of Amounts

In accordance with the Australian Securities and Investment Commission (“ASIC”) Corporations (Rounding in Financial/Directors’ Reports) Instrument 2016/191, amounts in the financial statements have been rounded to the nearest thousand, unless otherwise indicated.

r)    Parent Entity Financial Information

The financial information for the parent entity, SEAL (“Parent Company”), also the ultimate parent, discussed in Note 36, has been prepared on the same basis, using the same accounting policies as the consolidated financial statements, except for its investments in subsidiaries which are accounted for at cost in the individual financial statements of the parent entity less any impairment.

s)    Earnings (Loss) Per Share

The group presents basic and diluted earnings (loss) per share for its ordinary shares. Basic earnings (loss) per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings (loss) per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares for the dilutive effect, if any, of outstanding share rights and share options which have been issued to employees.

t)    New and Revised Accounting Standards

The Group has adopted all of the new and revised Standards and Interpretations issued by IFRS/AASB that are relevant to its operations and effective for the current annual reporting period. The adoption of these new and revised Australian Accounting Standards and Interpretations has had no significant impact on the Group’s accounting policies or the amounts reported during the financial year.

The following Standards and Interpretations have been issued but are not yet effective. These are the standards that the Group reasonably expects will have an impact on its disclosures, financial position or performance when applied at a future date. The Group’s assessment of the impact of these new standards, amendments to standards, and interpretations is set out below.

AASB 9/IFRS 9 — Financial Instruments, and the relevant amending standards

AASB 9/IFRS 9, approved in December 2015, introduces new requirements for the classification, measurement, and derecognition of financial instruments, including new general hedge accounting requirements. The effective date of this standard is for fiscal years beginning on or after 1 January 2018, with early adoption permitted. The Company adopted the standard on 1 January 2018 and it is not expected to have a material impact on the Group’s consolidated financial statements.

AASB 15/IFRS 15 — Revenue from Contracts with Customers

In May 2014, AASB 15/IFRS 15 was issued which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. Specifically, the standard introduces a 5‑step approach to revenue recognition:

1.Identify the contract(s) with a customer

2.Identify the performance obligations in the contracts.

3.Determine the transaction price.

4.Allocate the transaction price to the performance obligations in the contract.

5.Recognise revenue when (or as) the entity satisfies a performance obligation.

Under AASB 15/IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer. The standard is required to be adopted using either the full retrospective approach, with all the prior periods presented adjusted, or the modified retrospective approach, with a cumulative adjustment to retained earnings on the opening balance sheet. The new revenue recognition standard is effective for the Company on 1 January 2018, and was adopted on that date using the modified retrospective method.  The Company has substantially completed the assessment of its contracts with customers and is in the process of implementing the changes to its financial statements, accounting policies and internal controls as a result of the adoption of this standard.

Based upon the analysis performed to date on its contracts with customers, the Company does not expect the adoption of IFRS 15 to have a material effect on net income, cash flows, or the timing of revenue recognition.  In addition, the Company is continuing to assess the additional disclosures that will be required upon implementation of the standard.

AASB 16/IFRS 16 — Leases

In January 2016, AASB 16/IFRS 16 was issued which provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements for both lessees and lessors. AASB 16/IFRS 16 changes the current accounting for leases to eliminate the operating/finance lease designation and require entities to recognize most leases on the statement of financial position, initially recorded at the fair value of unavoidable lease payments. The entity will then recognize depreciation of the lease assets and interest on the statement of profit or loss.

The effective date of this standard is for fiscal years beginning on or after 1 January 2019. As of 31 December 2017, the Company had approximately $2.5 million of contractual obligations related to its non-cancelable leases, and it will evaluate those contracts as well as other existing arrangements to determine if they qualify for lease accounting under AASB 16/IFRS 16. The Company plans to adopt the standard effective 1 January 2019.

NOTE 2 — BUSINESS COMBINATIONS

Acquisitions in 2017

The Company did not complete any business combinations in 2017.

Acquisitions in 2016

Acquisition #1

On 29 July 2016, the Company completed its acquisition of 5,050 net acres targeting the Eagle Ford in McMullen County, Texas, for a cash purchase price of $15.9 million. The assets acquired included approximately 26 gross (9.1 net) producing wells, which were primarily Sundance-operated prior to the acquisition. The Company acquired the assets to execute on its strategy of growing its Eagle Ford position.

The following table reflects the fair value of the assets acquired and the liabilities assumed as at the date of acquisition (in thousands):

Fair value of assets acquired:
Development and production assets	$16,628
Fair value of liabilities assumed:
Restoration provision	(747)
Net assets acquired	$15,881

Purchase price:
Cash consideration	$15,881
Total consideration paid	$15,881

Revenues of $2.4 million and net income of $0.4 million (excluding the impact of income taxes) were generated from the acquired properties from 29 July 2016 through 31 December 2016. The Company did not incur any material acquisition costs related to the transaction.

Acquisition #2

On 19 December 2016, the Company completed its acquisition of additional working interest in 23 gross  (1.5 net) producing wells and 130 acres in McMullen County for cash consideration of $7.2 million. 12 gross  (1.0 net) of the acquired wells are Sundance operated. The Company acquired the assets to execute on its strategy of growing its Eagle Ford position.

The following table reflects the fair value of the assets acquired and the liabilities as at the date of acquisition (in thousands):

Fair value of assets acquired:
Development and production assets	7,348
Fair value of liabilities assumed:
Restoration provision	(118)
Net assets acquired	$7,230

Purchase price:
Cash consideration	$7,230
Total consideration paid	$7,230

Subsequent to the acquisition on 19 December 2016, revenue and net income generated from the properties for the remainder of 2016 were not material. The Company did not incur any material acquisition costs related to the transaction.

If both Eagle Ford acquisitions had been completed as of 1 January 2016, the Company’s pro forma revenue and loss before income taxes for the year ended 31 December 2016 would have been increased and reduced by $5.3 million and $1.2 million to $72.0 million and $(42.8) million, respectively. This pro forma financial information does not purport to represent what the actual results of operations would have been had the transactions been completed as of the date assumed, nor is this information necessarily indicative of future consolidated results of operations.

NOTE 3 — DISPOSALS OF NON CURRENT ASSETS

Disposals in 2017

In May 2017, the Company completed the sale of its interest in its Oklahoma oil and gas properties and certain other related assets and liabilities for a cash purchase price of $18.5 million, before closing adjustments. The sale was effective 1 August 2016 and resulted in a pre‐tax loss of $1.3 million. As part of the sale, the purchaser also assumed the Company’s restoration obligations associated with the properties of $0.9 million.  The Oklahoma properties generated revenue, net of production taxes and operating expenses, of $1.4 million in 2017 prior to completion of the sale.

Disposals in 2016

In December 2016, the Company divested an acreage block containing 3,336 gross (2,709 net) acres located in Atascosa County, Texas. The Eagle Ford acreage was undeveloped and outside the Company’s core development project area. Sundance received cash proceeds of $7.1 million for the acreage. No gain or loss was recognized in consolidated statement of profit and loss and other comprehensive income related to the sale.

NOTE 4 — REVENUE

	2017	2016
Year ended 31 December	US$’000	US$’000
Oil revenue	89,136	57,296
Natural gas revenue	8,743	4,937
Natural gas liquid ("NGL") revenue	6,520	4,376
Total revenue	104,399	66,609

NOTE 5 — LEASE OPERATING EXPENSES

	2017	2016
Year ended 31 December	US$’000	US$’000
Lease operating expense	(17,127)	(11,259)
Workover expense	(5,289)	(1,678)
Total lease operating expense	(22,416)	(12,937)

NOTE 6 — GENERAL AND ADMINISTRATIVE EXPENSES

	2017	2016
Year ended 31 December	US$’000	US$’000
Employee benefits expense, including salaries and wages, net of capitalised overhead	(4,088)	(3,260)
Share-based payments expense (1)	(1,868)	(2,748)
Legal and other professional fees	(6,330)	(2,085)
Corporate fees	(1,937)	(1,762)
Rent	(632)	(669)
Regulatory expenses	(314)	(279)
Transaction related costs	(2,118)	(323)
Other expenses	(1,058)	(984)
Total general and administrative expenses	(18,345)	(12,110)

(1)Share-based payment expense includes expense associated with restricted share units and deferred cash awards. See Note 33.

The Company capitalised overhead costs, including salaries, wages benefits and consulting fees, directly attributable to the exploration, acquisition and development of oil and gas properties of $2.7 million and $2.1 million and for the years ended 31 December 2017 and 2016, respectively.

NOTE 7 — INCOME TAX EXPENSE

The Company assesses unrecognized deferred tax assets at the end of each reporting period.  During the year ended 31 December 2017, it became probable that the Company would not have sufficient future taxable profit in the Australian jurisdiction to continue to recognize its deferred tax assets.  Consequently, the Company has derecognized these assets during the period.  The net impact of derecognizing these items resulted in income tax expense of $7.1 million with income tax expense of $0.2 million charged directly to equity.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cut and Jobs Act of 2017 (“TCJA”).  The passage of this legislation resulted in the change in the U.S. statutory rate from 35% to 21% beginning in January of 2018, the elimination of the corporate alternative minimum tax (“AMT”), the acceleration of depreciation for US tax purposes, limitations on deductibility of interest expense, the elimination of net operating loss carrybacks, and limitations on the use of future losses.  In accordance with IAS 12 - Income Taxes, the impact of a change in tax law is recorded in the period of enactment or substantial enactment.  Consequently, the Company has recorded a decrease to its deferred tax assets of $18.8 million with a corresponding net adjustment to its unrecognized tax assets for the year ended December 31, 2017. In addition to the elimination of the AMT, the TCJA allows for the refund of existing AMT credits beginning in tax years 2018 and continuing through tax year 2021.  Consequently, the Company has reclassified its AMT credit of $4.7 million from an unrecognized tax asset to income tax receivable- noncurrent on the consolidated balance sheet, which will be claimed 50% on the Company’s tax filing for 2018, 25% on the filing for 2019, 12.5% on the filing for 2020, and 12.5% on the filing for 2021.  This results in a current tax benefit of $4.7 million.

The Company believes the effects of the change in tax law incorporated herein are substantially complete, but may be adjusted in future periods if additional information is obtained or further clarification or guidance is issued by regulatory authorities regarding this application of the law.  As a result of other changes introduced by the TCJA, starting with compensation paid in 2018, Section 162(m) will limit us from deducting compensation, including performance-based compensation, in excess of $1 million paid to anyone who, starting in 2018, serves as the Chief Executive Officer or Chief Financial Officer, or who is among the three most highly compensated executive officers for any fiscal year.  The only exception to this rule is for compensation that is paid pursuant to a binding contract in effect on November 2, 2017 that would have otherwise been deductible under the prior Section 162(m) rules.  Accordingly, any compensation paid in the future pursuant to new compensation arrangements entered into after November 2, 2017, even if performance-based, will count towards the $1 million fiscal year deduction limit if paid to a covered executive. Additional information that may affect our income tax accounts and disclosures would include further clarification and guidance on how the Internal Revenue Service will implement tax reform, including guidance with respect to 100% bonus depreciation on self-constructed assets, further clarification and guidance on how state taxing authorities will implement tax reform and the related effect on our state income tax returns, completion of our 2017 tax return filings, and the potential for additional guidance from the IASB related to tax reform.

The following is a summary of 2017 and 2016 income tax expense:

	2017	2016
Year ended 31 December	US$’000	US$’00
a) The components of income tax expense comprise:
Current tax expense (benefit)	(4,688)	1,563
Deferred tax expense	2,815	142
Total income tax expense (benefit)	(1,873)	1,705

b) The prima facie tax on loss from ordinary activities before income tax is reconciled to the income tax as follows:

Loss before income tax	(24,308)	(43,989)

Prima facie tax expense at the Group’s statutory income tax rate of 30%	(7,293)	(13,197)

Increase (decrease) in tax expense resulting from:

- Change in US Federal tax rate	18,821	—
- Difference of tax rate in US controlled entities	(53)	(2,161)
- Impact of direct accounting from US controlled entities (1)	(8)	(98)
- Share-based compensation	781	539
- Other allowable items	(83)	314
- Refundable AMT Credits	(4,688)	—
- Change in unrecognized tax assets	9,471	16,308
- Change in unrecognized tax assets due to Tax Reform	(18,821)	—
Total income tax expense (benefit)	(1,873)	1,705

c) Unused tax losses and temporary differences for which no deferred tax asset has been recognised at 30%	36,672	46,022

d) Deferred tax charged directly to equity:
- Equity raising costs	821	(986)
- Currency translation adjustment	(952)	73

(1)The Oklahoma US state tax jurisdiction computes income taxes on a direct accounting basis.

Subsequent to 31 December 2017, the Company consolidated its two U.S. tax entities and will report as a single taxpayer in the U.S.

NOTE 8 — OTHER INCOME, NET

	2017	2016
Year ended 31 December	US$’000	US$’000
Litigation settlements, net (1)	(748)	1,200
Insurance proceeds (2)	—	2,375
Escrow settlement from prior period property disposition (3)	1,000	—
Restructuring expenses (4)	(56)	(856)
Loss on foreign currency derivative	—	(390)
Other	261	(320)
Total other income, net	457	2,009

(1)Litigation settlements, net recorded during the year ended 31 December 2017 includes the net impact of multiple favorable and unfavorable legal settlements, including an accrual for $1.0 million related to the Company’s 2013 sale of its non-operated North Dakota properties.  In August 2015, the Buyer filed a lawsuit against the Company seeking payment for costs not included by the Buyer in the final post-closing settlement.  In August 2017, a jury ruled in favor of the Buyer.  The Company is currently appealing the decision, but has established a liability for such damages.

During 2016, the Company was awarded a cash settlement of $1.2 million from litigation against a third party contractor for damages to a well that occurred in 2014. As part of the litigation settlement, the Company was also awarded $0.6 million for reimbursement of legal costs incurred (recorded to general and administrative expenses on the consolidated statement of profit or loss)

(2)During 2016, the Company received insurance proceeds of $2.4 million related to a well control incident in 2014.

(3)During 2017, the Company received a cash payout of $1.0 million from an escrow holding drilling commitment-related funds related to properties sold by the Company in 2014.  There had previously been uncertainty as to whether the drilling commitments would be met and to whom the funds would be paid to, and was therefore unrecognized in 2014.

(4)In January 2016, the Company restructured its corporate organization and reduced its headcount by approximately 30% in order to reduce its cash operating costs in response to the lower oil price environment. Restructuring costs for the year ended 31 December 2016 included $0.4 million in employee severance costs and $0.5 million in office lease-related costs for certain office space that is expected to be no longer used as a result of office space consolidation. The office-lease-related costs represent the Company’s future obligations under the operating leases, net of anticipated sublease income. See also Note 23.

NOTE 9 — KEY MANAGEMENT PERSONNEL COMPENSATION

a)            Directors and Key Management Personnel Compensation

The total remuneration paid to Directors and Key Management Personnel (“KMP”) of the Group during the year is as follows:

	2017	2016
Year ended 31 December	US$	US$
Short term wages and benefits	1,443,974	1,297,845
Share-based payments (equity or cash settled) (1)	1,428,457	2,024,803
Post-employment benefit	53,318	48,919
	2,925,749	3,371,567

(1)The 2014 short-term incentive to the Managing Director was approved by shareholders in 2016 and paid out in the form of RSUs with immediate vesting. The associated expense is included in 2016 share-based payments in the table above.

b)           Restricted Share Units Granted as Compensation

RSUs awarded as compensation were 7,835,513 ($0.5 million fair value) and 9,906,997 ($1.2 million fair value) during the years ended 31 December 2017 and 2016, respectively, to KMP. The vesting provisions of the RSUs in effect during 2017 and 2016 vary and may vest immediately, based upon the passage of time or based on achievement of metrics related to the Company’s 3‑year absolute total shareholder (“ATSR”) or total shareholder return (“TSR”) as compared to its peer group. The details of the ATSR and TSR RSUs are described in more detail in the Remuneration Report.

c)           Deferred Cash Awards as Compensation

Deferred cash awards vest based on the appreciation of the Company’s ordinary share volume weighted average price measured over a one to three year period.  The liability and expense associated with such awards is measured at the end of each reporting period.  Deferred cash awarded as compensation to KMP was $1,138,503 and $1,264,998 during the years ended 31 December 2017 and 2016, of which $379,501 and $632,499 was forfeited as the performance metrics associated with these awards were not achieved as at 31 December 2017.  The deferred cash award is described in more detail in the Remuneration Report.

NOTE 10 — AUDITORS’ REMUNERATION

	2017	2016
Year ended 31 December	US$	US$
Amounts paid or payable to the auditor for:
Auditing or review of the financial report (1)	485,000	461,360
Total remuneration of the auditor	485,000	461,360

(1)The 2016 amount includes $361,360 paid to the Company’s former auditor, Ernst & Young, who provided audit services for the year ended 31 December 2015.

NOTE 11 — EARNINGS (LOSS) PER SHARE (EPS)

	2017	2016
Year ended 31 December	US$’000	US$’000
Loss for periods used to calculate basic and diluted EPS	(22,435)	(45,694)

	Number	Number
	of shares	of shares
a) -Weighted average number of ordinary shares outstanding during the period used in calculation of basic EPS(1)	1,251,338,659	870,582,898
b) -Incremental shares related to options and restricted share units(2)	—	—
c) -Weighted average number of ordinary shares outstanding during the period used in calculation of diluted EPS	1,251,338,659	870,582,898

(1)Calculation excludes approximately 1.5 million ordinary shares held in escrow as at 31 December 2017 and 2016. The shares were issued as part of the New Standard Energy (“NSE”) acquisition in 2015 and are expected to be returned to the Company in satisfaction of certain working capital adjustments.

(2)Incremental shares related to restricted share units were excluded from 31 December 2017 and 2016 weighted average number of ordinary shares outstanding during the period used in calculation of diluted EPS as the outstanding shares would be anti-dilutive to the loss per share calculation for the period then ended.

Subsequent to 31 December 2017, the Company issued 1,044,901,944 additional ordinary shares in connection with its $260 million equity-raise, described in Note 39.  The Company expects to issue an additional 4,569.5 million ordinary shares in April 2018.

NOTE 12 — TRADE AND OTHER RECEIVABLES

	2017	2016
Year ended 31 December	US$’000	US$’000
Oil, natural gas and NGL sales	2,604	8,201
Joint interest billing receivables	930	1,545
Commodity hedge contract receivables	—	37
Other	432	3
Total trade and other receivables	3,966	9,786

Due to the short-term nature of trade and other receivables, their carrying amounts are assumed to approximate fair value. No material receivables were outside of normal trading terms as at 31 December 2017 and 2016.

NOTE 13 — DERIVATIVE FINANCIAL INSTRUMENTS

	2017	2016
Year ended 31 December	US$’000	US$’000
FINANCIAL ASSETS:
Current
Derivative financial instruments — commodity contracts	383	—
Non-current
Derivative financial instruments — commodity contracts	223	279
Total financial assets	606	279

FINANCIAL LIABILITIES:
Current
Derivative financial instruments — commodity contracts	5,618	4,579
Non-current
Derivative financial instruments — commodity contracts	3,728	3,215
Total financial liabilities	9,346	7,794

NOTE 14 — ASSETS HELD FOR SALE

The consolidated statement of financial position includes assets and liabilities as held for sale, comprised of the following:

	2017	2016
Year ended 31 December	US$’000	US$’000

Eagle Ford - Dimmit County oil and gas assets	61,064	—
Mississippian/Woodford oil and gas assets	—	18,309
Total assets held for sale	61,064	18,309

Restoration provision associated with held for sale developed assets	1,064	941
Total liabilities related to assets held for sale	1,064	941

In June 2017, the Company committed to a plan to sell its assets located in Dimmit County, Texas. The assets to be sold include developed and production assets and exploration and evaluation expenditures.  Sale of the Dimmit assets will provide additional capital for further development of the Company’s core McMullen and Atascosa County assets.  The Company wrote-down the value of the Dimmit held for sale asset group as at 31 December 2017.  See Note 19 for additional information.

As at 31 December 2017, certain of the Company’s assets held for sale were included in the borrowing base value under the Company’s Credit Agreement. Upon the sale of these assets, the lender may elect to reduce the then effective borrowing base by an amount equal to the value attributed to those assets if the value of the remaining assets does not meet the prescribed asset coverage thresholds. There are many variables that affect the lender’s determination of borrowing base value at any point in time and therefore it is difficult for the Company to estimate the borrowing base value at an undetermined point in the future so the amount that would be required to be repaid, if any, is uncertain.

The Company’s Mississippian/Woodford assets were classified as held for sale as at 31 December 2016.  The Company completed the sale of these assets in May 2017. Upon the completion of the sale of the Mississippian/Woodford assets, the Company’s lender reaffirmed the Company’s borrowing base. See Note 3 for additional information.

NOTE 15 — FAIR VALUE MEASUREMENT

The following table presents financial assets and liabilities measured at fair value in the consolidated statement of financial position in accordance with the fair value hierarchy. This hierarchy groups financial assets and liabilities into three levels based on the significance of inputs used in measuring the fair value of the financial assets and liabilities. The fair value hierarchy has the following levels:

Level 1:        quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:        inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3:        inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. The financial assets and liabilities measured at fair value in the statement of financial position are grouped into the fair value hierarchy as follows:

Consolidated 31 December 2017
(US$’000)	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative commodity contracts	—	606	—	606
Liabilities measured at fair value
Derivative commodity contracts	—	(9,346)	—	(9,346)
Net fair value	—	(8,740)	—	(8,740)

Consolidated 31 December 2016
(US$’000)	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative commodity contracts	—	279	—	279
Liabilities measured at fair value
Derivative commodity contracts	—	(7,794)	—	(7,794)
Net fair value	—	(7,515)	—	(7,515)

During the years ended 31 December 2017 and 2016 there were no transfers between Level 1 and Level 2 fair value measurements, and no transfer into or out of Level 3 fair value measurements.

Measurement of Fair Value

a)Derivatives

The Company’s derivative instruments consist of commodity contracts (primarily swaps and collars).  The Company utilises present value techniques and option-pricing models for valuing its derivatives. Inputs to these valuation techniques include published forward prices, volatilities, and credit risk considerations, including the incorporation of published interest rates and credit spreads. All of the significant inputs are observable, either directly or indirectly; therefore, the Company’s derivative instruments are included within the Level 2 fair value hierarchy.

b)           Credit Facilities

As at 31 December 2017, the Company had $125 million and $67 million of principal debt outstanding on its Term Loan and Revolving Facility, respectively. The estimated fair value of the Term Loan was approximately $119 million, based on indirect, observable inputs (Level 2) regarding interest rates available to the Company. The fair value of the Term Loan was determined by using a discounted cash flow model using a discount rate that reflects the Company’s assumed borrowing rate at the end of the reporting period. The Company’s Revolving Facility has a recorded value that approximates its fair value as its variable interest rate is tied to current market rates and the applicable margins of 2%‑3% approximate market rates.

c)           Other Financial Instruments

The carrying amounts of cash, accounts receivable, accounts payable and accrued liabilities and the production prepayment approximate fair value due to their short-term nature.

NOTE 16 — OTHER CURRENT ASSETS

	2017	2016
Year ended 31 December	US$’000	US$’000
Oil inventory on hand, lesser of cost or net realizable value	908	517
Equipment inventory, lesser of cost or net realizable value	1,479	1,721
Prepaid expenses	915	1,205
Other	170	635
Total other current assets	3,472	4,078

NOTE 17 — DEVELOPMENT AND PRODUCTION ASSETS

	2017	2016
Year ended 31 December	US$’000	US$’000
Costs carried forward in respect of areas of interest in:
Development and production assets, at cost:
Producing assets	778,735	838,792
Wells-in-progress	954	4,997
Undeveloped assets	31,580	30,119
-Development and production assets, at cost:	811,269	873,908
Accumulated depletion	(277,098)	(258,613)
Accumulated impairment	(136,643)	(258,277)
Total development and production expenditure	397,528	357,018
Less amount classified as asset held for sale (1)	(58,732)	(18,309)
Total Development and Production Expenditure, net of assets held for sale	338,796	338,709

a) Movements in carrying amounts:
Development expenditure
Balance at the beginning of the period	338,709	250,922
Amounts capitalised during the period	115,120	57,893
Fair value of assets acquired	—	23,873
Revision to restoration provision	1,550	3,238
Depletion expense	(57,851)	(47,490)
Impairment expense	—	(3,409)
Development and production assets sold during the period	—	(5,030)
Reclassifications from assets held for sale (2)	—	77,021
Reclassifications to assets held for sale (1)	(58,732)	(18,309)
Balance at end of period	338,796	338,709

(1)In 2017, the Company committed to a plan to sell its interests in Dimmit County, Texas.  Balance reflects amount transferred to assets held for sale before impairment (see Note 19).

(2)In 2016, the Company abandoned a plan to sell 25% of its Eagle Ford assets due to a change in its corporate strategy as a result of a capital raise.

Borrowing costs relating to drilling of development wells that have been capitalised as part of oil and gas properties during the years ended 31 December 2017 and 2016 were $1.4 million and $1.1 million, respectively. The interest amounts capitalised as a percent of the total interest incurred for years ended 31 December 2017 and 2016 were 10.2% and 6.7%, respectively.

NOTE 18 — EXPLORATION AND EVALUATION EXPENDITURE

	2017	2016
Year ended 31 December	US$’000	US$’000
Costs carried forward in respect of areas of interest in:
Exploration and evaluation phase, at cost	185,819	176,550
Provision for impairment	(143,093)	(142,184)
Total exploration and evaluation expenditures	42,726	34,366
Less amount classified as asset held for sale (1)	(7,747)	—
Total Exploration and Evaluation Expenditure, net of assets held for sale	34,979	34,366
a) Movements in carrying amounts:
Exploration and evaluation
Balance at the beginning of the period	34,366	26,323
Amounts capitalised during the period	8,528	4,429
Exploration costs expensed	—	(30)
Exploration tenements sold during the period	—	(2,096)
Impairment expense	(168)	(7,871)
Reclassifications from assets held for sale (2)	—	13,611
Reclassifications to assets held for sale (1)	(7,747)	—
Balance at end of period	34,979	34,366

(1)In 2017, the Company committed to a plan to sell its interests in Dimmit County, Texas.  Balance reflects amount transferred to assets held for sale before impairment (see Note 19).

(2)In 2016, the Company abandoned a plan to sell 25% of its Eagle Ford assets due to a change in its corporate strategy as a result of a capital raise.

The ultimate recoupment of costs carried forward for exploration phase is dependent on the successful development and commercial exploitation or sale of respective areas.

NOTE 19 — IMPAIRMENT OF ASSETS

Year-End 2017

Non-current oil and gas assets

At 31 December 2017, the Group reassessed its non-current Eagle Ford assets for indicators of impairment or whether there was any indication that an impairment loss may no longer exist or may have decreased in accordance with the Group’s accounting policy. As at 31 December 2017, the Company’s market capitalisation was lower than the net book value of the Company’s net assets, which is deemed to be an indicator of impairment as described by IAS 36. As a result, the Company believes that under the prescribed accounting guidance there was indication that an impairment may exist related to its development and production assets and performed an impairment analysis.  There was no indication of impairment or reversal of impairment related to its evaluation and expenditure assets.

The Company estimated the VIU of the development and production assets using the income approach (Level 3 on fair value hierarchy) based on the estimated discounted future cash flows from the assets.  The model took into account management’s best estimate for pricing and discount rates, as described below.  In addition, the Company considered comparable market transactions to corroborate the estimated fair values.

Future commodity price assumptions are based on the Group’s best estimates of future market prices with reference to bank price surveys, external market analysts’ forecasts, and forward curves.  Future prices ($/bbl) used for the 31 December 2017 VIU calculation were as follows:

					2023 and
2018	2019	2020	2021	2022	thereafter
$60.00	$62.50	$65.00	$67.50	$70.00	$75.00

The pre-tax discount rates that have been applied to the development and production assets were 9.0% and 20.0% for proved developed producing and proved undeveloped properties, respectively.

Management’s estimate of the recoverable amount using the VIU model as at 31 December 2017 exceeded the carrying cost of development and production and therefore no impairment was required.

Dimmit County Assets Held For Sale

In accordance with IFRS 5, assets held for sale are to be measured at the lower of FVLCS or the carrying value of the assets. To estimate FVLCS of the Dimmit County held for sale group at 31 December 2017, the Group utilized the income approach (Level 3 on fair value hierarchy) based on the estimated discounted future cash flows from the producing property and related exploration and evaluation assets.  The model took into account management’s best estimate for pricing (described above) and discount rates, as described below.  The Company is marketing the assets using internal personnel and therefore the cost of disposal is not expected to be material.

The post-tax discount rates that have been applied to the Dimmit County held for sale asset group were 9.0% and 20.0% for proved developed producing and proved undeveloped properties, respectively. Management’s estimate of post-tax discount rates may be adjusted in the future based on the impact of TCJA, however it is too early for the Company to assess the impact on market participant behavior and assumptions because the enactment occurred near year-end and there have been limited comparable transactions subsequent to enactment.  Based on recent comparable market transactions, the Company assigned no value to probable and possible reserves, consistent with the approach management believes a market participant would utlise.

In addition, the Company corroborated the results of its discounted cash flow model with a market approach valuation which took into account market multiples derived from comparable market transactions of similar assets.

The Company’s estimated that the FVLCS as at 31 December 2017 was $61 million, which resulted in impairment expense of $5.4 million.

Year-End 2016

At 31 December 2016, the Group reassessed the carrying amount of its non-current assets for indicators of impairment or whether there is any indication that an impairment loss may no longer exist or may have decreased in accordance with the Group’s accounting policy. The Company determined there was no indication of impairment or impairment reversal for its Eagle Ford assets. The Company determined that there was an indication of impairment for its Mississippian/Woodward and Cooper Basin assets.

Each of the Group’s development and production asset CGUs include all of its developed producing properties, shared infrastructure supporting its production and undeveloped acreage that the Group considers technically feasible and commercially viable.

Mississippian/Woodward assets

The Company actively marketed its Mississippian/Woodward assets in the second half of 2016. Based on the value of third-party bids and the execution of a purchase of sale agreement subsequent 31 December 2016, the Company determined that there was an indication of impairment of both its exploration and evaluation assets and development and production assets. The Company recorded an impairment expense of $4.6 million, which was equal to the difference between the carrying value and the estimated sale proceeds as at 31 December 2016, less selling costs.  The Company recognized an additional loss on the sale of $1.3 million in 2017.

Cooper Basin

The Company has not received operational information indicating that the recovery of the Company’s carrying costs in the Cooper Basin is likely. As such, the Company wrote the asset down to nil and recorded an impairment expense of $6.7 million during the year ended 31 December 2016.  The Company continued to incur and impair capital costs related to the Cooper Basin in 2017, totaling $0.2 million.

Recoverable amounts and resulting impairment expense recognized in conjunction with the Company’s impairment analysis as at 31 December 2017 and 2016 are presented in the table below.

		Recoverable
31 December 2017	Carrying costs	amount	Impairment (1)
Cash-generating unit	US$’000	US$’000	US$’000

Assets held for sale - Dimmit County	66,479	61,064	5,415

31 December 2016
Cash-generating unit (2)
Exploration and evaluation expenditures:
Mississippian/Woodford	1,183	—	1,183
Cooper Basin	6,688	—	6,688
Total exploration and evaluation	7,871	—	7,871
Development and production assets:
Mississippian/Woodford	21,693	18,309	3,384
Total development and production assets	21,693	18,309	3,384

(1)Total impairment expense for the year ended 31 December 2017 also included $0.2 million related to additional costs incurred at the Cooper Basin, which was fully impaired in 2016.

(2)Total impairment expense for the year ended 31 December 2016 was $11.3 million, which was net of an adjustment to 2015 impairment expense of $1.1 million related to a vendor discount for well completion services obtained subsequent to the filing of the Company’s 2015 Annual Report. Total impairment expense was $10.2 million.

Any further adverse changes in any of the key assumptions may result in future impairments.

NOTE 20 — PROPERTY AND EQUIPMENT

	2017	2016
Year ended 31 December	US$’000	US$’000
Property and equipment, at cost	3,628	3,146
Accumulated depreciation	(2,382)	(1,935)
Total Property and Equipment	1,246	1,211

a) Movements in carrying amounts:
Balance at the beginning of the period	1,211	1,382
Amounts capitalised during the period	659	355
Amounts disposed of during the period	(122)	(151)
Depreciation expense	(502)	(375)
Balance at end of period	1,246	1,211

NOTE 21 — TRADE AND OTHER PAYABLES AND ACCRUED EXPENSES

	2017	2016
Year ended 31 December	US$’000	US$’000
Oil and natural gas property and operating related	40,001	18,588
Administrative expenses, including salaries and wages	4,494	2,225
Accrued interest payable	3,057	2,761
Commodity derivative contract payables	550	—
Total trade, other payables and accrued expenses	48,102	23,574

NOTE 22 — PRODUCTION PREPAYMENT

On 31 July 2017, the Company entered into an agreement with Vitol Inc. (“Vitol”), the Company’s oil purchaser, to provide a revenue advance to the Company of $30 million to be repaid through delivery of the Company’s oil production through full repayment of the $30 million.  The advance bears interest at rate of 10% per annum.

The Company began repaying the advance in October 2017 at a rate of $20 per gross barrel produced by Sundance operated wells through 31 December 2017.  The rate of repayment increased to $25 per gross barrel beginning 1 January 2018 through full repayment.  Under the agreement, the Company’s oil production continues to be sold at the prevailing contract rates, with the Company retaining any differential between market and the aforementioned per barrel repayment amount.  If the Company has not fully repaid the liability by 31 March 2018, the repayment rate will increase to $40 per gross barrel produced.  The Company expects the repay the liability in full in April 2018 upon completion of the acquisition, equity raise and debt refinancing, described in more detail in Note 39.  This agreement provided near-term liquidity to the Company to complete its 2017 development plan.  As at 31 December 2017, the balance outstanding under the agreement was $18.2 million.

NOTE 23 — OTHER PROVISIONS

	2017	2016
Year ended 31 December	US$’000	US$’000
Balance at the beginning of the period (1)	6,025	—
New provisions	—	6,025
Changes in estimates	(747)	—
Settlements	(1,932)	—
Unwinding of discount	73	—
Reclassification from provisions to accrued liabilities	(103)	—
Balance at end of period (1)	3,316	6,025

(1)As at 31 December 2017 and 2016, $1.2 million and $2.8 were classified as current, respectively.

During 2016, the Company entered into an agreement with Schlumberger Limited (“Schlumberger”) to re‐fracture five Eagle Ford wells. Under the terms of the agreement, Schlumberger will be paid for the services, plus a premium (if applicable), from the incremental production generated by the re‐fractured wells above the forecasted base production prior to the re‐fracture work. The term of the agreement is five years, expiring in 2021. The estimate of the payout amount requires judgements regarding future production, pricing, operating costs and discount rates.

Also during 2016, the Company recognized a provision related to certain office space that was to no longer be used as a result of office space consolidation.  The office‐lease‐related costs represented the Company's estimate of future obligations under the operating leases, net of anticipated sublease income.  The Company entered into an agreement to sublease the office space in 2017 and at 31 December 2017, the liability was no longer considered a provision. The remaining liability was reclassified into accrued expenses on the consolidated statement of financial position.

NOTE 24 — CREDIT FACILITIES

	2017	2016
	US$000	US$000
Revolving Facility	67,000	66,750
Term Loan	125,000	125,000
Total Credit Facilities	192,000	191,750
Deferred financing fees, net of accumulated amortisation	(2,690)	(3,501)
Total credit facilities, net of deferred financing fees	189,310	188,249

On May 14, 2015, Sundance Energy Australia Limited and Sundance Energy, Inc. entered into a Credit Agreement (the “Credit Agreement”) with Morgan Stanley Energy Capital, Inc., as administrative agent (“Agent”) and the lenders from time to time party thereto, which provides for a $300 million senior secured revolving credit facility (the “Revolving Facility”) and a term loan of $125 million (the “Term Loan”). The Credit Agreement is secured by certain of the Company’s oil and gas properties.  The Revolving Facility is subject to a borrowing base, which is redetermined at least semi-annually. The borrowing base was reaffirmed at $67 million in the fourth quarter of 2017. The Revolving Facility has a five year term (matures in May 2020) and the Term Loan has a 5 ½ year term (matures in November 2020). If upon any downward adjustment of the borrowing base, the outstanding borrowings are in excess of the revised borrowing base, the Company may have to repay its indebtedness in excess of the borrowing base immediately, or in five monthly installments.

Interest on the Revolving Facility accrues at a rate equal to LIBOR, plus a margin ranging from 2% to 3% depending on the level of funds borrowed. Interest on the Term Loan accrues at a rate equal to the greater of (i) LIBOR, plus 7% or (ii) 8%.

The Company is required under our Credit Agreement to maintain the following financial ratios:

•a minimum current ratio, consisting of consolidated current assets including undrawn borrowing capacity to consolidated current liabilities, of not less than 1.0 to 1.0 as of the last day of any fiscal quarter;

•a maximum leverage ratio, consisting of consolidated Revolving Facility Debt to adjusted consolidated EBITDAX (as defined in the Credit Facility), of not greater than 4.0 to 1.0 as of the last day of any fiscal quarter;

•a minimum interest coverage ratio, consisting of EBITDAX to Consolidated Interest Expense (as defined in the Credit Facility), of not less than 2.0 to 1.0 as of the last day of any fiscal quarter; and

•An asset coverage ratio, consisting of PV9% to Total Debt (as defined in the Credit Facility), of not less than 1.50 to 1.0.

As at 31 December 2017, the Company was in compliance with all restrictive financial and other covenants under the Credit Agreement.

The Company expects to refinance its Credit Facilities in April 2018 upon completion of its acquisition and equity raise described in more detail in Note 39.

NOTE 25 — RESTORATION PROVISION

The restoration provision represents the Company’s best estimate of the present value of restoration costs relating to its oil and natural gas interests, which are expected to be incurred through 2047.  Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability.  The estimate of future removal costs requires management to make significant judgments regarding removal date or well lives, the extent of restoration activities required, discount and inflation rates. These estimates are reviewed regularly to take into account any material changes to the assumptions.  However, actual restoration costs will reflect market conditions at the relevant time.  Furthermore, the timing of restoration is likely to depend on when the fields cease to produce at economically viable rates.  This in turn will depend on future oil and natural gas prices, which are inherently uncertain.

	2017	2016
Year ended 31 December	US$’000	US$’000
Balance at the beginning of the period	7,072	3,088
New provisions	938	305
Changes in estimates	663	2,956
Disposals and settlements	(256)	(114)
New provisions assumed from acquisition	—	894
Unwinding of discount	214	140
Reclassification from liabilities related to assets held for sale	—	744
Reclassification to liabilities related to assets held for sale	(1,064)	(941)
Balance at end of period	7,567	7,072

NOTE 26 — DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities are attributable to the following:

	2017	2016
Year ended 31 December	US$’000	US$’000
Net deferred tax assets:
Share issuance costs	—	1,534
Net operating loss carried forward	—	2,636
Accrued interest	—	(2,756)
Derivatives	1,884	—
Development and production expenditure	—	1,269
Other	111
Total net deferred tax assets	1,995	2,683

Deferred tax liabilities:
Development and production expenditure	(25,971)	(10,654)
Offset by deferred tax assets with legally enforceable right of set-off:
Net operating loss carried forward	23,976	7,218
Credits	—	—
Accrued interest	—	3,436
Total net deferred tax liabilities	(1,995)	—

NOTE 27 — ISSUED CAPITAL

Total ordinary shares issued and outstanding at each period end are fully paid. All shares issued are authorized. Shares have no par value.

Number of Shares
a) Ordinary Shares
Total shares issued and outstanding at 31 December 2015	559,103,562
Shares issued during the year (1)	690,248,055
Total shares issued and outstanding at 31 December 2016	1,249,351,617
Shares issued during the year	3,897,911
Total shares issued and outstanding at 31 December 2017	1,253,249,528

(1)Includes 1.5 million shares held in escrow related to the Company’s acquisition of NSE. The shares are expected to be returned to the Company in satisfaction of certain unresolved due diligence defects during 2017.

Subsequent to 31 December 2017, the Company issued 1,0444,901,944 additional ordinary shares in connection with its $260 million equity raise, described in Note 39.  The Company expects to issue an additional 4,569.5 million ordinary shares in April 2018.

Ordinary shares participate in dividends and the proceeds on winding up of the Parent Company in proportion to the number of shares held. At shareholders’ meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

	2017	2016
Year ended 31 December	US$’000	US$’000
b) Issued Capital
Beginning of the period	373,585	308,429
Shares issued in connection with:
Share consideration paid in business combination	—	—
Shares issued in conjunction with private placement (1)	—	67,499
Total shares issued during the period	—	67,499
Cost of capital raising during the period, net of tax benefit	—	(2,343)
Derecognition of deferred tax asset (see note 7)	(821)	—
Closing balance at end of period	372,764	373,585

(1)In 2016 the Company completed a 3-tranche private placement of 685 million ordinary shares to professional and sophisticated investors for net proceeds of $64.2 million.  The Company also recognized a tax benefit on the cost of capital of $1.0 million.

c)           Restricted Share Units on Issue

Details of the restricted share units issued or issuable as at 31 December:

	2017	2016
Grant Date	No. of RSUs	No. of RSUs
15 April 2014	—	393,311
30 May 2014	—	167,997
28 May 2015	515,037	1,030,075
28 May 2015 (1)	1,545,113	1,545,113
24 June 2015	1,122,571	2,382,229
24 June 2015 (1)	2,267,879	2,267,879
1 August 2015	107,000	214,000
15 March 2016 (2)	6,824,951	6,824,950
27 May 2016 (2)	4,342,331	4,342,331
29 June 2016 (2)	1,633,763	3,614,316
15 August 2016 (2)	—	800,000
15 August 2016	—	200,000
3 January 2017	187,500	—
17 February 2017 (2)	6,627,667	—
25 May 2017 (2)	3,724,191	—
23 October 2017 (2)	745,000	—
23 October 2017	1,500,000	—
29 December 2017	2,660,358	—
Total RSUs outstanding	33,803,361	23,782,201

(1)RSU’s vest based on 3‑year TSR as compared to a designated peer group.  Subsequent to 31 December 2017, the 3-year TSR was measured and 1,081,579 and 1,587,516 shares were vested and 463,534 and 680,363 shares were forfeited related to the 28 May 2015 and 24 June 2015 grants, respectively.

(2)ATSR RSUs vest based on 3‑year total shareholder return.  These are described in more detail in the Remuneration Report on page 26.

d)           Capital Management

Management controls the capital of the Group in order to maintain an appropriate debt to equity ratio, provide the shareholders with adequate returns and ensure that the Group can fund its operations and continue as a going concern.

The Group’s debt and capital includes ordinary share capital and financial liabilities, supported by financial assets. Other than the covenants described in Note 24, the Group has no externally imposed capital requirements.

Management effectively manages the Group’s capital by assessing the Group’s financial risks and adjusting its capital structure in response to changes in these risks and in the market. These responses include the management of debt levels, distributions to shareholders and shareholder issues.

There have been no changes in the strategy adopted by management to control the capital of the Group since the prior period. The strategy is to ensure that any significant increases to the Group’s debt or equity through additional draws or raises have minimal impact to its gearing ratio. As at 31 December 2017 and 2016, the Company had $192 million outstanding debt.

NOTE 28 — RESERVES

a)           Share-Based Payments Reserve

The share-based payments reserve records items recognised as expenses on valuation of employee share options and restricted share units.

b)           Foreign Currency Translation Reserve

The foreign currency translation reserve records exchange differences arising on translation of the Parent Company.

NOTE 29 — CAPITAL AND OTHER EXPENDITURE COMMITMENTS

Capital commitments relating to tenements

As at 31 December 2017, all of the Company’s core exploration and evaluation and development and production assets are located in Texas. The Company has an interest in a non-core exploration and evaluation license located in Australia.

The mineral leases in the exploration prospects in the US have primary terms ranging from 3 years to 5 years and generally have no specific capital expenditure requirements. However, mineral leases that are not successfully drilled and included within a spacing unit for a producing well within the primary term will expire at the end of the primary term unless re-leased.

The Company is committed to fund exploratory drilling in the Cooper Basin (Australia) of up to approximately A$10.6 million through 2019, of which A$6.2 million (US$4.8 million) had been incurred as at 31 December 2017.

The following tables summarize the Group’s contractual commitments not provided for in the consolidated statements of financial position:

	Total	Less than		More than
As at 31 December 2017	US$’000	1 year	1 — 5 years	5 years
Cooper Basin capital commitments (1)	3,490	1,745	1,745	—
Operating lease commitments (2)	2,446	1,050	1,396	—
Employment commitments (3)	370	370	—	—
Total expenditure commitments	6,306	3,165	3,141	—

As at 31 December 2016	US$’000	Less than 1 year	1 — 5 years	More than 5 years
Cooper Basin capital commitments (1)	3,373	1,687	1,686	—
Drilling rig commitments (4)	1,085	1,085	—	—
Operating lease commitments (2)	4,123	1,353	2,267	503
Employment commitments (3)	740	370	370	—
Total expenditure commitments	9,321	4,495	4,323	503

(1)The Company has a commitment to fund capital expenditures at the Cooper Basin of up to approximately A$10.6 million through 2019, of which A$6.2 million and A$5.9 million had been paid or accrued to date as at 31 December 31, 2017 and 2016, respectively.  The remaining commitment amounts in table are shown in USD translated at year-end.  Timing of commitment may vary.

(2)Represents commitments for minimum lease payments in relation to non-cancellable operating leases for office space, net of sublease rental income, compressor equipment and the Company’s amine treatment facility not provided for in the consolidated financial statements.

(3)Represents commitments for the payment of salaries and other remuneration under long-term employment and consultant contracts not provided for in the consolidated financial statements. Details relating to the employment contracts are set out in the Company’s Remuneration Report.

(4)As at 31 December 2016 the Company had one drilling rig contracted to drill seven wells during 2017.  The amount represents minimum expenditure commitments should the Company elect to terminate this contract prior to term.

NOTE 30 — CONTINGENT ASSETS AND LIABILITIES

The Company is involved in various legal proceedings in the ordinary course of business.  The Company recognizes a contingent liability when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.  While the outcome of these lawsuits and claims cannot be predicted with certainty, it is the opinion of the Company’s management that as of the date of this report, it is not probable that these claims and litigation involving the Company will have a material adverse impact on the Company.  Accordingly, no material amounts for loss contingencies associated with litigation, claims or assessments have been accrued at December 31, 2017.  At the date of signing this report, the Group is not aware of any other contingent assets or liabilities that should be recognized or disclosed in accordance with AASB 137/IAS 37 — Provisions, Contingent Liabilities and Contingent Assets.

NOTE 31 — OPERATING SEGMENTS

The Company’s strategic focus is the exploration, development and production of large, repeatable onshore resource plays in North America. All of the basins and/or formations in which the Company operates in North America have common operational characteristics, challenges and economic characteristics. As such, Management has determined, based upon the reports reviewed and used to make strategic decisions by the Chief Operating Decision Maker (“CODM”), whom is the Company’s Managing Director and Chief Executive Officer, that the Company has one reportable segment being oil and natural gas exploration and production in North America. For the years ended 31 December 2017 and 2016, all statement of profit or loss and other comprehensive income activity was attributed to its reportable segment with the exception of $0.2 million and $6.7 million of pre-tax impairment expense, which related to the impairment of its Cooper Basin assets in Australia, respectively.

Geographic Information

The operations of the Group are located in two geographic locations, North America and Australia. The Company’s Australian assets (Cooper Basin) were acquired in 2015 from NSE and the Company intends to sell these assets as they fall outside the Company’s strategic focus. All revenue is generated from sales to customers located in North America. As at 31 December 2017 and 2016, the carrying value of the assets held in Australia was nil.

Revenue from two major customers exceeded 10 percent of Group consolidated revenue for the year ended 31 December 2017 and accounted for 50 and 34 percent, respectively (2016: two major customers accounted for 69 and 12 percent, respectively) of our consolidated oil, natural gas and NGL revenues.

NOTE 32 — CASH FLOW INFORMATION

	2017	2016
Year ended 31 December	US$’000	US$’000
a) Reconciliation of cash flows from operations with income from ordinary activities after income tax
Loss from ordinary activities after income tax	(22,435)	(45,694)
Adjustments to reconcile net profit to net operating cash flows:
Depreciation and amortisation expense	58,361	48,147
Share-based compensation	2,076	2,524
Unrealised losses on derivatives	1,224	21,433
Net loss on sale of non-current assets	1,461	—
Impairment of development and production assets	5,583	10,203
Unsuccessful exploration and evaluation expense	—	30
Add: Interest expense and financing costs (disclosed in investing and financing activities)	12,676	12,219
Recognition (derecognition) of deferred tax assets on items directly within equity	(821)	986
Less: Gain from escrow settlement, insurance proceeds and litigation settlements (disclosed in investing activities)	(2,200)	(3,603)
Less: Loss on foreign currency derivative (disclosed in financing activities)	—	390
Other	541	21
Changes in assets and liabilities:
- Decrease (increase) in current and deferred income tax	2,888	(826)
- Decrease (increase) in other current assets	72	(511)
- Decrease in trade and other receivables	5,241	2,009
- Increase (decrease) in trade and other payables	9,633	(5,080)
- Decrease in tax receivable	476	412
Net cash provided by operating activities	74,776	42,660

b)Supplemental cash flow information

The Company had non-cash additions to oil and natural gas properties of $27,726 and $13,161 included in current liabilities at 31 December 2017 and 2016, respectively.

NOTE 33 — SHARE-BASED PAYMENTS

The Company recognized share-based compensation expense of $1.9 million and $2.7 million for the years ended 31 December 2017 and 2016, respectively, comprised of RSUs (equity-settled) and deferred cash awards (cash-settled).

Restricted Share Units

During the years ended 31 December 2017 and 2016, the Board of Directors awarded 15,757,216 and 16,992,192 RSUs, respectively, to certain employees (of which 3,724,191 and 5,113,281, respectively, granted to the Company’s Managing Director were approved by shareholders). These awards were made in accordance with the long-term equity component of the Company’s incentive compensation plan, the details of which are described in more detail in the Remuneration Report of the Directors’ Report. The fair value calculation methodology is described in Note 1. RSU expense totaled $2.1 million and $2.5 million for the years ended 31 December 2017 and 2016, respectively. This information is summarised for the Group for the years ended 31 December 2017 and 2016 below:

		Weighted Average Fair
	Number	Value at Measurement
	of RSUs	Date A$
Outstanding at 31 December 2015	12,434,338	0.55
Issued or Issuable (1)	18,267,192	0.18
Converted to ordinary shares	(5,501,538)	0.54
Forfeited	(1,417,792)	0.59
Outstanding at 31 December 2016	23,782,200	0.34
Issued or Issuable	15,757,216	0.09
Converted to ordinary shares	(3,897,911)	0.43
Forfeited	(1,838,144)	0.15
Outstanding at 31 December 2017	33,803,361	0.22

(1)Includes 1,275,000 of RSUs formally issued on the ASX in 2016 in conjunction with a 2015 option conversion.

The following tables summarise the RSUs issued and their related grant date, fair value and vesting conditions:

RSUs awarded during the year ended 31 December 2017:

		Fair Value at
		Measurement Date
Grant Date	Number of RSUs	(Per RSU in US$)	Vesting Conditions
3 January 2017	250,000	$0.22	25% after 90 days; then 25% on 3 January 2018, 2019 and 2020
9 January 2017	250,000	$0.24	25% after 90 days; then 25% on 9 January 2018, 2019 and 2020
2 February 2017	6,627,667	$0.12	0% - 150% based on 3 year ATSR
25 May 2017	3,724,191	$0.05	0% - 150% based on 3 year ATSR
23 October 2017	745,000	$0.03	0% - 150% based on 3 year ATSR
23 October 2017	1,500,000	$0.05	25% after 90 days; then 25% on 23 October 2018, 2019 and 2020
29 December 2017	2,660,358	$0.07	33 % on 31 January 2018, 2019 and 2020
	15,757,216

RSUs awarded during the year ended 31 December 2016:

		Fair Value at
		Measurement Date
Grant Date	Number of RSUs	(Per RSU in US$)	Vesting Conditions
15 March 2016	6,824,950	$0.15	0% - 133% based on 3 year ATSR
27 May 2016	4,342,331	$0.10	0% - 133% based on 3 year ATSR
27 May 2016	770,950	$0.12	100 % vested immediately
29 June 2016	3,853,961	$0.08	33 % on 1 January 2017, 2018 and 2019
15 August 2016	400,000	$0.11	50 % on 13 November 2016 and 50% on 11 February 2017
15 August 2016	800,000	$0.11	0% - 133% based on 3 year ATSR
	16,992,192

Upon vesting, and after a certain administrative period, the RSUs are converted to ordinary shares of the Company. Once converted to ordinary shares, the RSUs are no longer restricted. For the years ended 31 December 2017 and 2016  the weighted average price of the RSUs at the date of conversion was A$0.19 and  A$0.11 per share, respectively.

At 31 December 2017, the weighted average remaining contractual life of the RSUs was 1.4 years.

Deferred Cash Awards

During the years ended 31 December 2017 and 2016, the Board of Directors awarded $2.0 million and $2.1 million of deferred cash awards to certain employees.  Under the deferred cash plan, awards may vest between 0%‑300%, earned through appreciation in the price of Sundance’s ordinary shares over a one to three year period.  The details of the award is described in more detail in the Remuneration Report of the Directors’ Report and the fair value calculation methodology is described in Note 1. The Company recorded income of $(0.2) million and expense of $0.2 million for the years ended 31 December 2017 and 2016, respectively.  The estimated weighted average fair value of each one dollar unit of deferred cash awards as at 31 December 2017 was $0.03, resulting in a total liability of $16 thousands.

Amount
of Deferred
Cash Awards
Outstanding at 31 December 2015	—
Granted	2,079,879
Vested and paid in cash	—
Forfeited	(31,681)
Outstanding at 31 December 2016	2,048,198
Granted	1,998,675
Vested and paid in cash	—
Forfeited	(1,744,228)
Outstanding at 31 December 2017	2,302,645

NOTE 34— RELATED PARTY TRANSACTIONS

There were no material related party transactions for the years ended 31 December 2017 and 2016.

NOTE 35 — FINANCIAL RISK MANAGEMENT

a)           Financial Risk Management Policies

The Group is exposed to a variety of financial market risks including interest rate, commodity prices, foreign exchange and liquidity risk. The Group’s risk management strategy focuses on the volatility of commodity markets and protecting cash flow in the event of declines in commodity pricing. The Group has historically used derivative financial instruments to hedge exposure to fluctuations in commodity prices, and at times, interest rates and foreign currency transactions.  The Group’s financial instruments consist mainly of deposits with banks, accounts receivable, derivative financial instruments, credit facility, and payables. The main purpose of non-derivative financial instruments is to providing funding for the Group operations.

i)       Treasury Risk Management

Financial risk management is carried out by Management. The Board sets financial risk management policies and procedures by which Management are to adhere. Management identifies and evaluates all financial risks and enters into financial risk instruments to mitigate these risk exposures in accordance with the policies and procedures outlined by the Board.

ii)      Financial Risk Exposure and Management

The Group’s interest rate risk arises from its borrowings. Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term debt obligations with floating interest rates.

iii)     Commodity Price Risk Exposure and Management

The Board actively reviews oil and natural gas hedging on a monthly basis. Reports providing detailed analysis of the Group’s hedging activity are continually monitored against Group policy. The Group sells its oil on market using NYMEX West Texas Intermediary (“WTI”) and Louisiana Light Sweet (“LLS”) market spot rates reduced for basis differentials in the basins from which the Company produces. Gas is sold using Henry Hub (“HH”) and Houston Ship Channel (“HSC”) market spot prices. Forward contracts are used by the Group to manage its forward commodity price risk exposure. The Group’s policy is to hedge at least 50% of its proved developed reserves through 2019 and for a rolling 36 month period thereafter, as required by its Credit Agreement. The Group has not elected to utilise hedge accounting treatment and changes in fair value are recognised in the statement of profit or loss and other comprehensive income.

A summary of the Company’s outstanding derivative positions as at 31 December 2017 is below:

Oil Derivatives (WTI/LLS)		Weighted Average (1)
Year	Units (Bbls)	Floor	Ceiling
2018	891,000	$50.40	$56.86
2019	828,000	$50.56	$53.49
2020	108,000	$47.05	$52.50
Total	1,827,000	$50.28	$55.07

Gas Derivatives (HH/HSC)		Weighted Average (1)
Year	Units (Mcf)	Floor	Ceiling
2018	2,106,000	$2.92	$3.24
2019	1,212,000	$2.78	$3.47
2020	216,000	$2.54	$2.93
Total	3,534,000	$2.85	$3.30

(2)The Company’s outstanding derivative positions include swaps totaling 1,089,000 Bbls and 1,350,000 Mcf, which are included in both the weighted average floor and ceiling value.

b)           Net Fair Value of Financial Assets and Liabilities

The net fair value of cash and cash equivalent and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximate their carrying value.

The net fair value of other monetary financial assets and financial liabilities is based on discounting future cash flows by the current interest rates for assets and liabilities with similar risk profiles. Other than the Term Loan, the balances are not materially different from those disclosed in the consolidated statement of financial position of the Group.

c)           Credit Risk

Credit risk for the Group arises from investments in cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers and joint-interest partners including outstanding receivables and committed transactions, and represents the potential financial loss if counterparties fail to perform as contracted. The Group trades only with recognised, creditworthy third parties.

The maximum exposure to credit risk, excluding the value of any collateral or other security, is the carrying amount, net of any impairment of those assets, as disclosed in the balance sheet and notes to the financial statements. Receivable balances are monitored on an ongoing basis at the individual customer level.

At 31 December 2017, the Group had three customers that owed the Group approximately $1.0 million, $0.8 million and $0.6 million which accounted for approximately 39%, 29% and 22% of total accrued revenue receivables, respectively.  In the event that the customer to the Company’s largest outstanding receivable defaults, the Company could draw upon a letter of credit in place for the Company’s benefit. For joint interest billing receivables, if payment is not made, the Group can withhold future payments of revenue, as such, there is minimal to no credit risk associated with these receivables.

d)           Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities as they become due, without incurring unacceptable losses or risking damage to the Group’s reputation. The Group manages liquidity risk by maintaining adequate reserves and banking facilities by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. Financial liabilities are at contractual value, except for provisions, which are estimated at each period end.

The Company has the following commitments related to its financial liabilities (US$’000):

		Less than		More than
Year ended 31 December 2017	Total	1 year	1 — 5 years	5 years
Trade and other payables	9,051	9,051	—	—
Accrued expenses	39,051	39,051	—	—
Production prepayment	18,194	18,194	—	—
Provisions	3,316	1,158	2,158	—
Credit facilities payments, including interest (1)	225,933	13,674	212,259	—
Total	295,545	81,128	214,417	—

		Less than		More than
Year ended 31 December 2016	Total	1 year	1 — 5 years	5 years
Trade and other payables	3,579	3,579	—	—
Accrued expenses	19,995	19,995	—	—
Provisions	6,025	2,726	3,299	—
Credit facilities payments, including interest (1)	235,441	12,606	222,835	—
Total	265,040	38,906	226,134	—

(1)Assumes credit facilities are held to maturity.

e)           Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: commodity price risk, interest rate risk and foreign currency risk. Financial instruments affected by market risk include loans and borrowings, deposits, trade receivables, trade payables, accrued liabilities and derivative financial instruments.

Commodity Price Risk

The Group is exposed to the risk of fluctuations in prevailing market commodity prices on the mix of oil, natural gas and NGL products it produces.

Commodity Price Risk Sensitivity Analysis

The table below summarises the impact on profit before tax for changes in commodity prices on the fair value of derivative financial instruments. The impact on equity is the same as the impact on profit before tax as these derivative financial instruments have not been designated as hedges and are and therefore adjusted to fair value through profit and loss. The analysis assumes that the crude oil and natural gas price moves $10 per barrel and $0.50 per mcf, with all other variables remaining constant, respectively.

	2017	2016
Year ended 31 December	US$’000	US$’000
Effect on profit before tax
Increase / (Decrease)
Oil
- improvement in US$ oil price of $10 per barrel	(14,287)	(12,813)
- decline in US$ oil price of $10 per barrel	15,961	16,233
Gas
- improvement in US$ gas price of $0.50 per mcf	(1,254)	(1,423)
- decline in US$ gas price of $0.50 per mcf	1,504	1,306

Interest Rate Risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term debt obligations with floating interest rates.

Interest Rate Sensitivity Analysis

Based on the net debt position as at 31 December 2017 and 2016 with all other variables remaining constant, the following table represents the effect on income as a result of changes in the interest rate. The impact on equity is the same as the impact on profit (loss) before income tax.

	2017	2016
Year ended 31 December	US$’000	US$’000
Effect on profit before tax Increase / (Decrease)
- increase in interest rates + 2%	(3,663)	(3,357)
- decrease in interest rates - 2%	1,177	396

This assumes that the change in interest rates is effective from the beginning of the financial year and the net debt position and fixed/floating mix is constant over the year. However, interest rates and the debt profile of the Group are unlikely to remain constant and therefore the above sensitivity amounts are subject to change.

NOTE 36 — SUBSIDIARIES

The Company’s significant subsidiaries as at 31 December 2017 are as follows:

Name of Entity	Place of Incorporation	Percentage Owned
Sundance Energy Inc.	Colorado	100
Sundance Energy Oklahoma, LLC	Delaware	100
SEA Eagle Ford, LLC	Texas	100
Armadillo Eagle Ford Holdings, Inc.(1)	Delaware	100
Armadillo E&P, Inc.	Delaware	100
NSE PEL570 LTD	Australia	100

(1)Entity was dissolved subsequent to 31 December 2017.

NOTE 37 — PARENT COMPANY INFORMATION

The Company has prepared Parent Company only financial statements under the cost method of accounting for statutory purposes in Australia. The Parent Company financial information has been prepared on the same basis, using the same accounting policies as the consolidated financial statements.

a)           Cost Basis

	2017	2016
As at 31 December	US$’000	US$’000
Parent Entity
Assets
Current assets	651	11,103
Investment in subsidiaries	65,471	61,946
Deferred tax assets	—	2,683
Related party note receivable	112,481	122,174
Total assets	178,603	197,906
Liabilities
Current liabilities	1,252	83
Total liabilities	1,252	83
Total net assets	177,351	197,823
Equity
Issued capital	372,764	373,585
Share-based payments reserve	386	386
Foreign currency translation reserve	(34,321)	(52,948)
Accumulated deficit	(161,478)	(123,200)
Total equity	177,351	197,823

	2017	2016
Year ended 31 December	US$’000	US$’000
Financial Performance
Loss for the period before equity in income of subsidiaries	(38,278)	(33,009)
Other comprehensive income (loss)	18,627	(4,733)
Total loss and other comprehensive income	(19,651)	(37,742)

NOTE 38 — DEED OF CROSS GUARANTEE

The Australian Securities Investments Commission Class Order 98/1418 is designed to provide relief to wholly-owned entities from preparing and lodging audited financial reports in Australia. As a condition of the Class Order, SEAL and Armadillo Petroleum Limited (“APL”) and collectively (“the Closed Group”) have entered into a Deed of Cross Guarantee (“Deed”). The effect of the Deed is that SEAL has guaranteed to pay any deficiency in the event of the winding up of APL under certain provision of the Corporations Act 2001. APL has also given a similar guarantee in the event that SEAL is wound up.

Set out below is a consolidated statement of profit or loss and other comprehensive income and retained earnings of the Closed Group:

	2017	2016
Year ended 31 December	US$’000	US$’000
Loss before income tax	(35,608)	(38,383)
Income tax expense	(2,814)	(1,316)

Loss attributable to members of SEAL	(38,422)	(39,699)
Total comprehensive loss attributable to members of SEAL	(20,169)	(44,440)

Accumulated deficit at 1 January	(131,979)	(92,284)
Accumulated deficit at 31 December	(170,401)	(131,979)

Set out below is a condensed consolidated statement of financial position of the Closed Group:

	2017	2016
Year ended 31 December	US$’000	US$’000
Current assets
Cash and cash equivalents	86	10,756
Other current assets	564	346
Total current assets	650	11,102

Non-current assets
Exploration and evaluation expenditure	44	40
Related party note receivable	112,481	122,174
Deferred tax assets	—	2,683
Investment in subsidiaries	59,512	56,090
Total non-current assets	172,037	180,987

Total assets	172,687	192,089

Current liabilities
Trade and other payables	10	13
Accrued expenses	4,621	3,031
Total current liabilities	4,631	3,044

Total liabilities	4,631	3,044

Net assets	168,056	189,045

Equity
Issued capital	372,764	373,585
Share-based payments reserve	386	386
Foreign currency translation reserve	(34,693)	(52,947)
Accumulated deficit	(170,401)	(131,979)
Total equity	168,056	189,045

NOTE 39 — EVENTS AFTER THE BALANCE SHEET DATE

On 9 March 2018, the Company’s wholly owned subsidiary Sundance Energy, Inc. entered into a Purchase and Sale Agreement with Pioneer Natural Resources USA, Inc., Reliance Industries and Newpek, LLC (collectively the “Sellers”) to acquire approximately 21,900 net acres in the Eagle Ford oil, volatile oil, and condensate windows in McMullen, Live Oak, Atascosa and La Salle counties, Texas for a cash purchase price of $221.5 million.  In March, the Company paid a non-refundable $48.0 million deposit and is required to pay a second non-refundable deposit of $25.0 million by 12 April 2018, with the remaining $148.5 million due at the target closing date of 23 April 2018.

To finance the acquisition, the Company launched a $260.0 million capital raise comprised of a fully underwritten Entitlement Offer of $58.0 million and a committed two-tranche placement of $202.0 million, including a $184.8 million Conditional Placement that is subject to shareholder approval at an Extraordinary General Meeting scheduled for 19 April 2018.  As at the date of approval of these financial statements, the Company is confident that the required shareholder approval will be obtained and that the proposed capital raise will be successfully completed to enable the acquisition to close.  The remaining Entitlement Offer proceeds are expected to be used to fund the second deposit, with the balance of the capital raise used to close the acquisition.

Contemporaneous with the acquisition closing, the Company expects to refinance its Credit Facilities.  The Company has signed term sheets with Morgan Stanley and Natixis to refinance its debt facilities with a $250 million syndicated second lien term loan and a syndicated revolver with initial availability expected to be $87.5 million (with a $250.0 million face), respectively.  The proceeds of the refinanced debt facilities will be used to retire the Company’s existing Credit Facilities of $192.0 million and the remaining outstanding production prepayment, which as at the date of this report, had an outstanding balance of $11.8 million. As at the date of approval of these financial statements, the Company is confident that the proposed refinance will be successfully completed contemporaneously with the closure of the acquisition.

Directors’ Declaration

The Directors of the Group declare that:

1     the Financial Statements and Notes as set out on pages 46-91 are in accordance with the Corporations Act 2001 and:

a)    comply with Australian Accounting Standards and the Corporations Regulations 2001 and International Financial Reporting Standards as disclosed in Note 1; and

b)    give a true and fair view of the consolidated entity’s financial position as at 31 December 2016 and of the performance for the financial year ended on that date;

2     the Chief Executive Officer and Chief Financial Officer have declared that:

a)    the financial records of the Group for the year ended have been properly maintained in accordance with section 286 of the Corporations Act 2001;

b)    the financial statements and notes for the financial period comply with the Accounting Standards; and

c)    the financial statements and notes give a true and fair view;

3     in the Directors’ opinion there are reasonable grounds to believe that the Group will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Michael Hannell

Chairman

Adelaide

Dated this 29st day of March 2018

Deloitte Touche Tohmatsu

A.C.N. 74 490 121 060

Grosvenor Place

225 George Street

Sydney NSW 2000

PO Box N250 Grosvenor Place

Sydney NSW 1217 Australia

DX 10307SSE

Tel:  +61 (0) 2 9322 7000

Fax:  +61 (0) 2 9322 7001

www.deloitte.com.au

Independent Auditor’s Report

to the members of

Sundance Energy Australia Limited

Report on the Audit of the Financial Report

Opinion

We have audited the financial report of Sundance Energy Australia Limited (the “Company”) and its subsidiaries (the “Group”), which comprises the consolidated statement of financial position as at 31 December 2017, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of cash flows and the consolidated statement of changes in equity for the year then ended, and notes to the financial statements, including a summary of significant accounting policies, and the directors’ declaration.

In our opinion, the accompanying financial report of the Group, is in accordance with the Corporations Act 2001, including:

(i)        giving a true and fair view of the Group’s financial position as at 31 December 2017 and of its financial performance for the year then ended; and

(ii)       complying with Australian Accounting Standards and the Corporations Regulations 2001.

Basis for Opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of the Company, would be in the same terms if given to the directors as at the time of this auditor’s report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Liability limited by a scheme approved under Professional Standards Legislation.

Member of Deloitte Touche Tohmatsu Limited

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements for the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

7
Key Audit Matter	How the scope of our audit responded to the Key Audit Matter

Equity raising - Eagle Ford basin acquisition

As disclosed in Note 39 on 15 March 2018, the Company announced its intention to acquire a number of producing and non-producing Oil and Gas properties located in the Eagle Ford basin for a total consideration of US$221.5 million. The acquisition will be financed by an equity raising of US$260.0 million.

The requirement of the Company to obtain shareholder approval at the Extraordinary General Meeting (“EGM”) on 19 April 2018 in order for the equity raising and the contemporaneous refinancing of its credit facilities to proceed gives rise to some uncertainty as to whether the acquisition of the assets can be completed.  The equity raising and the contemporaneous refinancing of credit facilities will provide sufficient funding to complete the acquisition and provide additional liquidity to the Group.

Management’s cash flow forecasts have been prepared on the assumption that the equity raising, the contemporaneous refinancing of credit facilities and the acquisition will complete in accordance with the timeframes included in the announcement of 15 March 2018.

Our audit procedures included, but were not limited to:

•     challenging management’s cash flow forecast, evidencing that the Group will have sufficient liquidity to meet its liabilities and obligations as they fall due,

•     understanding the nature of the funds to be received as part of the equity raising and the contemporaneous refinancing of credit facilities by reading the transaction investor presentation and supporting agreements,

•     assessing the value of equity raised prior to the date of this report pursuant to the initial placement,

•     assessing the value of equity to be raised pursuant to the fully underwritten accelerated non-renounceable entitlement offer (“ANREO”) that is in progress at the date of this report,

•     assessing the value of equity that has been committed to be raised, subject to shareholder approval being obtained at the EGM on 19 April 2018, including testing commitments of investors received prior to approval of the financial statements for the conditional placement on a sample basis,

•     assessing the likelihood of shareholder approval being obtained for the conditional placement at the EGM on 19 April 2018, including:

understanding the economic incentives and disincentives of voting shareholders, and assessing management’s assertion that there exists at the date of this report sufficient evidence that the ordinary resolution at the EGM will be carried.

reviewing the signed term sheets relating to the refinancing of credit facilities and assessing the Company’s ability to refinance its credit facilities in accordance with its expectations.

We also assessed the appropriateness of the disclosures in Note 39 to the financial statements.

Key Audit Matter	How the scope of our audit responded to the Key Audit Matter

Classification and carrying value of assets held for sale

Dimmit County development and production and exploration and evaluation net assets of $60.0 million have been classified as assets held for sale as disclosed in Note 14.

Pursuant to the Company’s debt agreement with Morgan Stanley, the Company is required to maintain a minimum current ratio, consisting of consolidated current assets (including undrawn borrowing capacity) to consolidated current liabilities, of not less than 1.0 to 1.0 as of the last day of any fiscal quarter. The inclusion of the Dimmit County assets as current assets held for sale is integral to the ability of the Company to remain in compliance with this debt covenant.

The classification of assets held for sale requires management to exercise significant judgement including whether:

•     the assets are available for immediate sale in their present condition,

•     the sale has been determined to be highly probable,

•     the Entity is committed to the sale, and

•     no events or circumstances were identified that may extend the period to complete the sale beyond one year.

The measurement of assets held for sale requires management to exercise significant judgement including:

•     oil and gas reserve volumes,

•     oil and gas price assumptions, and

•     discount rate applied.

Our audit procedures included, but were not limited to:

•     obtaining an understanding of key controls associated with the classification and measurement of Dimmit County assets as assets held for sale;

•     assessing management’s classification of the Dimmit County assets as being held for sale as required by the relevant accounting standards,

•     evaluating management’s methodologies and their documented basis for key assumptions used in the determination of fair value less costs to sell;

•     engaging our valuation experts to assess and challenge:

o     the key oil and gas price assumptions by benchmarking to external industry market data,

o     the discount rate applied by benchmarking against rates observable in the market, and

o     external industry market comparable data for similar asset sales in the same basin,

•     testing on a sample basis the mathematical accuracy of the cash flow models.

We also assessed the appropriateness of the disclosures in Note 14 to the financial statements.

Key Audit Matter	How the scope of our audit responded to the Key Audit Matter

Consideration of impairment indicators for exploration and evaluation assets

As at 31 December 2017 the carrying value of exploration and evaluation assets amounts to $35.0 million as disclosed in Note 18.

The assessment of the carrying value of exploration and evaluation assets requires management to exercise significant judgement including:

•     the Group’s intention to proceed with a future work programme for a licence,

•     the right of tenure,

•     the likelihood of licence renewal or extension,

•     the success of exploration and appraisal activities completed to date including drilling and geological, geophysical analysis, and

•     whether the facts and circumstances indicate that the exploration and evaluation assets should be tested for impairment.

Our audit procedures included, but were not limited to:

•     obtaining an understanding of key controls associated with the identification of indicators of impairment for exploration and evaluation assets,

•     assessing whether the rights to tenure for each area of interest remained current at balance date,

•     attending meetings with key operational and finance personnel to obtain an understanding for each area of interest of the exploration and appraisal activity undertaken during the year and the results of that activity,

•     obtaining and challenging management’s cash flow forecast evidencing the ongoing exploration and appraisal activity, including the future intention for each area of interest, by reference to the allocation of future budgeted expenditure, and

•     assessing the Group’s analysis for assessing impairment indicators of the exploration and evaluation assets.

We also assessed the appropriateness of the disclosures in Note 18 to the financial statements.

Key Audit Matter	How the scope of our audit responded to the Key Audit Matter

Carrying amount of development and production assets

As at 31 December 2017 the carrying value of development and production assets amounts to $338.8 million as disclosed in Note 17.

The assessment of the carrying value of development and production assets requires management to exercise significant judgement in identifying indicators of impairment and if applicable the consequent determination of recoverable amount.  Significant judgements and estimates include:

•     identification of cash generating units,

•     oil and gas reserve volumes,

•     oil and gas price assumptions, and

•     discount rate applied.

Our audit procedures included, but were not limited to:

•     obtaining an understanding of key controls associated with the identification of indicators of impairment and preparation of the valuation models used to assess the recoverable amount,

•     assessing the identification of cash generating units for reasonableness, including the allocation of development and production assets and the associated allocation of cash flows for the purposes of assessing the recoverable amount of the cash generating units,

•     critically evaluating management’s methodologies and their documented basis for key assumptions used in the valuation models,

•     engaging our valuation experts to assess and challenge:

o     the key oil and gas price assumptions applied by benchmarking to external industry market data, and

o     the discount rate applied by benchmarking against rates observable in the market.

•     evaluating estimates of future cash flows for reasonableness in light of future price and cost assumptions,

•     challenging management’s process for developing its oil and gas reserves estimates by reading reserve reports obtained from management’s external reservoir engineer,

•     testing on a sample basis the mathematical accuracy of the cash flow models, and

•     assessing management’s consideration of the sensitivity in key assumptions that either individually or collectively would be required for development and production assets to be impaired, and considered the likelihood of such a movement in those key assumptions arising.

We also assessed the appropriateness of the disclosures in Note 17 to the financial statements.

Other Information

The directors are responsible for the other information. The other information comprises the information included in the Group’s annual report for the year ended 31 December 2017, but does not include the financial report and our auditor’s report thereon.

Our opinion on the financial report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Directors for the Financial Report

The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the financial report, the directors are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor’s Responsibilities for the Audit of the Financial Report

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial statements.

As part of an audit in accordance with the Australian Auditing Standards, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•     Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•     Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•     Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•     Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•     Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•     Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the financial report. We are responsible for the direction, supervision and performance of the Group’s audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on the Remuneration Report

Opinion on the Remuneration Report

We have audited the Remuneration Report included in

s 19 to 33 of the Directors’ Report for the year ended 31 December 2017.

In our opinion, the Remuneration Report of Sundance Energy Australia Limited for the year ended 31 December 2017, has been prepared in accordance with section 300A of the Corporations Act 2001.

Responsibilities

The directors of the Company have presented the Remuneration Report which has been prepared in accordance with the requirements of section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

DELOITTE TOUCHE TOHMATSU

Jason Thorne

Partner

Chartered Accountants

Sydney, 29 March 2018

Additional Information compiled as at 14 March 2018*

Shareholding

Substantial Shareholders

The names of the substantial shareholders in the Company, the number of equity securities to which each substantial shareholder and substantial holder’s associates have a relevant interest, as disclosed in substantial holding notices given to the Company:

Name	No. of Ordinary Shares	%
GAFFWICK PTY LTD	140,769,646	11.93
JAMES TAYLOR	64,804,045	5.19
ADVISORY RESEARCH, INC.	56,024,156	10.02

Distribution of Equity Securities

Size of Holding

Range	Total Holders	Units	% Issued Capital	Unlisted RSUs
1-1,000	604	227,691	0.02	-
1,001-5,000	881	2,688,220	0.21	3
5,001-10,000	655	5,313,405	0.42	7
10,001-100,000	1,776	75,177,999	6.00	36
100,001-9,999,999	820	1,169,842,213	93.35	25
Total	4,736	1,253,249,528	100.00	71

There are 1,667 shareholders with less than a marketable parcel of shares.

Voting Rights

Fully paid ordinary shares

At meetings of members or classes of members:

a)    Each member entitled to vote may vote in person or by proxy, attorney or representative;

b)    on a show of hands, every person present who is a member or proxy, attorney or representative of a member has one vote; and,

c)    on a poll, every person present who is a member or a proxy, attorney or representative of a member has:

i)     for each fully paid share held by him, or in respect of which he is appointed a proxy, attorney or representative, one vote for the share; and,

ii)    for each partly paid share, only the fraction of one vote which the amount paid (not credited) on the share bears to the total amounts paid and payable on the share (excluding amounts credited) subject to any rights or restrictions attached to any shares or class or classes of shares.

Unvested RSUs

No voting rights.

Additional Information continued

Twenty largest holders of fully paid Ordinary Shares (as reported by the Share Registrar)

Rank	Name	Units		% Issued Capital
1	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED		516,600,608	41.22
2	J P MORGAN NOMINEES AUSTRALIA LIMITED		60,706,296	4.84
3	CITICORP NOMINEES PTY LIMITED		47,095,008	3.76
4	WILLIAM TAYLOR NOMINEES PTY LTD		34,771,954	2.77
5	UBS NOMINEES PTY LTD		30,000,000	2.39
6	FINANCIAL MARKET INFRASTRUCTURE FUND PTY LTD		25,120,000	2.00
7	ILWELLA PTY LTD		23,698,075	1.89
8	PROVIDENT MINERALS PTE LTD		15,216,647	1.21
9	MR JAMES DAVID TAYLOR		14,081,614	1.12
10	NATIONAL NOMINEES LIMITED		12,449,936	0.99
11	MR JAMES TAYLOR + MS MARION TAYLOR <ITS MANAGEMENT S/F A/C>		12,163,155	0.97
12	BNP PARIBAS NOMS PTY LTD <DRP>		10,499,026	0.84
13	HEMDIN PTY LIMITED		10,300,000	0.82
14	BAINPRO NOMINEES PTY LIMITED		7,679,851	0.61
15	MR BILL ELIOPOULOS		5,973,680	0.48
16	BNP PARIBAS NOMINEES PTY LTD <IB AU NOMS RETAILCLIENT DRP>		5,861,569	0.47
17	VOYAGE SUPER FUND PTY LTD <VOYAGE SUPER FUND A/C>		5,131,297	0.41
18	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED-GSCO ECA		4,024,901	0.32
19	OXFORD HUDSON EQUITIES PTY LTD <OXFORD HUDSON EQ NO1 A/C>		4,000,000	0.32
20	MR ERIC MCCRADY		3,927,922	0.31
	Total	849,301,539	409,481,107	67.74

Stock Exchanges on which the Company’s Securities are quoted

The Company’s listed equity securities are quoted on the Australian Securities Exchange and the Nasdaq, under Tickers “SEA” and “SNDE”, respectively.

Petroleum Exploration Licenses

As the Company is a petroleum exploration Company, below is a list of its interests in petroleum exploration licences granted, where the licences are situated and the percentage interest held.

Exploration & Development Assets

	ACREAGE		Prospect
U.S. Leases	Gross	Net	Ownership %
Texas (Eagle Ford)	45,449	36,124	65-100

Australian Lease

Petroleum Lease License 570			17.5

On Market Buy-back

There is currently no on-market buy-back.

*All share information excludes the impact of the 1,044,901,944 ordinary shares issued on 27 March 2018.

Corporate Information

Sundance Energy Australia Limited	Auditors
ABN 76 112 202 883	Deloitte Touche Tohmatsu
Grosvenor Place
Directors	225 George Street
Michael D. Hannell – Chairman	Sydney NSW 2000
Eric McCrady - Managing Director and CEO	PO Box N250 Grosvenor Place
Damien A. Hannes - Non-Executive Director	Sydney NSW 1217 Australia
Neville W. Martin - Non-Executive Director
Weldon Holcombe – Non-Executive Director	Australian Legal Advisors
Baker & McKenzie
Company Secretary	Level 27, AMP Centre
Damien Connor	50 Bridge Street
Sydney, NSW 2000
Registered Office	PO Box N250 Grosvenor Place
28 Greenhill Road	Sydney NSW 1217 Australia
Wayville SA 5034
Phone: (61 8) 8363 0388	Bankers
Fax: (61 8) 8132 0766	National Australia Bank Limited - Australia
Website: www.sundanceenergy.com.au	Bank of America Merrill Lynch - United States

Corporate Headquarters	Share Registry
Sundance Energy, Inc.	Computershare Investor Services Pty Ltd
633 17th Street, Suite 1950	Level 5, 115 Grenfell Street
Denver, CO 80202 USA	Adelaide SA 5000
Phone: (303) 543-5700
Fax: (303) 543-5701	Securities Exchange Listings
Website: www.sundanceenergy.net	Australian Securities Exchange (ASX)
ASX Code: SEA
NASDAQ: SNDE